PROSPECTUS	Filed Pursuant to Rule 424(b)(3)
Registration No. 333-261883

Stran & Company, Inc.

9,967,987 Shares of Common Stock

This prospectus relates to 9,967,987 shares of common stock that may be sold from time to time by the selling shareholders named in this prospectus, which includes:

●	4,371,926 shares of common stock;

●	5,464,903 shares of common stock issuable to selling shareholders upon the exercise of warrants; and

●	131,158 shares of common stock issuable to selling shareholders underlying placement agent’s warrants.

We will not receive any proceeds from the sales of outstanding shares of common stock by the selling shareholders, but we will receive funds from the exercise of the warrants held by the selling shareholders.

Our common stock and warrants are listed and traded under the symbols “STRN” and “STRNW,” respectively, on the Nasdaq Capital Market. On January 5, 2022, the last sale price of our shares of common stock and warrants to purchase common stock on the Nasdaq Capital Market was $5.85 and $1.17, respectively.

The selling shareholders may offer and sell the shares of common stock being offered by this prospectus from time to time in public or private transactions, or both. These sales may occur at fixed prices, at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices. The selling shareholders may sell shares to or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling shareholders, the purchasers of the shares, or both. Any participating broker-dealers and any selling shareholders who are affiliates of broker-dealers may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, or the Securities Act, and any commissions or discounts given to any such broker-dealer or affiliates of a broker-dealer may be regarded as underwriting commissions or discounts under the Securities Act. The selling shareholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute their shares of common stock. See “Plan of Distribution” for a more complete description of the ways in which the shares may be sold.

Investing in our shares of common stock involves a high degree of risk. See “Risk Factors” beginning on page 14 to read about factors you should consider before you make an investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 5, 2022

STRÄN
promotional solutions

DRIZLY
BRAVAZZI
HARD ITALIAN SODA
United
FANDUEL
FANDUEL
FANDUEL
essentia
Fishers Island Lemonade

Please read this prospectus carefully. It describes our business, financial condition, results of operations and prospects, among other things. We are responsible for the information contained in this prospectus and in any free-writing prospectus we have authorized. Neither we nor the underwriters have authorized anyone to provide you with different information, and neither we nor the underwriters take responsibility for any other information others may give you. Neither we nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date on the front of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares. You should not assume that the information contained in this prospectus is accurate as of any date other than its date.

TRADEMARKS, TRADE NAMES AND SERVICE MARKS

We use various trademarks, trade names and service marks in our business, including “STRÄN,” “STRÄN promotional solutions” and “Stran Promotional Solutions”. For convenience, we may not include the SM, ® or ™ symbols, but such omission is not meant to indicate that we would not protect our intellectual property rights to the fullest extent allowed by law. Any other trademarks, trade names or service marks referred to in this prospectus are the property of their respective owners.

INDUSTRY AND MARKET DATA

This prospectus includes industry data and forecasts that we obtained from industry publications and surveys including but not limited to certain publications of the promotional products member groups Advertising Specialty Institute (ASI) and the Promotional Products Association International (PPAI), as well as public filings and internal company sources. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of the included information. Statements as to our ranking, market position and market estimates are based on third-party forecasts, management’s estimates and assumptions about our markets and our internal research. We have not independently verified such third-party information, nor have we ascertained the underlying economic assumptions relied upon in those sources, and we cannot assure you of the accuracy or completeness of such information contained in this prospectus. Such data involve risks and uncertainties and is subject to change based on various factors, including those discussed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before deciding whether to invest in our securities. You should carefully read the entire prospectus, including the risks associated with an investment in our company discussed in the “Risk Factors” section of this prospectus, before making an investment decision. Some of the statements in this prospectus are forward-looking statements. See the section titled “Cautionary Statement Regarding Forward-Looking Statements.”

In this prospectus, “we,” “us,” “our,” “our company” and similar references refer to Stran & Company, Inc.

On May 24, 2021, we completed a 100,000-for-1 forward stock split of our outstanding common stock through our reincorporation merger in Nevada. References to number of shares of our common stock after May 24, 2021, including the shares offered in this offering and future issuances, have given effect to this split.

Our Company

Overview

We are an outsourced marketing solutions provider, working closely with our customers to develop sophisticated marketing programs that leverage our promotional products and loyalty incentive expertise. It is our mission to develop long term relationships with our customers, enabling them to connect with both their customers and employees in order to build lasting brand loyalty.

We purchase products and branding through various third-party manufacturers and decorators and resell the finished goods to customers. In addition to selling branded products, we offer our clients:

●	custom sourcing capabilities;

●	a flexible and customizable e-commerce solution for

●	promoting branded merchandise and other promotional products;

●	managing promotional loyalty and incentives, print collateral, and event assets;

●	order and inventory management; and

●	designing and hosting online retail popup shops, fixed public retail online stores, and online business-to business service offerings;

●	creative and merchandising services;

●	warehousing/fulfillment and distribution;

●	print-on-demand, kitting, and point of sale displays; and

●	loyalty and incentive programs.

These valuable services, as well as the deep level of commitment we have to the business operations of our customers, have resulted in a strong and stable position within the industry.

We specialize in managing complex promotional marketing programs to help recognize the value of promotional products and branded merchandise as a tool to drive awareness, build brands and impact sales. This form of advertising is very powerful and impactful and particularly effective at building brand loyalty because it typically uses products that are considered useful and appreciated by recipients and are retained and used or seen repeatedly, repeating the imprinted message many times without adding cost to the advertiser. We have built the tools, processes, relationships and the blueprint to maximize the potential of these products and deliver the most value to our customers.

For over 25 years we have grown into a leader in the promotional products industry, ranking 18th overall and tied for 7th fastest-growing in the United States on Print+Promo’s 2020 Top 50 Distributors list, and 32nd from over 40,000 businesses based on ASI’s Counselor magazine 2021 Top 40 Distributors list. Since our first year of operations in 1995, our annual revenues have gradually grown from approximately $240,000 to over $37.7 million in 2020, a compound annual growth rate of approximately 22%, and between 2017 and 2020, our revenues grew at a compound annual growth rate of approximately 24%. During 2017 through 2020, we had consistent gross margins of approximately 30%, and processed over 25,000 customer orders per year.

Our 2019 and 2020 revenues and gross margins include non-recurring revenues representing 16.54% and 27.12% of our overall revenues for 2019 and 2020, respectively, as a subcontractor for the 2020 U.S. Census. The customer that engaged us in this regard will not renew their engagement with us due to the U.S. Census only occurring once every ten years. As a result, these non-recurring revenue increases are not expected to recur in fiscal year 2021 or beyond and do not represent our long-term growth expectations.

As of September 30, 2021, we had total assets of $16.9 million with total shareholder equity of $1.9 million.

We serve a highly diversified customer base across many industry verticals including pharmaceutical and healthcare, manufacturing, technology, finance, construction and consumer goods. Many of our customers are household names and include some of the largest corporations in the world.

Our sales declined 4.9% year-over-year in the first nine months of 2021 compared to the first nine months of 2020 due to the completion of the U.S. Census program in 2020, market saturation of personal protective equipment in 2021, a lack of in-person events, and businesses still not being fully reopened throughout 2021 as a result of the COVID-19 pandemic. Nevertheless, we expect going forward that pent-up demand from more widespread immunity to the COVID-19 virus and societal reopening will help compensate for lower sales in prior periods. For further discussion, see “COVID-19 Pandemic” below.

Our headquarters are located at Quincy, Massachusetts, with remote offices located in Fairfield, Connecticut and Warsaw, Indiana. In addition, we have sales representatives in 12 additional locations across the United States and a network of service providers in the United States and abroad, including factories, decorators, printers, logistics firms, and warehouses.

Our Corporate History and Structure

Our company was incorporated in the State of Massachusetts on November 17, 1995 under the name “Strän & Company, Inc.” We also use the registered trade name “Stran Promotional Solutions”.

On September 26, 2020, we acquired certain assets including the customer account managers and customer base of the Wildman Imprints division (“Wildman Imprints”) of Wildman Business Group, LLC (“WBG”).

On May 24, 2021, we changed our state of incorporation to the State of Nevada by merging into Stran & Company, Inc., a Nevada corporation, and changed the spelling of our name to “Stran & Company, Inc.” On the same date, our authorized capital stock changed from 200,000 shares of common stock, $0.01 par value, to 350,000,000 shares, consisting of 300,000,000 shares of common stock, par value $0.0001 per share, and 50,000,000 shares of “blank check” preferred stock, par value $0.0001 per share. At the same time, we also completed a 100,000-for-1 forward stock split of our outstanding common stock through the merger by issuing 100,000 shares of our common stock for each previously outstanding share of common stock of our predecessor Massachusetts company. As a result of this stock split, our issued and outstanding common stock increased from 100 shares to 10,000,000 shares, all of which were then held by our Executive Chairman, Andrew Stranberg.

Following our reincorporation in Nevada, on May 24, 2021, a number of stock transfers by Mr. Stranberg resulted in Mr. Stranberg, Andrew Shape, our Chief Executive Officer, President and Director, Randolph Birney, our Executive Vice President, and Theseus Capital Ltd., owning 5,100,000, 3,400,000, 800,000 and 700,000 shares of our common stock, respectively. Theseus Capital Ltd. subsequently transferred 200,000 shares to another investor with the consent of the Company, the representative and Mr. Stranberg. These share transfers are subject to certain lockup conditions.

On November 12, 2021, we closed our initial public offering of 4,987,951 units, each unit consisting of one share of common stock and a warrant to purchase one share of common stock at the initial public offering price of $4.15 per unit. Each whole share exercisable pursuant to the warrants has an initial exercise price per share of $5.1875, equal to 125% of the initial public offering price. Due to our subsequent private placement of common stock and common stock purchase warrants at a purchase price of $4.97 for one share and 1.25 warrants combined, after attributing a warrant value of $0.125, the exercise price per share of the initial public offering warrants was reduced to $4.81375 as of December 10, 2021. The warrants are immediately exercisable and will expire on the fifth anniversary of the original issuance date. The units were not certificated. The shares of common stock and related warrants were immediately separable and were issued separately, though they were issued and purchased together as a unit in the offering. On November 12, 2021, we also issued warrants to purchase 149,639 shares of common stock to the designees of the representative of the underwriters in the offering. The representative’s warrants are exercisable at an initial per share exercise price of $5.1875. The representative’s warrants are exercisable at any time and from time to time, in whole or in part, during the four-and-a-half-year period commencing six months after its issuance.

On December 10, 2021, we completed a private placement with several investors, wherein a total of 4,371,926 shares of common stock were issued at a purchase price of $4.97 per share, with each investor also receiving a warrant to purchase up to a number of shares of common stock equal to 125% of the number of shares of common stock purchased by such investor in the private placement, or a total of 5,464,903 shares, at an exercise price of $4.97 per share, for a total purchase price of approximately $21.7 million. The warrants are immediately exercisable on the date of issuance, expire five years from the date of issuance and have certain downward pricing adjustment mechanisms, including with respect to any subsequent equity sale that is deemed a dilutive issuance, in which case the warrants will be subject to a floor price of $4.80 per share before shareholder approval is obtained, and after shareholder approval is obtained, such floor price will be reduced to $1.00 per share, as set forth in the warrants. We engaged the representative as our placement agent for the private placement pursuant to a Placement Agency Agreement, or the PAA, dated as of December 8, 2021. Pursuant to the PAA, we agreed, among other things, to issue the representative’s designees warrants to purchase an aggregate of 131,158 shares of common stock, which is equal to 3.0% of the total number of shares issued in the private placement, at an exercise price of $4.97 per share.

As of the date of this prospectus, we have no subsidiaries.

Our Opportunity

The promotional products industry is large yet highly-fragmented, with thousands of smaller participants and indications of a lack of market power in any one firm or group of firms. The industry has generally experienced growth as businesses continuously invest in sophisticated marketing campaigns involving multiple types of advertising. Promotional products are items used to promote a product, service or company program including advertising specialties, premiums, incentives, business gifts, awards, prizes, commemoratives and other imprinted or decorated items. They are usually given away by companies to consumers or employees. The largest promotional products trade organizations are the Advertising Specialty Institute (ASI) and Promotional Products Association International (PPAI).

According to the ASI, the largest membership organization for the promotional products industry, the U.S. market for promotional products and services had grown to $25.8 billion as of 2019 and includes over 40,000 firms in its member ranks. The industry has grown at an annual compound growth rate of 4.96% from 2009 to 2019. Moreover, the promotional products market is only one segment of a total addressable market of possibly up to $387 billion based on the size of the product packaging market ($180 billion as of 2019, according to Statista, a leading provider of market and consumer data); the loyalty incentive programs market ($90 billion annually according to the Incentive Marketing Association, the umbrella organization for suppliers in the incentive marketplace); the printing market ($75 billion as of 2021, according to IBISWorld, an industry research provider); and the tradeshow market ($17 billion projected for 2021, according to MarketingCharts.com, a provider of marketing data, graphics, and analyses).

We believe that U.S. promotional products spending was significantly impacted by the COVID-19 pandemic. According to ASI, promotional product distributor sales decreased about 20% in 2020 to $20.7 billion by the end of 2020. During the second quarter of 2021, distributors’ sales increased, on average, by 27.3% compared to the second quarter of 2020, according to ASI. In addition, 77% of distributors expect 2021 sales to exceed 2020 sales, and nearly half (48%) of distributors expect 2021 sales to match or exceed their performance in 2019, according to ASI.

The promotional products industry is relatively insulated from other forms of advertising such as television and digital advertising. Although promotional products compete for space within an advertising budget with other forms of advertising, particularly online advertising, they offer distinct benefits, particularly due to their physical nature, which may help distributors and suppliers continue to sell these products and related services despite these budgetary pressures. Data shows that promotional products are more effective in generating brand recognition and sales than other forms of advertising, including television and online advertisements. These factors help shield established industry firms like ours from the technological and competitive disruption experienced by other types of media advertisers.

The promotional products industry is also highly fragmented and includes over 40,000 firms. As of 2019 the firm with the greatest percentage of industry sales generated $839 million revenues but made up less than 3.3% of the promotional products market. As a group, the top 50 distributors had less than 24% market share as of 2019, based on the total sales of approximately $6.8 billion of the top 50 distributors according to Promo Marketing’s 2020 Top Distributors report and the total promotional products industry value of $25.8 billion according to ASI for 2019.

Unlike our company, which provides comprehensive solutions to complex promotional and branding challenges, we view most of our competitors as generally falling into one of the five categories below:

●	Online e-tailer. Heavy reliance on marketing and online advertising to sell directly to businesses, offering little or no strategic support or program infrastructure.

●	Franchise Model. Consists of many smaller firms or independent representatives without a consistent strategic vision. They do not offer consistent pricing and have fragmented service capabilities.

●	Large and Inflexible. Focus on large enterprise customers, struggling to serve the needs of smaller spend opportunities (less than $3 million annually). They tend to lack in delivering a high level of service and are limited in their ability to react to changes in the market.

●	Non-Core Offering. Offer promotional merchandise as an add-on to their core business or have grown through acquisition without any unification strategy.

●	Small Mom-and-Pop. Little or no infrastructure or executive oversight. Do not have the financial backing, technology, or infrastructure to support growth or ability to execute comprehensive marketing programs or large opportunities.

Our Products and Services

Our value to our customers is to be an extension of their own teams. We work to understand the different business and marketing goals of each customer and provide solutions that incorporate technology, human capital, and physical branded goods to solve their business challenges. This model of outsourced combined marketing and program-management services is unique in the promotional products industry, which is dominated by online e-tailers, franchisees, and mom-and-pop businesses. To achieve this value, we have built the internal resources, knowledge, and processes to support our clients with more than just commodity items.

We are both program managers and creative marketers, having developed multiple teams within our organization to specialize and focus our efforts on supporting customers with the specific support that they need:

●	Operations and e-commerce teams create custom tailored technology solutions that enable our clients to view, manage and distribute branded merchandise to their appropriate audience in an efficient and cost-effective manner.

●	Account teams work with client stakeholders to understand goals, objectives, marketing and human-resources initiatives, and the ongoing management of the account.

●	In-house creative agency and product merchandising teams support the account team to provide unique and custom product ideas along with additional design services such as billboards, annual reports, and digital ad assets.

●	Merchandising team as well as members of our account teams attend trade shows domestically and internationally across a variety of markets, allowing us to provide a diverse assortment of product offerings to our clients.

●	Technology and program teams offer technology solutions to help efficiently manage the order process, view products and inventory available, distribute products in the most cost-effective manner, and provide reports and metrics on the activity of the account.

We work closely with industrial designers of several of our key business collaborators to understand the research and trends that are influencing product development in the six- to 18-month window ensuring that our team is up-to-date on trends in the industry.

Our Competitive Strengths

We believe our key competitive strengths include:

●	Superior and Distinctive Technology. We have invested in sophisticated, efficient ordering and logistics technology that provides order processing, warehousing and fulfillment functions. We continue to invest in our technology infrastructure, including many customized solutions developed on Adobe Inc.’s open-source e-commerce platform, Magento. We have also invested in a new Enterprise Resource Planning (ERP) system, Oracle’s NetSuite, which will consolidate the process of gathering and organizing business data of our company through an integrated software suite, and is expected to be implemented by the first half of 2022.

●	Leading Market Position. Our over 25 years’ history and size make us a leader in the U.S. promotional products industry. We believe that the key benefits of our scale include an ability to efficiently implement large and intensive programs; an ability to invest in sales tools and technologies to support our customers; and operating efficiencies from our scalable infrastructure. We believe our market position and scale enhances our ability to increase sales to existing customers, attract new customers and enter into new markets.

●	Extensive Network. We have developed a deep network of collaborator factories, decorators, printers, and warehouses around the globe. This network helps us find the right solution to meet our customer’s needs, whether they are financial, timing, geographic, or brand goals. This model provides the flexibility to proactively manage our customers’ promotional needs efficiently. As a result, we believe that we have an excellent reputation with our customers for providing a high level of prompt customer service.

●	Customer-Centric Approach. Our customer-centric approach is what has fueled our growth since our inception, and our early adoption of technology to solve challenges for our clients set us apart in our early growth. We strive to understand the goals and challenges that our customers face, building unique solutions and seeing each campaign through to completion as an extension of their team.

●	Diversified Customer Base. We sell our products to over 2,000 active customers and over 30 Fortune 500 companies, including long-standing programs with recurring revenue coming from well recognized brands and companies. During 2019-2020, we were engaged by a Washington, D.C.-based advertising and marketing company leading a nationwide awareness-generating initiative for the 2020 U.S. Census. During this period, this contract represented approximately 16.54% and 27.12% of our overall revenues for 2019 and 2020, respectively. This customer will not renew their engagement with us due to the U.S. Census only occurring once every ten years. As a result, these non-recurring revenue increases are not expected to recur in fiscal year 2021 or beyond and do not represent our long-term growth expectations. Other than this one-time customer, our largest customer accounted for 10.1% of overall revenue during 2020. Our top 10 customers in 2020, including the 2020 U.S. Census program customer, consisted of 56.85% of revenue. Excluding the 2020 U.S. Census program customer, our top 10 customers consisted of 31.20% of revenue. Our customers span many industries, including pharmaceutical and healthcare, manufacturing, technology, finance, construction and consumer goods.

●	Experienced Senior Management Team. Our senior management team, led by our co-founder and Chief Executive Officer, Andrew Shape, is comprised of seasoned industry professionals and veterans of our company. Our senior management has an average of over 20 years of experience in the promotional products industry.

●	Asset Acquisition Experience. In September 2020, we acquired all of the customers of the promotional products business Wildman Imprints in an asset purchase. In 2019, that business recorded over $10 million in revenue. We continue to explore and pursue additional acquisition opportunities that are appropriate. Please see “Growth Strategies – Selectively Pursue Acquisitions” below for a discussion of our asset acquisition experience and strategy.

Our Growth Strategies

The key elements of our strategy to grow our business include:

●	Selectively Pursue Acquisitions. We believe that we are well-suited to capitalize on opportunities to acquire businesses with key customer relationships or have other value-added products or services that complement our current offerings. Our acquisition strategy consists of increasing our share in existing markets, adding a presence in new or complementary regions, utilizing our scale to realize cost savings, and acquiring businesses offering synergistic services such as printing, packaging, point of sale (POS) displays, loyalty and incentive program management, and decoration, or offering additional differentiators. In September 2020, we acquired all the customer account managers and customer accounts of the promotional products business Wildman Imprints in Warsaw, Indiana. As a result, we gained approximately over 1,400 customer accounts, including over 120 customer programs with higher repeat-business potential; inventory worth approximately $650,000 with a majority covered by contractual customer purchase guarantees; and additional revenues of over $10 million as of 2019. This allowed us to extend our geographical reach into the Midwest and further diversify our customer base. We believe that this experience will help us to pursue suitable acquisition opportunities in the future and integrate them successfully.

Consistent with this strategy, we continue to evaluate potential acquisition targets (although no such acquisition target has yet been identified), particularly with the following attributes:

●	Geographic balance, with a focus on acquiring a company in the branded merchandise space based in the Western United States (including Texas, California, Colorado, Oregon, or Washington state) in the $5-10 million revenue range;

●	Smaller promotional companies in the $2-5 million revenue range who lack the programmatic capabilities but have a minimum of 30% gross margins and comparable or improved profitability; and

●	Businesses with complimentary offerings to increase Stran’s portfolio of services and depth of expertise in these additional industries: Packaging; Loyalty & Incentive; Decorators (for screen printer, embroidery, direct-to-garment, rub-on transfers, etc.); and Event/Tradeshow Services.

●	Innovate and Invest in Technology. During 2020, we continued to invest in upgrades to our platform for customers’ promotional e-commerce objectives, including customizable and scalable features, developed on Adobe Inc.’s open-source e-commerce platform, Magento. We have also invested in a new Enterprise Resource Planning (ERP) system on Oracle’s NetSuite platform which will consolidate the process of gathering and organizing business data of our company through an integrated software suite, which is expected to be implemented by the first half of 2022. We believe that it is necessary to continue focusing on the buildout of our technology offerings in order to meet the evolving needs of our customers. Additionally, our strong technology platform will support our acquisition strategy to integrate acquired businesses into our existing platforms. We intend to continue making significant investments in research and development and hiring top technical talent.

●	New Client Development. Our sales teams are tasked with continuously growing their books of business by nurturing existing business relationships while actively seeking new opportunities with new customers. We will continue to promote and ask for referrals from satisfied customers who often refer us to other potential clients. We continuously seek to build our sales forces through hiring of experienced individuals with established books of business as well as hiring less experienced individuals that we hope to develop into productive sales reps. As we continue to grow, we are hiring sales reps in different geographies across the U.S. that further diversifies our customer base and attracts new customers. Currently we have employees or sales reps located in offices or remotely Massachusetts, Indiana, Connecticut, New York, New Jersey, Pennsylvania, Florida, South Carolina, Tennessee, and Illinois. In addition to direct sales and marketing efforts, we will continue to build sales and marketing campaigns to promote Stran, including social media, search engine optimization (SEO), HubSpot Inbound Marketing, and other alternative platforms. We also plan to continue to identify and exhibit at appropriate tradeshows, conferences, and events where we have had success.

●	Develop and Penetrate Customer Base. We plan to further expand and leverage our sales force and broad product and service offering to upsell and cross-sell to both develop new clients and further penetrate our existing customer base. Many of our services work together and build on each other to offer greater control and consistency of our customers’ brands as well as improved efficiency and ease of use for their team. Our goal is to become an extension of our customers’ team and to support their organizations in using physically branded products in the most effective means possible. For example, we can offer a one-stop solution for all tradeshow and event asset management objectives. From pre-show mailings to special event uniforms, we can help design as well as produce and manage all tradeshow materials and processes from start to finish. With multiple warehouses strategically located throughout the United States, we offer logistics solutions and expertise to effectively fulfill customers’ events needs across the country. The internal inventory-management version of our e-Commerce platform provides the ability to manage not only a customer’s assets for its booth or event setup, but also its literature, giveaways, uniforms, and more. We will ship out all assets with return labels for post-show logistics and establish standard operating procedures for every asset to be returned back into inventory.

Other strategies that we plan to implement to expand our customer base with expanded sales staff and technology resources include:

●	Convert Transactional Customers to Programs. The majority of our revenue is derived from program business, although only a small percentage of our customers are considered programmatic. For the years 2019 and 2020, program clients accounted for 70.2% and 77.6% of total revenue, respectively. For the nine months ended September 30, 2020 and 2021, program clients accounted for 77.8% and 76.6% of total revenue, respectively. Less than 350 of our more than 2,000 active customers are considered to be program clients. With a larger sales force and other resources, we believe we can convert more of our customer base from transactional customers into program clients with much greater revenue potential. We define transactional customers as customers that place an order with us and do not have an agreement with us covering ongoing branding requirements. We define program clients as clients that have a contractual obligation for specific ongoing branding needs. Program offerings include ongoing inventory, use of technology platform, warehousing, creative services, and additional client support. Those program customers are geared towards longer-lasting relationships that helps secure recurring revenue well into the future.

●	Strengthen Marketing and Social Media Outreach. We plan to expand sales and marketing tools and campaigns to promote the Company, including social media platforms such as Instagram, and other alternative marketing platforms.

●	SEO and Inbound Marketing. We plan to enhance our SEO tools to increase web traffic to our website and use of HubSpot Inbound Marketing and similar tools to deliver content and data to drive interest in Stran.

●	Tradeshows and Events. We plan to increase our exhibitor presence at appropriate shows and events such as ProcureCon, the National Beer Wholesalers Association (NBWA)’s Annual Convention and Trade Show, and EXHIBITOR LIVE.

●	Extend Relationships. We plan to identify and approach more print, fulfillment, and agency collaborators to sell into their customer base.

●	Referrals. We believe we will generate more customer referrals by offering an enhanced loyalty and customer incentive program.

COVID-19 Pandemic

As in many other industries, we believe that the COVID-19 pandemic has weakened many promotional products distributors and their suppliers. According to ASI’s 2020 State of the Industry report, the promotional industry was projected to experience a 34.9% decrease in sales for 2020, and over a quarter of distributors and suppliers expected their revenue to fall by at least 50% in 2020. But at the same time, Promo Marketing’s 2020 Top Distributors report, which ranked the top 50 distributors, found that 44 (88%) grew sales over the prior year. That compares favorably to its 2019 report, which ranked the top 65 distributors, where 50 (77%) grew sales. In terms of the top five vertical markets, the most opportunities for Promo Marketing’s 2020 Top Distributors were those in Health Care (listed 27 times), Financial (listed 21 times), Tech (listed 17 times), Manufacturing (listed 16 times), and Retail (listed 14 times). A recent forecast from global advertising corporation WPP plc’s ad-buying unit GroupM found that there appears to be a “K-shaped” recovery for the advertising industry as well as the overall U.S. economy. The “K” shape indicates a quick rebound for some marketers and a continued downward trajectory for others. For example, e-commerce and advanced digital services such as telehealth and remote learning have exploded during the COVID-19 pandemic. On the other hand, restaurants, bars, travel, entertainment and nonessential businesses have all suffered. Overall, those dependent on traditional media including radio, newspapers and outdoor advertising, and those whose clients were largely nonessential services such as restaurants, bars, travel, entertainment have all suffered. On the other hand, demand for e-commerce and advanced digital services such as telehealth and remote learning, and home refinancings and the banking industry in general, have massively accelerated and saw record volumes during the COVID-19 pandemic.

In this economic environment, as of July 2020 ASI reported that the largest distributors in the industry have been increasingly grabbing market share. In ASI’s report, prominent industry executives went on record to say that they expected the trend to continue as weakened firms become prime acquisition targets. Many top distributors have also been able to pivot their supplier orders to take advantage of the recent trends away from live events and gatherings and towards digital promotions, personal protective equipment, and delivery services. As a result, distributors with strong balance sheets, flexibility to meet changing customer demands, and the drive to grow through strategic acquisitions have the greatest prospects to thrive despite the pandemic’s challenges.

We believe that the COVID-19 pandemic has impacted Stran’s operational and financial performance. Although our sales and net earnings increased by 24.5% and 164.0%, respectively, from 2019 to 2020, the short-term effects from the COVID-19 pandemic on our industry were reflected in our results of operations for the first six months of 2021. Our 2019 and 2020 revenues include non-recurring revenues representing 16.54% and 27.12% of our overall revenues for 2019 and 2020, respectively, as a subcontractor for the 2020 U.S. Census. Sales from the U.S. Census program increased $5.5 million, or 110.3%, from $5.0 million for the year ended December 31, 2019 to $10.5 million for the year ended December 31, 2020. Investors may not rely on these results as indicative of future revenue growth, as discussed further under “Risk Factors - Risks Related to Our Business and Industry - There is a risk of dependence on one or a group of customers or market expectations of unsustainable growth.” Moreover, our sales declined 4.9% year-over-year during the first nine months of 2021 compared to the same period of the prior year. The decrease was primarily due to the completion of the U.S. Census program in 2020, market saturation of personal protective equipment in 2021, a lack of in-person events, and businesses still not being fully reopened throughout 2021 as a result of the COVID-19 pandemic. The U.S. Census program contributed $10.1 million of sales, or 35.5% of total sales, for the nine months ended September 30, 2020 compared to less than $2,000 of sales, or 0.0% of total sales, for the nine months ended September 30, 2021. Additionally, sales of personal protective equipment totaled $3.7 million for the nine months ended September 30, 2020 compared to less than $200,000 for the nine months ended September 30, 2021. As has been typical for other firms in the promotional products industry, from March 2020 and into 2021 operational and supply chain disruptions combined with decreased demand for promotional products caused sharp reductions in sales opportunities. We believe that relevant factors included businesses not being fully opened, a lack of in-person events, and decreased marketing budgets leading to decreased demand for promotional products and services such as ours. Although we were able to capitalize on the demand for personal protective equipment such as masks, hand sanitizer, and gowns, these sales are not expected to fully offset the overall decreased demand for promotional products.

We have responded to the challenges resulting from the COVID-19 pandemic by developing a clear company-wide strategy and sticking to our hardworking culture and core value of delivering creative merchandise solutions that effectively promote brands. We continue to focus on our core group of customers while providing additional value-added services, including our e-commerce platform for order processing, warehousing and fulfillment functions, and propose alternative product offerings based on their unique needs. We also continue to solicit and market ourselves to long-term prospects that have shown interest in Stran. We have remained committed to being a high-touch customer-focused company that provides our customers with more than just products. Below are some of the specific ways we have responded to the current pandemic.

●	Adhered to all state and federal social distancing requirements while prioritizing health and safety for our employees. We allow team members to work remotely, allowing us to continue providing uninterrupted sales and service to our customers throughout the year.

●	Emphasized and established cost savings initiatives, cost control processes, and cash conservation to preserve liquidity.

●	Explored acquisition opportunities and executed the acquisition of the customer base of Wildman Imprints with historical revenue exceeding $10 million annually.

●	Retained key customers through constant communication, making proactive product or program suggestions, driving program efficiencies, and delivering value-added solutions to help them market themselves more effectively.

●	Concentrated and succeeded in earning business from clients in specific verticals that have spent more during the pandemic including customers in the entertainment, beverage, retail, consumer packaged goods, and cannabis industries.

●	Retained key employees by continuing to provide them with competitive compensation and the tools required to be successful in their jobs.

●	Successfully applied for and received Paycheck Protection Program loans and government assistance.

●	Refocused our marketing activities on more client-specific revenue generating activities that reduced spend while remaining effective.

We believe that we have seen encouraging signs of recovery from the effects of the COVID-19 pandemic. There has been a significant increase in the amount of requests for proposal and other customer inquiries beginning in the first quarter of 2021, which leads us to believe that companies are starting to prepare to spend at previous or increased levels. We expect going forward that pent-up demand from more widespread immunity to the COVID-19 virus and societal reopening will help compensate for lower sales in prior periods.

For a further discussion of the impact of the COVID-19 pandemic on our business, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Impact of COVID-19 Pandemic”.

Implications of Being an Emerging Growth Company

Upon the completion of this offering, we will qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As a result, we will be permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

●	have an auditor report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);

●	comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

●	submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay” and “say-on-frequency;” and

●	disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1.07 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act,”) which would occur if the market value of our securities that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

Corporate Information

Our principal executive offices are located at 2 Heritage Drive, Suite 600, Quincy, MA 02171 and our telephone number is 800-833-3309. We maintain a website at https://www.stran.com/. Information available on our website is not incorporated by reference in and is not deemed a part of this prospectus.

Changes to our Capitalization

On May 24, 2021, we changed our state of incorporation to the State of Nevada by merging into Stran & Company, Inc., a Nevada corporation, and changed the spelling of our name to “Stran & Company, Inc.” On the same date, our authorized capital stock changed from 200,000 shares of common stock, $0.01 par value, to 350,000,000 shares, consisting of 300,000,000 shares of common stock, par value $0.0001 per share, and 50,000,000 shares of “blank check” preferred stock, par value $0.0001 per share. At the same time, we also completed a 100,000-for-1 forward stock split of our outstanding common stock through the merger by issuing 100,000 shares of our common stock for each previously outstanding share of common stock of our predecessor Massachusetts company. As a result of this stock split, our issued and outstanding common stock increased from 100 shares to 10,000,000 shares, all of which were then held by our Executive Chairman, Andrew Stranberg. Following our reincorporation in Nevada, on May 24, 2021, a number of stock transfers by Mr. Stranberg resulted in Mr. Stranberg, Andrew Shape, our Chief Executive Officer, President and Director, Randolph Birney, our Executive Vice President, and Theseus Capital Ltd., owning 5,100,000, 3,400,000, 800,000 and 700,000 shares of our common stock, respectively. These share transfers are subject to certain repurchase and lockup conditions.

On November 12, 2021, we closed our initial public offering of 4,987,951 units, each unit consisting of one share of common stock and a warrant to purchase one share of common stock at the initial public offering price of $4.15 per unit. Each whole share exercisable pursuant to the warrants has an initial exercise price per share at $5.1875, equal to 125% of the initial public offering price. Due to our subsequent private placement of common stock and common stock purchase warrants at a purchase price of $4.97 for one share and 1.25 warrants combined, after attributing a warrant value of $0.125, the exercise price per share of the initial public offering warrants was reduced to $4.81375 as of December 10, 2021. The warrants are immediately exercisable and will expire on the fifth anniversary of the original issuance date. The units were not certificated. The shares of common stock and related warrants were immediately separable and were issued separately, though they were issued and purchased together as a unit in the offering. On November 12, 2021, we also issued warrants to purchase 149,639 shares of common stock to the designees of the representative of the underwriters in the offering. The representative’s warrants are exercisable at an initial per share exercise price of $5.1875. The representative’s warrants are exercisable at any time and from time to time, in whole or in part, during the four-and-a-half-year period commencing six months after its issuance.

On December 10, 2021, we completed a private placement with several investors, wherein a total of 4,371,926 shares of common stock were issued at a purchase price of $4.97 per share, with each investor also receiving a warrant to purchase up to a number of shares of common stock equal to 125% of the number of shares of common stock purchased by such investor in the private placement, or a total of 5,464,903 shares, at an exercise price of $4.97 per share, for a total purchase price of approximately $21.7 million. The warrants are immediately exercisable on the date of issuance, expire five years from the date of issuance and have certain downward pricing adjustment mechanisms, including with respect to any subsequent equity sale that is deemed a dilutive issuance, in which case the warrants will be subject to a floor price of $4.80 per share before shareholder approval is obtained, and after shareholder approval is obtained, such floor price will be reduced to $1.00 per share, as set forth in the warrants. We engaged the representative as our placement agent for the private placement pursuant to a Placement Agency Agreement, or the PAA, dated as of December 8, 2021. Pursuant to the PAA, we agreed, among other things, to issue the representative’s designees warrants to purchase an aggregate of 131,158 shares of common stock, which is equal to 3.0% of the total number of shares issued in the private placement, at an exercise price of $4.97 per share.

For a complete description of these transactions, please see the section “Corporate History and Structure” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Recent Developments” in this prospectus.

The Offering

Shares of common stock offered by selling shareholders:	This prospectus relates to 9,967,987 shares of common stock that may be sold from time to time by the selling shareholders named in this prospectus, which includes:

●	4,371,926 shares of common stock;

●	5,464,903 shares of common stock issuable to selling shareholders upon the exercise of warrants; and

●	131,158 shares of common stock issuable to selling shareholders underlying placement agent’s warrants

Securities outstanding:	19,573,982 shares of common stock and publicly-traded warrants to purchase up to 4,773,846 shares of common stock.

Use of proceeds:	We will not receive any proceeds from the sales of outstanding shares of common stock by the selling shareholders, but we will receive funds from the exercise of the warrants held by the selling shareholders. See “Use of Proceeds.”

Risk factors:	Investing in our securities involves a high degree of risk. As an investor, you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section beginning on page 14 before deciding to invest in our common stock and warrants.

Trading market and symbol	Our shares of common stock and warrants are listed and traded under the symbols “STRN” and “STRNW,” respectively, on the Nasdaq Capital Market.

The number of securities outstanding excludes:

●	1,589,000 total shares of common stock issuable upon the exercise of options which we have granted to our employees, officers and directors under the Stran & Company, Inc. Amended and Restated 2021 Equity Incentive Plan, or the Equity Incentive Plan, or the Plan, pursuant to a Registration Statement on Form S-8;

●	2,836,932 shares of common stock that are reserved for issuance under the Plan, which is inclusive of the 1,589,000 shares issuable upon the exercise of options referred to above that were issued under the Plan;

●	149,639 shares of common stock issuable upon exercise of outstanding representative’s warrants;

●	warrants to purchase up to 5,464,903 shares of common stock issued in our private placement on December 10, 2021; and

●	up to 131,158 shares of common stock issuable upon exercise of the placement agent’s warrants issued in connection with the private placement.

Summary Financial Information

The following tables summarize certain financial data regarding our business and should be read in conjunction with our financial statements and related notes contained elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Our summary financial data as of December 31, 2020 and 2019 are derived from our audited financial statements included elsewhere in this prospectus. Our summary financial data as of September 30, 2021 and 2020 are derived from our unaudited financial statements included elsewhere in this prospectus. All financial statements included in this prospectus are prepared and presented in accordance with generally accepted accounting principles in the United States (“GAAP”). The summary financial information is only a summary and should be read in conjunction with the historical financial statements and related notes contained elsewhere herein. The financial statements contained elsewhere fully represent our financial condition and operations; however, they are not indicative of our future performance.

	Nine Months Ended September 30,		Years Ended December 31,
	2021	2020	2020	2019
Statements of Operations Data	(unaudited)	(unaudited)
Sales	$27,075,116	$28,462,481	$37,752,173	$30,316,831
Cost of sales	18,914,007	19,745,725	26,267,309	21,356,640
Gross profit	8,161,109	8,716,756	11,484,864	8,960,191
Operating expenses	8,333,131	6,715,483	9,993,991	8,366,437
Earnings (loss) from operations	(172,022)	2,001,273	1,490,873	593,754
Other income and (expense)	710,374	(31,619)	(39,457)	(32,140)
Earnings (loss) before income taxes	538,352	1,969,654	1,451,416	561,614
Current income taxes	113,619	422,236	422,236	171,751
Deferred income taxes	273,457	422,236	-	-
Net earnings (loss)	264,895	1,547,418	1,029,180	389,863
Retained earnings, beginning	1,627,654	598,474	598,474	208,611
Retained earnings, ending	1,892,549	2,145,892	1,627,654	598,474

	As of September 30,	As of December 31,
	2021	2020	2019
Balance Sheet Data	(unaudited)
Cash and cash equivalents	$797,428	$647,235	$2,438,260
Total current assets	13,111,039	9,273,307	10,024,206
Total assets	16,864,376	13,304,672	12,104,352
Total current liabilities	12,985,557	8,000,377	10,202,337
Total liabilities	14,971,727	11,676,918	11,505,778
Total shareholder’s equity	1,892,649	1,627,754	598,574
Total liabilities and shareholder’s equity	$16,864,376	13,304,672	12,104,352

Summary of Risk Factors

An investment in our securities involves a high degree of risk. You should carefully consider the risks summarized below. These risks are discussed more fully in the “Risk Factors” section immediately following this Prospectus Summary. These risks include, but are not limited to, the following:

Risks Related to Our Business and Industry

●	Our business could be materially adversely impacted by the COVID-19 pandemic.

●	Our customers may cancel or decrease the quantity of their orders, which could negatively impact our operating results.
●	We may be unable to identify or to complete acquisitions or to successfully integrate the businesses we acquire.

●	We face intense competition to gain market share, which may lead some competitors to sell substantial amounts of goods at prices against which we cannot profitably compete.

●	The promotional products, uniforms, trade show and events marketplace, loyalty and program management business industries are subject to pricing pressures that may cause us to lower the prices we charge for our products and services that adversely affect our financial performance.

●	Increases in the price of merchandise and raw materials used to manufacture our products could materially increase our costs and decrease our profitability.

●	Implementation of technology initiatives could disrupt our operations in the near term and fail to provide the anticipated benefits.

●	Failure to preserve positive labor relationships with our employees could adversely affect our results of operations.

●	The apparel industry, including uniforms and corporate identity apparel, is subject to changing fashion trends and if we misjudge consumer preferences, the image of one or more of our brands may suffer and the demand for our products may decrease.

●	If our information technology systems suffer interruptions or failures, including as a result of cyber-attacks, our business operations could be disrupted and our reputation could suffer.

●	We rely on software and services from other parties. Defects in or the loss of access to software or services from third parties could increase our costs and adversely affect the quality of our products.

●	Failure to comply with data privacy and security laws and regulations could adversely affect our operating results and business.

Risks Related to This Offering and Ownership of Our Securities

●	An active market in which investors can resell their shares of our common stock and warrants may not develop.

●	The market price of our common stock and warrants may fluctuate, and you could lose all or part of your investment.

●	We may not be able to maintain a listing of our common stock and warrants on Nasdaq.

●	Our key officers and directors beneficially own approximately 50.5% of our outstanding common stock. As a result, they may have the ability to approve all matters submitted to our shareholders for approval.

●	We do not expect to declare or pay dividends in the foreseeable future.

●	Future issuances of our common stock or securities convertible into, or exercisable or exchangeable for, our common stock, or the expiration of lock-up agreements that restrict the issuance of new common stock or the trading of outstanding common stock, could cause the market price of our securities to decline and would result in the dilution of your holdings.

●	Future issuances of debt securities, which would rank senior to our common stock upon our bankruptcy or liquidation, and future issuances of preferred stock, which could rank senior to our common stock for the purposes of dividends and liquidating distributions, may adversely affect the level of return you may be able to achieve from an investment in our common stock and warrants.

RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider the following risk factors, together with the other information contained in this prospectus, before purchasing our securities. We have listed below (not necessarily in order of importance or probability of occurrence) what we believe to be the most significant risk factors applicable to us, but they do not constitute all of the risks that may be applicable to us. Any of the following factors could harm our business, financial condition, results of operations or prospects, and could result in a partial or complete loss of your investment. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section titled “Cautionary Statement Regarding Forward-Looking Statements”.

Risks Related to Our Business and Industry

Our business could be materially adversely impacted by the COVID-19 pandemic.

COVID-19 was declared a pandemic by the World Health Organization and the Centers for Disease Control and Prevention in March of 2020. We believe that the global spread of COVID-19 has created significant volatility and uncertainty and economic disruption. We believe the extent to which the COVID-19 pandemic ultimately impacts our business, financial condition, results of operations or cash flows will depend on numerous evolving factors that we may not be able to accurately predict, including, without limitation: the duration and scope of the pandemic; the success in delivering and efficacy of vaccines; governmental, business and individuals’ actions that have been and will be taken in response to the pandemic (including restrictions on travel and transport and workforce pressures); the effect on our suppliers and customers and customer demand for our core products and services within certain industries such as the restaurant, transportation, hospitality and entertainment industries; the effect on our sources of supply; the impact of the pandemic on economic activity and actions taken in response; closures of our and our suppliers’ and customers’ offices and facilities; the ability of our customers to pay for our products and services; financial market volatility; commodity prices; and the pace of recovery when the COVID-19 pandemic subsides.

The spreading of COVID-19 that we believe is impacting global economic activity and market conditions could lead to changes in customer purchasing patterns. We believe we have seen disruptions in our customers’ businesses, including, but not limited to, our customers’ willingness and ability to spend, layoffs and furloughs of our customers’ employees, and temporary or permanent closures of businesses that consume our products and services. Prolonged periods of difficult conditions could have material adverse impacts on our business, financial condition, results of operations and cash flows.

We believe the potential effects of COVID-19 also could impact us in a number of other ways, including, but not limited to, reductions to our revenue and profitability, costs associated with complying with new or amended laws and regulations affecting our business, declines in the price of our securities, reduced availability and less favorable terms of future borrowings, valuation of our pension assets and obligations, reduced credit-worthiness of our customers, and potential impairment of the carrying value of goodwill or other indefinite-lived intangible assets.

Any of these events could materially adversely affect our business, financial condition, results of operations and cash flows.

Our customers may cancel or decrease the quantity of their orders, which could negatively impact our operating results.

Sales to many of our customers are on an order-by-order basis. If we cannot fill customers’ orders on time, orders may be cancelled and relationships with customers may suffer, which could have an adverse effect on us, especially if the relationship is with a major customer. Furthermore, if any of our customers experience a significant downturn in their business, or fail to remain committed to our programs or brands, the customer may reduce or discontinue purchases from us. The reduction in the amount of our products purchased by customers could have a material adverse effect on our business, results of operations or financial condition.

In addition, some of our customers have experienced significant changes and difficulties, including consolidation of ownership, increased centralization of buying decisions, buyer turnover, restructurings, bankruptcies and liquidations. A significant adverse change in a customer relationship or in a customer’s financial position could cause us to limit or discontinue business with that customer, require us to assume more credit risk relating to that customer’s receivables or limit our ability to collect amounts related to previous purchases by that customer, all of which could have a material adverse effect on our business, results of operations or financial condition.

We may be unable to identify or to complete acquisitions or to successfully integrate the businesses we acquire.

We have evaluated, and may continue to evaluate, potential acquisition transactions. We attempt to address the potential risks inherent in assessing the attractiveness of acquisition candidates, as well as other challenges such as retaining the employees and integrating the operations of the businesses we acquire. Integrating acquired operations involves significant risks and uncertainties, including maintenance of uniform standards, controls, policies and procedures; diversion of management’s attention from normal business operations during the integration process; unplanned expenses associated with integration efforts; and unidentified issues not discovered in due diligence, including legal contingencies. Acquisition valuations require us to make certain estimates and assumptions to determine the fair value of the acquired entities (including the underlying assets and liabilities). If our estimates or assumptions to value the acquired assets and liabilities are not accurate, we may be exposed to losses, and/or unexpected usage of cash flow to fund the operations of the acquired operations that may be material.

Even if we are able to acquire businesses on favorable terms, managing growth through acquisition is a difficult process that includes integration and training of personnel, combining facility and operating procedures, and additional matters related to the integration of acquired businesses within our existing organization. Unanticipated issues related to integration may result in additional expense and disruption to our operations, and may require a disproportionate amount of our management’s attention, any of which could negatively impact our ability to achieve anticipated benefits, such as revenue and cost synergies. Growth of our business through acquisition generally increases our operating complexity and the level of responsibility for both existing and new management personnel. Managing and sustaining our growth and expansion may require substantial enhancements to our operational and financial systems and controls, as well as additional administrative, operational and financial resources. We may be required to invest in additional support personnel, facilities and systems to address the increased complexities associated with business or segment expansion. These investments could result in higher overall operating costs and lower operating profits for the business as a whole. There can be no assurance that we will be successful in integrating acquired businesses or managing our expanding operations.

In addition, although we conduct due diligence investigations prior to each acquisition, there can be no assurance that we will discover or adequately protect against all material liabilities of an acquired business for which we may be responsible as a successor owner or operator. The failure to identify suitable acquisitions, successfully integrate these acquired businesses, successfully manage our expanding operations, or to discover liabilities associated with such businesses in the diligence process, could adversely affect our business, results of operations or financial condition.

In order to finance such acquisitions, we may need to obtain additional funds either through public or private financings, including bank and other secured and unsecured borrowings and/or the issuance of equity or debt securities. There can be no assurance that such financings would be available to us on reasonable terms. Any future issuances of equity securities or debt securities with equity features may be dilutive to our shareholders.

If our information technology systems suffer interruptions or failures, including as a result of cyber-attacks, our business operations could be disrupted and our reputation could suffer.

We rely on information technology systems to process transactions, communicate with customers, manage our business and process and maintain information. The measures we have in place to monitor and protect our information technology systems might not provide sufficient protection from catastrophic events, power surges, viruses, malicious software (including ransomware), attempts to gain unauthorized access to data or other types of cyber-based attacks. As cyber-attacks become more frequent, sophisticated, damaging and difficult to predict, any such event could negatively impact our business operations, such as by product disruptions that result in an unexpected delay in operations, interruptions in our ability to deliver products and services to our customers, loss of confidential or otherwise protected information, corruption of data and expenses related to the repair or replacement of our information technology systems. Compromising and/or loss of information could result in loss of sales or legal or regulatory claims which could adversely affect our revenues and profits or damage our reputation.

We rely on software and services from other parties. Defects in or the loss of access to software or services from third parties could increase our costs and adversely affect the quality of our products.

We rely on technologies from third parties to operate critical functions of our business, including cloud infrastructure services, payment processing services, certain aspects of distribution center automation and customer relationship management services. Our business would be disrupted if any of the third-party software or services we utilize, or functional equivalents thereof, were unavailable due to extended outages or interruptions or because they are no longer available on commercially reasonable terms or prices. In each case, we would be required to either seek licenses to software or services from other parties and redesign our business and marketplace to function with such software or services or develop these components ourselves, which would result in increased costs and could result in delays in the launch of new offerings on our marketplace until equivalent technology can be identified, licensed or developed, and integrated into our business and marketplace. Furthermore, we might be forced to limit the features available in our current or future products. These delays and feature limitations, if they occur, could harm our business, results of operations and financial condition.

Failure to comply with data privacy and security laws and regulations could adversely affect our operating results and business.

In the ordinary course of our business, we might collect and store in our internal and external data centers, cloud services and networks sensitive data, including our proprietary business information and that of our customers, suppliers and business collaborators, as well as personal information of our customers and employees. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. The number and sophistication of attempted attacks and intrusions that companies have experienced from third parties has increased over the past few years. Despite our security measures, it is impossible for us to eliminate this risk.

A number of U.S. states have enacted data privacy and security laws and regulations that govern the collection, use, disclosure, transfer, storage, disposal, and protection of personal information, such as social security numbers, financial information and other sensitive personal information. For example, all 50 states and several U.S. territories now have data breach laws that require timely notification to affected individuals, and at times regulators, credit reporting agencies and other bodies, if a company has experienced the unauthorized access or acquisition of certain personal information. Other state laws, such as the California Consumer Privacy Act, as amended (“CCPA”), among other things, contain disclosure obligations for businesses that collect personal information about residents in their state and affords those individuals new rights relating to their personal information that may affect our ability to collect and/or use personal information. Meanwhile, several other states and the federal government have considered or are considering privacy laws like the CCPA. We will continue to monitor and assess the impact of these laws, which may impose substantial penalties for violations, impose significant costs for investigations and compliance, allow private class-action litigation and carry significant potential liability for our business.

Outside of the U.S., data protection laws, including the EU General Data Protection Regulation (the “GDPR”), also might apply to some of our operations or business collaborators. Legal requirements in these countries relating to the collection, storage, processing and transfer of personal data/information continue to evolve. The GDPR imposes, among other things, data protection requirements that include strict obligations and restrictions on the ability to collect, analyze and transfer EU personal data/information, a requirement for prompt notice of data breaches to data subjects and supervisory authorities in certain circumstances, and possible substantial fines for any violations (including possible fines for certain violations of up to the greater of 20 million Euros or 4% of total company revenue). Other governmental authorities around the world have enacted or are considering similar types of legislative and regulatory proposals concerning data protection.

The interpretation and enforcement of the laws and regulations described above are uncertain and subject to change, and may require substantial costs to monitor and implement and maintain adequate compliance programs. Failure to comply with U.S. and international data protection laws and regulations could result in government enforcement actions (which could include substantial civil and/or criminal penalties), private litigation and/or adverse publicity and could negatively affect our operating results and business.

The Consumer Product Safety Improvement Act and other existing or future government regulation could harm our business or may cause us to incur additional costs associated with compliance.

We are subject to various federal, state and local laws and regulations, including but not limited to, laws and regulations relating to labor and employment, U.S. customs and consumer product safety, including the Consumer Product Safety Improvement Act, or the “CPSIA.” The CPSIA created more stringent safety requirements related to lead and phthalates content in children’s products. The CPSIA regulates the future manufacture of these items and existing inventories and may cause us to incur losses if we offer for sale or sell any non-compliant items. Failure to comply with the various regulations applicable to us may result in damage to our reputation, civil and criminal liability, fines and penalties and increased cost of regulatory compliance. These current and any future laws and regulations could harm our business, results of operations and financial condition.

We are subject to international, federal, national, regional, state, local and other laws and regulations, and failure to comply with them may expose us to potential liability.

We are subject to international, federal, national, regional, state, local and other laws and regulations affecting our business, including those promulgated under the Occupational Safety and Health Act, the Consumer Product Safety Act, the Flammable Fabrics Act, the Textile Fiber Product Identification Act, the rules and regulations of the Consumer Products Safety Commission, the Food, Drug, and Cosmetic Act, the rules and regulations of the Food and Drug Administration (FDA), the Foreign Corrupt Practices Act of 1977 (FCPA), various securities laws and regulations including but not limited to the Securities Exchange Act of 1934, the Securities Exchange Act of 1933, and the Nasdaq Stock Market LLC Rules, various labor, workplace and related laws, and environmental laws and regulations. Failure to comply with such laws and regulations may expose us to potential liability and have an adverse effect on our results of operations.

Shortages of supply of merchandise from suppliers, interruptions in our manufacturing, and local conditions in the countries in which we operate could adversely affect our results of operations.

As a distributor, we buy merchandise both from multiple supply sources and from a network of factories in which we have developed direct relationships around the globe over the past 25 years. However, an unexpected interruption in any of the sources or facilities could temporarily adversely affect our results of operations until alternate sources or facilities can be secured. We rely on the supply of different types of raw materials as well as textiles, including plastic, glass, fabric and metal for our promotional products. Further, our suppliers generally source or manufacture finished goods in parts of the world that may be affected by economic uncertainty, political unrest, labor disputes, health emergencies, or the imposition of duties, tariffs or other import regulations by the United States.

Implementation of technology initiatives could disrupt our operations in the near term and fail to provide the anticipated benefits.

As our business grows, we continue to make significant investments in our technology, including in the areas of warehouse management, enterprise risk management and product design. The costs, potential problems and interruptions associated with the implementation of technology initiatives could disrupt or reduce the efficiency of our operations in the near term. They may also require us to divert resources from our core business to ensure that implementation is successful. In addition, new or upgraded technology might not provide the anticipated benefits, might take longer than expected to realize the anticipated benefits, might fail or might cost more than anticipated.

Failure to preserve positive labor relationships with our employees could adversely affect our results of operations.

Our operations rely heavily on our employees, and any labor shortage, disruption or stoppage caused by poor relations with our employees could reduce our operating margins and income. While we believe that our employee relations are good, have no knowledge of any employees as subject to collective bargaining agreements, and unions have not traditionally been active in the U.S. marketing industry, unionization of our workforce could increase our operating costs or constrain our operating flexibility.

We are exposed to the risk of non-payment by our customers on a significant amount of our sales.

We allow many of our customers to pay us within 30 days of service, also known as net 30 credit terms. Our extension of credit involves considerable judgment and is based on an evaluation of each customer’s financial condition and payment history. We monitor our credit risk exposure by periodically obtaining credit reports and updated financials on our customers. We generally see a heightened amount of bankruptcies by our customers during economic downturns. In particular, we believe that the COVID-19 pandemic, and its impact on our customers, could have a negative impact on our collection efforts. While we maintain an allowance for doubtful receivables for potential credit losses based upon our historical trends and other available information, in times of economic turmoil, there is heightened risk that our historical indicators may prove to be inaccurate. The inability to collect on sales to significant customers or a group of customers could have a material adverse effect on our results of operations.

There is a risk of dependence on one or a group of customers or market expectations of unsustainable growth.

During 2019-2020, we were engaged by a Washington, D.C.-based advertising and marketing contractor as subcontractor on a nationwide awareness-generating initiative for the 2020 U.S. Census. During this period, this contract represented approximately 16.54% and 27.12% of our overall revenues for 2019 and 2020, respectively. This customer is not expected to renew its engagement with us due to the U.S. Census only occurring once every ten years. As a result, these non-recurring revenue increases are not expected to recur in fiscal year 2021 or beyond and do not represent our long-term growth expectations. Although we do not have a concentration of business in any particular customer or group of customers and do not view the revenues from these contracts to characterize our long-term steady growth expectations, the additional revenues cannot be excluded from our revenues under United States Generally Accepted Accounting Principles, and investors that are unsophisticated or otherwise unaware of the likely moderating effect on our future income, may have an expectation of much faster revenue growth. If we are unable to meet these expectations by finding new major customers or gain major new engagements from existing customers to replace these nonrecurring contracts, there may be material adverse effects on the price of our securities due to the reactions of disillusioned investors, negative media coverage, damage to our reputation, and other effects that may have a material adverse effect on our financial condition or results of operations. If on the other hand we successfully source major new contracts, the risk that we may become dependent on one or a few customers may increase. This potential dependency could threaten the sustainability of our growth and have a material adverse effect on our financial condition or results of operations if we are unable to retain such major contracts or replace them with similarly major contracts on a regular basis.

Our business incurs significant freight and transportation costs. Any changes in our shipping arrangements or any interruptions in shipping could harm our business, results of operations and financial condition.

We incur transportation expenses to ship our products to our customers. Significant increases in the costs of freight and transportation could have a material adverse effect on our results of operations, as there can be no assurance that we could pass on these increased costs to our customers. Government regulations can and have impacted the availability of drivers, which will be a significant challenge to the industry. Costs to employ drivers have increased and transportation shortages have become more prevalent.

If we are not able to negotiate acceptable pricing and other terms with these vendors or they experience performance problems or other difficulties, such as the increased volume of deliveries due to shelter-in-place orders associated with the COVID-19 pandemic, it could negatively impact our business and results of operations and negatively affect the experiences of our customers, which could affect the degree to which they continue to do business with us. Disruption to delivery services due to inclement weather could result in delays that could adversely affect our reputation, business and results of operations. If our products are not delivered in a timely fashion or are damaged or lost during the supply or the delivery process, our customers could become dissatisfied and cease doing business with us, which could adversely affect our business and results of operations.

Our business may be impacted by unforeseen or catastrophic events, including the emergence of pandemics or other widespread health emergencies, terrorist attacks, extreme weather events or other natural disasters and other unpredicted events.

The occurrence of unforeseen or catastrophic events, such as the emergence of pandemics or other widespread health emergencies (or concerns over the possibility of such pandemics or emergencies), terrorist attacks, extreme weather events or other natural disasters or other unpredicted events, could create economic and financial disruptions, and could lead to operational difficulties (including travel limitations) that could impair our ability to source and supply products and services and manage our businesses, and could negatively impact our customers’ ability or willingness to purchase our products and services.

For example, our corporate headquarters is located in Massachusetts, which does have earthquakes and experiences other less frequent natural hazards such as flooding, coastal erosion and an occasional nuisance landslide; should any of these unforeseen or catastrophic events occur, the possibly resulting infrastructure damage and disruption to the area could negatively affect our company, such as by damage to or total destruction of our headquarters, surrounding transportation infrastructure, network communications and other forms of communication. Some of our other locations and those of our suppliers, such as those located in the U.S. and Central America, also are exposed to hurricanes, earthquakes, floods and other extreme weather events; the damage that such events could produce could affect the supply of our products and services.

Additionally, while the extent of the impact on our business and financial condition is unknown at this time, we believe we have been negatively affected by actions taken to address and limit the spread of COVID-19, such as travel restrictions and limitations affecting the supply of labor and the movement of raw materials and finished products. Although we have not experienced any significant shortage or delay in obtaining raw materials or finished product, our shipping costs for importing raw materials from overseas have increased significantly over the past 12 months. We believe further reduced manufacturing capacity or increased freight costs as a result of COVID-19 could have an increased negative affect on the timely supply and pricing of finished products and have a material adverse effect on our results of operations.

We face intense competition within our industries and our revenue and/or profits may decrease if we are not able to respond to this competition effectively.

Customers in the promotional products, uniforms, tradeshow and event marketplace, loyalty and program management business process outsourcing industries choose suppliers primarily based upon the quality, price and breadth of products and services offered. We encounter competition from a number of companies in the geographic areas we serve. The majority of our revenue is derived from the sale of promotional products. Our major competitors for our promotional products business include companies such as 4Improint Group plc, Brand Addition (The Pebble Group plc), BAMKO (Superior Group of Companies, Inc.), Staples, Inc., Boundless Network Inc and HALO Branded Solutions, Inc. We also compete with a multitude of foreign, regional and local competitors that vary by market. If our existing or future competitors seek to gain or retain market share by reducing prices, we may be required to lower our prices, which would adversely affect our operating results. Similarly, if customers or potential customers perceive the products or services offered by our existing or future competitors to be of higher quality than ours or part of a broader product mix, our revenues may decline, which would adversely affect our operating results.

We face intense competition to gain market share, which may lead some competitors to sell substantial amounts of goods at prices against which we cannot profitably compete.

Our marketing strategy is to differentiate ourselves by providing quality service and quality products to our customers. Even if this strategy is successful, the results may be offset by reductions in demand or price declines due to competitors’ pricing strategies or other micro or macro-economic factors. We face the risk of our competition following a strategy of selling its products at or below cost in order to cover some amount of fixed costs, especially in stressed economic times.

Global, national or regional economic slowdowns, high unemployment levels, fewer jobs, changes in tax laws or cost increases might have an adverse effect on our operating results.

Our primary products within our promotional products are used by workers and, as a result, our business prospects are dependent upon levels of employment and overall economic conditions on a global, national and regional level, among other factors. Our revenues are impacted by our customers’ opening and closing of locations and reductions and increases in headcount, including from voluntary turnover and increased automation, which affect the quantity of uniform orders on a per-employee basis. If we are unable to offset these effects, such as through the addition of new customers, the penetration of existing customers with a broader mix of product and service offerings, or decreased production costs that can be passed on in the form of lower prices, our revenue growth rates will be negatively impacted. Likewise, increases in tax rates or other changes in tax laws or other regulations can negatively affect our profitability.

While we do not believe that our exposure is greater than that of our competitors, we could be adversely affected by increases in the prices of fabric, natural gas, gasoline, wages, employee benefits, insurance costs and other components of product cost unless we can recover such increases through proportional increases in the prices for our products and services. Competitive and general economic conditions might limit our ability and that of our competitors to increase prices to cover any increases in our product cost.

The promotional products, uniforms, trade show and events marketplace, loyalty and program management business industries are subject to pricing pressures that may cause us to lower the prices we charge for our products and services that adversely affect our financial performance.

Many of our competitors also source their product requirements from developing countries to achieve a lower cost operating environment, possibly with lower costs than our offshore facilities, and those manufacturers may use these cost savings to reduce prices. Some of our competitors have more purchasing power than we do, which may enable them to obtain products at lower costs. To remain competitive, we may adjust our product and service prices and margins from time-to-time in response to these industry-wide pricing pressures. Additionally, increased customer demands for allowances, incentives and other forms of economic support could reduce our margins and affect our profitability. Our financial performance will be negatively affected by these pricing pressures if we are forced to reduce our prices and we cannot reduce our product costs proportionally or if our product costs increase and we cannot increase our prices proportionally.

Increases in the price of merchandise and raw materials used to manufacture our products could materially increase our costs and decrease our profitability.

The principal components in our promotional products are plastic, glass, fabric and metal. The prices we pay for these fabrics and components and our merchandise are dependent on the market price for the raw materials used to produce them, primarily cotton and chemical components of synthetic fabrics including raw materials such as chemicals and dyestuffs. These finished goods and raw materials are subject to price volatility caused by weather, supply conditions, government regulations, economic and political climate, currency exchange rates, labor costs, and other unpredictable factors. Fluctuations in petroleum prices also may influence the prices of related items such as chemicals, dyestuffs and polyester yarn.

Although we have not experienced any significant shortage or delay in obtaining raw materials or finished product, our shipping costs for importing raw materials from overseas have increased significantly over the past 12 months. Any increase in raw material prices or shipping costs increases our cost of sales and can decrease our profitability unless we are able to pass the costs on to our customers in the form of higher prices. In addition, if one or more of our competitors is able to reduce their production costs by taking advantage of any reductions in raw material prices or favorable sourcing agreements, we may face pricing pressures from those competitors and may be forced to reduce our prices or face a decline in revenues, either of which could have a material adverse effect on our business, results of operations and financial condition.

Changes to trade regulation, quotas, duties, tariffs or other restrictions caused by the changing U.S. and geopolitical environments or otherwise, such as those with respect to China, may materially harm our revenue and results of operations, such as by increasing our costs and/or limiting the amount of products that we can import.

Our operations are subject to various international trade agreements and regulations, such as the Dominican Republic–Central America Free Trade Agreement (CAFTA-DR), Caribbean Basin Trade Partnership Act (CBTPA), Haitian Hemispheric Opportunity through Partnership Encouragement Act, as amended (HOPE), the Food Conservation and Energy Act of 2008 (HOPE II), the Haiti Economic Lift Program of 2010 (HELP), the African Growth and Opportunity Act (AGOA), the Middle East Free Trade Area Initiative (MEFTA) and the activities and regulations of the World Trade Organization (WTO). Generally, these trade agreements and regulations benefit our business by reducing or eliminating the quotas, duties and/or tariffs assessed on products manufactured in a particular country. However, trade agreements and regulations can also impose requirements that have a material adverse effect on our business, revenue and results of operations, such as limiting the countries from which we can purchase raw materials, limiting the products that qualify as duty free, and setting quotas, duties and/or tariffs on products that may be imported into the United States from a particular country. Certain inbound products to the United States are subject to tariffs assessed on the manufactured cost of goods at the time of import. As a result, we have had to increase prices for certain products and may be required to raise those prices further, or raise our prices on other products, which may result in the loss of customers and harm our operating performance. In response, in part, to tariffs levied on products imported from China we have shifted some production out of China and may seek to shift additional production out of China, which may result in additional costs and disruption to our operations.

The countries in which our products are manufactured or into which they are imported may from time-to-time impose new quotas, duties, tariffs and requirements as to where raw materials must be purchased to qualify for free or reduced duty. These countries also may create additional workplace regulations or other restrictions on our imports or adversely modify existing restrictions. Adverse changes in these costs and restrictions could harm our business. We cannot assure that future trade agreements or regulations will not provide our competitors an advantage over us or increase our costs, either of which could have a material adverse effect on our business, results of operations or financial condition. Nor can we assure that the changing geopolitical and U.S. political environments will not result in a trade agreement or regulation being altered which adversely affects our company. The U.S. government may decide to impose or alter existing import quotas, duties, tariffs or other restrictions on products or raw materials sourced from those countries, which include countries from which we import raw materials or in which we manufacture our products. Any such quotas, duties, tariffs or restrictions could have a material adverse effect on our business, results of operations or financial condition.

The apparel industry, including uniforms and corporate identity apparel, is subject to changing fashion trends and if we misjudge consumer preferences, the image of one or more of our brands may suffer and the demand for our products may decrease.

The apparel industry, including uniforms and corporate identity apparel for promotional products, is subject to shifting customer demands and evolving fashion trends and our success is also dependent upon our ability to anticipate and promptly respond to these changes. Failure to anticipate, identify or promptly react to changing trends or styles may result in decreased demand for our products, as well as excess inventories and markdowns, which could have a material adverse effect on our business, results of operations and financial condition. In addition, if we misjudge consumer preferences, our brand image may be impaired. We believe our products are, in general, less subject to fashion trends compared to many other apparel manufacturers because the majority of what we manufacture and sell are uniforms, scrubs, corporate identity apparel and other accessories.

Our success depends upon the continued protection of our intellectual property rights and we may be forced to incur substantial costs to maintain, defend, protect and enforce our intellectual property rights.

Our owned intellectual property and certain of our licensed intellectual property have significant value and are instrumental to our ability to market our products. We cannot assure that our owned or licensed intellectual property or the operation of our business does not infringe on or otherwise violate the intellectual property rights of others. We cannot assure that third parties will not assert claims against us on any such basis or that we will be able to successfully resolve such claims. In addition, the laws of some foreign countries do not allow us to protect, defend or enforce our intellectual property rights to the same extent as the laws of the United States. We could also incur substantial costs to defend legal actions relating to use of our intellectual property or prosecute legal actions against others using our intellectual property, either of which could have a material adverse effect on our business, results of operations or financial condition. There also can be no assurance that we will be able to negotiate and conclude extensions of existing license agreements on similar economic terms or at all.

General Risk Factors

Some of the products that we design or otherwise assist customers with producing create exposure to potential product liability, warranty liability or personal injury claims and litigation.

Some of the products that we design or otherwise assist customers with producing are used in applications and situations that involve risk of personal injury and death. Our services expose us to potential product liability, warranty liability, and personal injury claims and litigation relating to the use or misuse of our products including allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product or activities associated with the product, negligence and strict liability. If successful, such claims could have a material adverse effect on our business.

Defects in the products that we design or otherwise assist customers with producing could reduce demand for our products and result in a decrease in sales and market acceptance and damage to our reputation.

Although we carry certain standard commercial insurance, including products-completed operations coverage, we do not currently maintain separate product liability insurance, and we may not be able to obtain and maintain such insurance on acceptable terms, if at all, in the future. Even if we have purchased product liability insurance in the future, product liability claims may exceed the amount of our insurance coverage. In addition, our reputation may be adversely affected by such claims, whether or not successful, including potential negative publicity about our products.

We are subject to periodic litigation in both domestic and international jurisdictions that may adversely affect our financial position and results of operations.

From time to time we may be involved in legal or regulatory actions regarding product liability, employment practices, intellectual property infringement, bankruptcies and other litigation or enforcement matters. These proceedings may be in jurisdictions with reputations for aggressive application of laws and procedures against corporate defendants. We are impacted by trends in litigation, including class-action allegations brought under various consumer protection and employment laws. Due to the inherent uncertainties of litigation in both domestic and foreign jurisdictions, we cannot accurately predict the ultimate outcome of any such proceedings. These proceedings could cause us to incur costs and may require us to devote resources to defend against these claims and could ultimately result in a loss or other remedies, such as product recalls, which could adversely affect our financial position and results of operations.

Volatility in the global financial markets could adversely affect results.

In the past, global financial markets have experienced extreme disruption, including, among other things, volatility in securities prices, diminished liquidity and credit availability, rating downgrades of certain investments and declining valuations of others. There can be no assurance that there will not be further change or volatility, which could lead to challenges in our business and negatively impact our financial results. Any future tightening of credit in financial markets could adversely affect the ability of our customers and suppliers to obtain financing for significant purchases and operations and could result in a decrease in orders and spending for our products and services. We are unable to predict the likely duration and severity of any disruption in financial markets and adverse economic conditions and the effects they may have on our business and financial condition.

Inability to attract and retain key management or other personnel could adversely impact our business.

Our success is largely dependent on the skills, experience and efforts of our senior management and other key personnel, such as our Chief Executive Officer and President, Andrew Shape, our Executive Chairman, Andrew Stranberg, our Executive Vice President, Randolph Birney, Christopher Rollins, our Chief Financial Officer, and John Audibert, our Vice President of Growth and Strategic Initiatives. If, for any reason, one or more senior executives or key personnel were not to remain active in our company, or if we were unable to attract and retain senior management or key personnel, our results of operations could be adversely affected.

Failure to achieve and maintain effective internal controls could adversely affect our business and price of our securities.

Effective internal controls are necessary for us to provide reliable financial reports. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to the consolidated financial statement preparation and presentation. While we continue to evaluate our internal controls, we cannot be certain that these measures will ensure that we implement and maintain adequate internal control over financial reporting in the future. If we fail to maintain the adequacy of our internal controls or if we or our independent registered public accounting firm were to discover material weaknesses in our internal controls, as such standards are modified, supplemented or amended, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Failure to achieve and maintain an effective internal control environment could cause us to be unable to produce reliable financial reports or prevent fraud. This may cause investors to lose confidence in our reported financial information, which could have a material adverse effect on the price of our securities.

Increases in the cost of employee benefits could impact our financial results and cash flow.

Our expenses relating to employee health benefits are significant. Unfavorable changes in the cost of such benefits could impact our financial results and cash flow. Healthcare costs have risen significantly in recent years, and recent legislative and private sector initiatives regarding healthcare reform could result in significant changes to the U.S. healthcare system. Additionally, we believe the ongoing COVID-19 pandemic may result in temporary or permanent healthcare reform measures, would result in significant cost increases and other negative impacts to our business. While the Company has various cost control measures in place and employs an outside consultant to review on larger claims, employee health benefits have been and are expected to continue to be a significant cost to the Company. Medical costs will continue to be a significant expense to the Company and may increase due to factors outside the Company’s control.

We may recognize impairment charges, which could adversely affect our financial condition and results of operations.

We assess our goodwill, intangible assets and long-lived assets for impairment when required by generally accepted accounting principles in the United States (GAAP). These accounting principles require that we record an impairment charge if circumstances indicate that the asset carrying values exceed their estimated fair values. The estimated fair value of these assets is impacted by general economic conditions in the locations in which we operate. Deterioration in these general economic conditions may result in: declining revenue, which can lead to excess capacity and declining operating cash flow; reductions in management’s estimates for future revenue and operating cash flow growth; increases in borrowing rates and other deterioration in factors that impact our weighted average cost of capital; and deteriorating real estate values. If our assessment of goodwill, intangible assets or long-lived assets indicates an impairment of the carrying value for which we recognize an impairment charge, this may adversely affect our financial condition and results of operations.

Environmental regulations may impact our future operating results.

We are subject to extensive and changing federal, state and foreign laws and regulations establishing health and environmental quality standards, concerning, among other things, wastewater discharges, air emissions and solid waste disposal, and may be subject to liability or penalties for violations of those standards. We are also subject to laws and regulations governing remediation of contamination at facilities currently or formerly owned or operated by us or to which we have sent hazardous substances or wastes for treatment, recycling or disposal. We may be subject to future liabilities or obligations as a result of new or more stringent interpretations of existing laws and regulations. In addition, we may have liabilities or obligations in the future if we discover any environmental contamination or liability at any of our facilities, or at facilities we may acquire.

If we are unable to accurately predict our future tax liabilities, become subject to increased levels of taxation or our tax contingencies are unfavorably resolved, our results of operations and financial condition could be adversely affected.

Changes in tax laws or regulations in the jurisdictions in which we do business, including the United States, or changes in how the tax laws are interpreted, could further impact our effective tax rate, further restrict our ability to repatriate undistributed offshore earnings, or impose new restrictions, costs or prohibitions on our current practices and reduce our net income and adversely affect our cash flows.

We are also subject to tax audits in the United States and other jurisdictions and our tax positions may be challenged by tax authorities. Although we believe that our current tax provisions are reasonable and appropriate, there can be no assurance that these items will be settled for the amounts accrued, that additional tax exposures will not be identified in the future or that additional tax reserves will not be necessary for any such exposures. Any increase in the amount of taxation incurred as a result of challenges to our tax filing positions could result in a material adverse effect on our business, results of operations and financial condition.

Early termination of or failure to renew our secured line of credit  could strain our ability to pay other obligations.

We have a secured line of credit for borrowings of up to $7 million with Salem Five Cents Savings Bank, or the Lender. The line bears interest at the prime rate plus 0.5% per annum. The line is reviewed annually and is due on demand. This line of credit is secured by substantially all assets of the Company. The Lender may demand immediate repayment of the full balance of this facility at any time, whether or not we are in default, and may refuse to extend it beyond the initial expected one-year term. If we are unable to negotiate, extend or refinance this line of credit with an equivalent line of credit or other financing from another bank, then we may default on the line of credit as well as our other obligations. In that event, the Lender could enforce its security interest in all of our assets, potentially resulting in a material adverse effect on our business, results of operations and financial condition.

Risks Related to This Offering and Ownership of Our Securities

An active market in which investors can resell their shares of our common stock and warrants may not develop.

Our common stock and warrants were listed and began trading on the Nasdaq Capital Market on November 9, 2021, under the symbols “STRN” and “STRNW,” respectively. Prior to the listing, there was no public market for our common stock and warrants. A liquid public market for our common stock and warrants may not develop notwithstanding the recent listing of our common stock and warrants on the Nasdaq Capital Market. The prices at which our securities are traded may decline, meaning that you may experience a decrease in the value of your common stock and warrants regardless of our operating performance or prospects.

The market prices of our securities may fluctuate, and you could lose all or part of your investment.

The market prices for our securities are likely to be volatile, in part because our shares and warrants have only been traded publicly since November 9, 2021. In addition, the market prices of our securities may fluctuate significantly in response to several factors, most of which we cannot control, including:

●	actual or anticipated variations in our periodic operating results;

●	increases in market interest rates that lead investors of our common stock and warrants to demand a higher investment return;

●	changes in earnings estimates;

●	changes in market valuations of similar companies;

●	actions or announcements by our competitors;

●	adverse market reaction to any increased indebtedness we may incur in the future;

●	additions or departures of key personnel;

●	actions by shareholders;

●	speculation in the media, online forums, or investment community; and

●	our intentions and ability to maintain the listing of our common stock and warrants on Nasdaq.

Volatility in the market prices of our securities may prevent investors from being able to sell their securities at or above their purchase price. As a result, you may suffer a loss on your investment.

We may not be able to maintain a listing of our common stock and warrants on Nasdaq.

Although our common stock and warrants are listed on Nasdaq, we must meet certain financial and liquidity criteria to maintain such listing. If we violate Nasdaq’s listing requirements, or if we fail to meet any of Nasdaq’s listing standards, our common stock and warrants may be delisted. In addition, our board of directors may determine that the cost of maintaining our listing on a national securities exchange outweighs the benefits of such listing. A delisting of our common stock and warrants from Nasdaq may materially impair our shareholders’ ability to buy and sell our common stock and warrants and could have an adverse effect on the market price of, and the efficiency of the trading market for, our common stock and warrants. The delisting of our common stock and warrants could significantly impair our ability to raise capital and the value of your investment.

Our key officers and directors own a majority of our outstanding common stock. As a result, they may have the ability to approve all matters submitted to our shareholders for approval.

Our key officers and directors beneficially own approximately 50.5% of our outstanding common stock as of the date of this prospectus. They therefore may have the ability to approve all matters submitted to our shareholders for approval including:

●	election of our board of directors;

●	removal of any of our directors;

●	any amendments to our articles of incorporation or our bylaws; and

●	adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination involving us.

In addition, this concentration of ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which in turn could reduce the price of our securities or prevent our shareholders from realizing a premium over the prices of our securities.

Our warrants may not have any value.

Our warrants are exercisable for five years from the date of initial issuance and currently have an exercise price of $4.81375 per share. There can be no assurance that the market price of our shares of common stock will ever equal or exceed the exercise price of the warrants. In the event that the stock price of our shares of common stock does not exceed the exercise price of the warrants during the period when the warrants are exercisable, the warrants may not have any value.

Holders of warrants purchased in this offering will have no rights as shareholders until such holders exercise their warrants and acquire our shares of common stock.

Until holders of our warrants acquire shares of common stock upon exercise thereof, such holders will have no rights with respect to the shares of common stock underlying the warrants. Upon exercise of the warrants, the holders will be entitled to exercise the rights of a shareholder only as to matters for which the record date occurs after the date they were entered in the register of members of the Company as a shareholder.

The warrant certificate governing our warrants designates the state and federal courts of the State of New York sitting in the City of New York, Borough of Manhattan, as the exclusive forum for actions and proceedings with respect to all matters arising out of the warrants, which could limit a warrantholder’s ability to choose the judicial forum for disputes arising out of the warrants.

The warrant certificate governing our warrants provides that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by the warrant certificate (whether brought against a party to the warrant certificate or their respective affiliates, directors, officers, shareholders, partners, members, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the City of New York. The warrant certificate further provides that we and the warrantholders irrevocably submit to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, Borough of Manhattan for the adjudication of any dispute under the warrant certificate or in connection with it or with any transaction contemplated by it or discussed in it, including under the Securities Act. Furthermore, we and the warrantholders irrevocably waive, and agree not to assert in any suit, action or proceeding, any claim that we or they are not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is improper or is an inconvenient venue for such proceeding. With respect to any complaint asserting a cause of action arising under the Securities Act or the rules and regulations promulgated thereunder, we note, however, that there is uncertainty as to whether a court would enforce this provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Notwithstanding the foregoing, these provisions of the warrant certificate will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum.

Any person or entity purchasing or otherwise acquiring or holding or owning (or continuing to hold or own) any interest in any of our warrants shall be deemed to have notice of and consented to the foregoing provisions. Although we believe this exclusive forum provision benefits us by providing increased consistency in the application of the governing law in the types of lawsuits to which it applies, the exclusive forum provision may limit a warrantholder’s ability to bring a claim in a judicial forum of its choosing for disputes with us or any of our directors, officers, other employees, stockholders, or others which may discourage lawsuits with respect to such claims. Our warrantholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder as a result of this exclusive forum provision. Further, in the event a court finds the exclusive forum provision contained in our warrant certificates to be unenforceable or inapplicable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our results of operations.

Risks Related to our Common Stock and Warrants

We do not expect to declare or pay dividends in the foreseeable future.

We do not expect to declare or pay dividends in the foreseeable future, as we anticipate that we will invest future earnings in the development and growth of our business. Therefore, holders of our common stock included in the units being offered in this offering will not receive any return on their investment unless they sell their securities, and holders may be unable to sell their securities on favorable terms or at all.

If securities industry analysts do not publish research reports on us, or publish unfavorable reports on us, then the market price and market trading volume of our securities could be negatively affected.

Any trading market for our common stock and warrants may be influenced in part by any research reports that securities industry analysts publish about us. We do not currently have and may never obtain research coverage by securities industry analysts. If no securities industry analysts commence coverage of us, the market price and market trading volume of our securities could be negatively affected. In the event we are covered by analysts, and one or more of such analysts downgrade our securities, or otherwise reports on us unfavorably, or discontinues coverage of us, the market price and market trading volume of our securities could be negatively affected.

Future issuances of our common stock or securities convertible into, or exercisable or exchangeable for, our common stock, or the expiration of lock-up agreements that restrict the issuance of new common stock or the trading of outstanding common stock, could cause the market price of our securities to decline and would result in the dilution of your holdings.

Future issuances of our common stock or securities convertible into, or exercisable or exchangeable for, our common stock, or the expiration of lock-up agreements that restrict the issuance of new common stock or the trading of outstanding common stock, could cause the market price of our common stock to decline. We cannot predict the effect, if any, of future issuances of our securities, or the future expirations of lock-up agreements, on the price of our securities. In all events, future issuances of our securities would result in the dilution of your holdings. In addition, the perception that new issuances of our securities could occur, or the perception that locked-up parties will sell their securities when the lock-ups expire, could adversely affect the market price of our securities. In connection with our initial public offering, on November 8, 2021, we and our officers, directors and shareholders before the offering entered into lock-up agreements that prevent, subject to certain exceptions, selling or transferring any of our shares of capital stock for up to six months. In addition to any adverse effects that may arise upon the expiration of these lock-up agreements, the lock-up provisions in these agreements may be waived, at any time and without notice. On or around November 16, 2021, an order to transfer 200,000 of the shares by Theseus to another holder was approved by Mr. Stranberg, the representative of our initial public offering underwriters, or the representative, and the Company and processed by its transfer agent. In addition, on December 8, 2021, notwithstanding our lockup agreement, we were permitted by the representative to sell 4,371,926 shares of common stock, warrants to purchase 5,464,903 shares of common stock and placement agent’s warrants to purchase 131,158 shares of common stock. If the restrictions under the lock-up agreements are waived again in the future, more of our securities may become available for resale, subject to applicable law, including without notice, which could reduce the market price for our common stock.

Future issuances of debt securities, which would rank senior to our common stock upon our bankruptcy or liquidation, and future issuances of preferred stock, which could rank senior to our common stock for the purposes of dividends and liquidating distributions, may adversely affect the level of return you may be able to achieve from an investment in our securities.

In the future, we may attempt to increase our capital resources by offering debt securities. Upon bankruptcy or liquidation, holders of our debt securities, and lenders with respect to other borrowings we may make, would receive distributions of our available assets prior to any distributions being made to holders of our common stock. Moreover, if we issue preferred stock, the holders of such preferred stock could be entitled to preferences over holders of common stock in respect of the payment of dividends and the payment of liquidating distributions. Because our decision to issue debt or preferred stock in any future offering, or borrow money from lenders, will depend in part on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any such future offerings or borrowings. Holders of our securities must bear the risk that any future offerings we conduct or borrowings we make may adversely affect the level of return, if any, they may be able to achieve from an investment in our securities.

We are authorized to issue “blank check” preferred stock without stockholder approval, which could adversely impact the rights of holders of our securities.

Our articles of incorporation authorize us to issue up to 50,000,000 shares of blank check preferred stock. Any preferred stock that we issue in the future may rank ahead of our securities in terms of dividend priority or liquidation premiums and may have greater voting rights than our securities. In addition, such preferred stock may contain provisions allowing those shares to be converted into shares of common stock, which could dilute the value of our securities to current stockholders and could adversely affect the market price, if any, of our securities. In addition, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of our company. Although we have no present intention to issue any shares of authorized preferred stock, there can be no assurance that we will not do so in the future.

If our securities become subject to the penny stock rules, it would become more difficult to trade our shares.

The Securities and Exchange Commission, or the SEC, has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. If we do not retain a listing on Nasdaq or another national securities exchange and if the price of our securities is less than $5.00, our securities could be deemed a penny stock. The penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that before effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive (i) the purchaser’s written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our securities, and therefore shareholders may have difficulty selling their securities.

We are subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies and our shareholders could receive less information than they might expect to receive from more mature public companies.

We are required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not emerging growth companies, including but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company for up to five years, although if the market value of our securities that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an emerging growth company as of the following December 31.

Because we are subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, our shareholders could receive less information than they might expect to receive from more mature public companies. We cannot predict if investors will find our securities less attractive if we elect to rely on these exemptions, or if taking advantage of these exemptions would result in less active trading or more volatility in the price of our securities.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to us. All statements other than statements of historical facts are forward-looking statements. The forward-looking statements are contained principally in, but not limited to, the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

●	the impact of the COVID-19 pandemic on our operations and financial condition;

●	our goals and strategies;

●	our future business development, financial condition and results of operations;

●	expected changes in our revenue, costs or expenditures;

●	growth of and competition trends in our industry;

●	our expectations regarding demand for, and market acceptance of, our products;

●	our expectations regarding our relationships with investors, institutional funding partners and other parties with whom we collaborate;

●	our expectation regarding the use of proceeds from this offering;

●	fluctuations in general economic and business conditions in the markets in which we operate; and

●	relevant government policies and regulations relating to our industry.

In some cases, you can identify forward-looking statements by terms such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading “Risk Factors” and elsewhere in this prospectus. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Although we are a public company and have ongoing disclosure obligations under United States federal securities laws, we do not intend to update or otherwise revise the forward-looking statements in this prospectus, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of common stock by the selling shareholders. We may, however, receive up to $27,812,423.17 from the exercise of warrants held by selling shareholders.

We plan to use such proceeds, if and when we receive any, for investments in technology and expanding corporate infrastructure, expansion of our sales team and marketing efforts, for general working capital and other corporate purposes, and to fund acquisitions and partnerships. As of the date of this prospectus, we have not entered into any purchase agreements, understandings or commitments with respect to any acquisitions. To the extent that we consider any potential acquisitions or partnerships, we expect that we will seek those that fit the following attributes:

●	Geographic balance, with a focus on acquiring a company in the branded merchandise space based in the Western United States (including Texas, California, Colorado, Oregon, or Washington state) in the $5-10 million revenue range;

●	Smaller promotional companies in the $2-5 million revenue range who lack our programmatic capabilities but have a minimum of 30% gross margins and comparable or improved profitability; and

●	Businesses with complimentary offerings to increase our portfolio of services and depth of expertise in these additional industries: Packaging; Loyalty & Incentive; Decorators (for screen printer, embroidery, direct-to-garment, rub-on transfers, etc.); and Event/Tradeshow Services

The foregoing represents our current intentions to use and allocate these proceeds based upon our present plans and business conditions. Our management, however, will have broad discretion in the way that we use these proceeds. Pending the final application of the proceeds, we intend to invest the proceeds in short-term, interest-bearing, investment-grade securities.

The selling shareholders will pay any underwriting discounts and commissions and expenses incurred by them for brokerage, accounting, tax or legal services or any other expenses incurred by them in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees and fees and expenses of our counsel and our accountants.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any cash dividends on our common stock in the near future. We may also enter into credit agreements or other borrowing arrangements in the future that will restrict our ability to declare or pay cash dividends on our common stock. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant. See also “Risk Factors—Risks Related to This Offering and Ownership of Our Securities—We do not expect to declare or pay dividends in the foreseeable future.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis summarizes the significant factors affecting our operating results, financial condition, liquidity and cash flows of our company as of and for the periods presented below. The following discussion and analysis should be read in conjunction with our financial statements and the related notes thereto included elsewhere in this prospectus. The discussion contains forward-looking statements that are based on the beliefs of management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly in the sections titled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements”.

Overview

We are an outsourced marketing solutions provider that sells branded products to customers. We purchase products and branding through various third-party manufacturers and decorators and resell the finished goods to customers.

In addition to selling branded products, we offer clients custom sourcing capabilities; a flexible and customizable e-commerce solution for promoting branded merchandise and other promotional products, managing promotional loyalty and incentives, print collateral, and event assets, order and inventory management, and designing and hosting online retail popup shops, fixed public retail online stores, and online business-to-business service offerings; creative and merchandising services; warehousing/fulfillment and distribution; print-on-demand; kitting; point of sale displays; and loyalty and incentive programs.

We earn the majority of our revenue from the sale of unique, quality promotional products for a wide variety of industries primarily to support marketing efforts. We also derive revenues from service fees from loyalty programs, event management, print services, fulfillment services, and technology services.

The majority of our revenue is derived from program business, although only a small percentage of our customers are considered programmatic. For the years 2019 and 2020, program clients accounted for 70.2% and 77.6% of total revenue, respectively. For the nine months ended September 30, 2020 and 2021, program clients accounted for 77.8% and 76.6% of total revenue, respectively. Less than 350 of our more than 2,000 active customers are considered to be program clients. Our active customers are any organizations, businesses, or divisions of a parent organization which have purchased directly or indirectly from us within the last two years, and include organizations that have bought from other organizations for which Stran acts as an established sub-contractor. With a larger sales force and other resources, we believe we can convert more of our customer base from transactional customers into program clients with much greater revenue potential. We define transactional customers as customers that place an order with us and do not have an agreement with us covering ongoing branding requirements. We define program clients as clients that have a contractual obligation for specific ongoing branding needs. Program offerings include ongoing inventory, use of technology platform, warehousing, creative services, and additional client support. Those program customers are geared towards longer-lasting relationships that helps secure recurring revenue well into the future.

Our sales declined 4.9% year-over-year in the first nine months of 2021 compared to the first nine months of 2020 due to the completion of the U.S. Census program in 2020, market saturation of personal protective equipment in 2021, a lack of in-person events, and businesses still not being fully reopened throughout 2021 as a result of the COVID-19 pandemic. Nevertheless, we expect going forward that pent-up demand from more widespread immunity to the COVID-19 virus and societal reopening will help compensate for lower sales in prior periods. However, this will be partially offset by increases in expenses, especially higher freight charges, raw material costs and a more challenging supply chain such as port congestion. According to a global pricing index by London-based Drewry Shipping Consultants Ltd, the average price worldwide to ship a 40-foot shipping container reached $9,186 for the week ended November 25, 2021, which is 224% higher than the same week in 2020. According to Denmark-based shipping research group Sea-Intelligence ApS, schedule reliability in September 2021 was down 22% compared to September 2020 and the average delay for late vessel arrivals was 7.27 days. According to the U.S. Bureau of Labor Statistics, the Producer Price Index, on an unadjusted basis, the final demand index moved up 8.6 percent for the 12 months ended in October 2021, the largest advance since 12-month data were first calculated in November 2010.

We have also noted that some of our customers have indicated that a greater number of their employees work from home than in past periods. We believe this increase may be partially a result of the relatively new risk to office work from the COVID-19 pandemic, and that this trend may continue due to the growing spread of the more contagious Delta variant of the COVID-19 virus. In addition, many customers appear to be continuing to shift their promotional marketing efforts from in-person events and meetings towards a more targeted approach that includes direct mail, kits, and personalized products. For example, instead of traditional holiday parties, many customers have indicated that they are planning on using at least some of their holiday party budgets to promote employee recognition and engagement by sending gifts and promotional items to those employees. As a result, we have been, and expect to continue to, drop-ship more materials directly to people at their homes than in periods before the advent of the COVID-19 pandemic. We expect that this trend will continue to yield increased freight service fees and fulfillment revenue as well as associated costs.

For additional discussion, see “Impact of COVID-19 Pandemic” below.

As of September 30, 2021, we had $16.9 million of total assets with $1.9 million of total shareholder equity.

Recent Developments

Initial Public Offering

Underwriting Agreement

On November 8, 2021, we entered into an Underwriting Agreement, or the Underwriting Agreement, with EF Hutton, division of Benchmark Investments, LLC, as the representative, or the representative, for the underwriters listed on Schedule 1 thereto, or the Underwriters, relating to our initial public offering, or the Offering, of 4,337,349 units, or, collectively, the Units, at a price to the public of $4.15 per Unit, or the Offering Price, with each Unit consisting of one share of our common stock, par value $0.0001 per share, or the Common Stock, and a warrant to purchase one share of Common Stock, or, collectively, the Warrants, before underwriting discounts and commissions. Each whole share of Common Stock exercisable pursuant to the Warrants had an initial exercise price per share at $5.1875, equal to 125% of the initial public offering price per Unit in the Offering. Due to our subsequent private placement of common stock and common stock purchase warrants at a purchase price of $4.97 for one share and 1.25 warrants combined, after attributing a warrant value of $0.125, the exercise price per share of the initial public offering warrants was reduced to $4.81375 as of December 10, 2021. The Warrants are immediately exercisable and will expire on the fifth anniversary of the original issuance date.  The Units were not certificated. The shares of Common Stock and related Warrants were immediately separable and were to be issued separately, but needed to be purchased together as a Unit in the Offering. We also granted the representative a 45-day option to purchase up to an additional 650,602 shares of Common Stock and/or Warrants to purchase up to 650,602 shares of Common Stock at the Offering Price less the underwriting discounts, representing fifteen percent (15%) of the Units sold in the Offering, from the Company.

On November 12, 2021, the closing of the Offering was completed. At the closing, the representative fully exercised its option to purchase an additional 650,602 shares of Common Stock and 650,602 Warrants. Therefore, we sold 4,987,951 shares of Common Stock and 4,987,951 Warrants for total gross proceeds of $20,699,996.65. After deducting the underwriting commission and expenses, we received net proceeds of approximately $18,747,317.

The Offering was made pursuant to our Registration Statement on Form S-1 (File No. 333-260109), which was filed with the SEC, and became effective on November 8, 2021, or the Initial Registration Statement, and our Registration Statement on Form S-1 (File No. 333-260880), which was filed with the SEC pursuant to Rule 462(b) under the Securities Act of 1933, as amended, which was effective immediately upon filing on November 8, 2021.

Warrant Agency Agreement

On November 8, 2021, pursuant to the Underwriting Agreement, we entered into a Warrant Agency Agreement, dated November 8, 2021, or the Warrant Agency Agreement, between us and VStock Transfer, LLC, or the Warrant Agent, as warrant agent. The Warrants were issued under the Warrant Agency Agreement in the form attached thereto. The Warrant Agent will maintain books for the registration and transfer of the Warrants, and cause the issuance of shares of Common Stock upon proper exercise of the Warrants. The material terms and provisions of the Warrants are summarized above.

Representative’s Warrant Agreement

On November 12, 2021, pursuant to the Underwriting Agreement, we entered into a representative’s warrant agreement, or the Representative’s Warrant Agreement, with each of the designees of the representative, pursuant to which we issued the designees of the representative warrants to purchase 149,639 shares of Common Stock in the aggregate. Such warrants may be exercised beginning on May 12, 2022 until November 12, 2026. The initial exercise price of these warrants is $5.1875 per share.

December 2021 Private Placement

On December 10, 2021, we completed a private placement with several investors, wherein a total of 4,371,926 shares of common stock were issued at a purchase price of $4.97 per share, with each investor also receiving a warrant to purchase up to a number of shares of common stock equal to 125% of the number of shares of common stock purchased by such investor in the private placement, or a total of 5,464,903 shares, at an exercise price of $4.97 per share, for a total purchase price of approximately $21.7 million. The warrants are immediately exercisable on the date of issuance, expire five years from the date of issuance and have certain downward pricing adjustment mechanisms, including with respect to any subsequent equity sale that is deemed a dilutive issuance, in which case the warrants will be subject to a floor price of $4.80 per share before shareholder approval is obtained, and after shareholder approval is obtained, such floor price will be reduced to $1.00 per share, as set forth in the warrants.

The private placement raised net cash proceeds of approximately $19.8 million (after deducting the placement agent fee and expenses of the private placement). We intend to use the net cash proceeds from the private placement for acquisitions and partnerships, investments in technology and expanding corporate infrastructure, expansion of its sales team and marketing efforts and for general working capital and administrative purposes.

We engaged the representative as our placement agent for the private placement pursuant to a Placement Agency Agreement, or the PAA, dated as of December 8, 2021. Pursuant to the PAA, we agreed to pay the representative a cash placement fee equal to 8.0% of the gross proceeds of the private placement, an additional cash fee equal to 0.5% of the gross proceeds from the private placement for non-accountable expenses, and also agreed to reimburse the representative up to $100,000 for accountable expenses. In addition, the representative’s designees received warrants to purchase an aggregate of 131,158 shares of common stock, which is equal to 3.0% of the total number of shares issued in the private placement, at an exercise price of $4.97 per share.

In connection with the private placement, we entered into a Securities Purchase Agreement, or the Purchase Agreement, with investors containing customary representations and warranties. We and the investors also entered into a Registration Rights Agreement, or the Registration Rights Agreement, pursuant to which we are required to file a resale registration statement with the SEC to register for resale the shares of common stock and the shares of common stock issuable upon exercise of the investor warrants and placement agent warrants, promptly following the closing date but in no event later than 15 calendar days after the effective date of the Registration Rights Agreement, and to have such registration statement declared effective by the Effectiveness Date (as defined in the Registration Rights Agreement). We will be obligated to pay certain liquidated damages to the investors if we fail to file or cause the registration statement to be declared effective by the SEC when required, or fail to maintain the effectiveness of the registration statement pursuant to the terms of the Registration Rights Agreement.

The private placement was exempt from the registration requirements of the Securities Act pursuant to the exemption for transactions by an issuer not involving any public offering under Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D of the Securities Act and in reliance on similar exemptions under applicable state laws. Each of the investors represented that it is an accredited investor within the meaning of Rule 501(a) of Regulation D, and was acquiring the securities for investment only and not with a view towards, or for resale in connection with, the public sale or distribution thereof. The securities were offered without any general solicitation by the Company or its representatives.

Executive Compensation Agreements

Under our employment agreement with our Chief Executive Officer, Andrew Shape, dated July 13, 2021 and effective as of November 8, 2021, we agreed that, for a three-year term, unless terminated earlier in accordance with its terms, we will pay Mr. Shape an annual salary of $400,000 and will be eligible to receive an annual cash bonus as determined by the board of directors. In addition, the agreement provides that, as soon as practical after the consummation of the Company’s initial public offering, or the IPO, Mr. Shape shall be awarded stock options for the purchase of 323,810 shares of the Company’s common stock with an exercise price equal to the price per share paid by investors in the IPO. The stock options will vest in accordance with the following vesting schedule: the options will vest over a four-year period with 25% of the options vesting on the first anniversary of the date of grant and the balance of the options (75%) will vest monthly over the following three years after the first anniversary of the date of grant at a rate of 1/36 per month. The parties acknowledged that Mr. Shape was owed sales commissions for sales generated for the Company during 2018, 2019 and 2020 in the gross amount of $140,926.69 that were earned and due to Mr. Shape as of a date prior to the date of the employment agreement and that Mr. Shape did not waive his right to these sales commissions by entering into the agreement. Beginning on the date of the agreement, and continuing thereafter, interest at the rate of 2% per annum accrues on unpaid earned sales commissions. Beginning one month after the effective date of the agreement, the Company will pay Mr. Shape the gross amount of $10,000 per month towards Mr. Shape’s unpaid earned sales commissions, less deductions applicable to wages, or such lesser amount as the Company can afford, when the Company has “available cash,” defined as sufficient cash to ensure that the Company is not at material risk of default on any material financial obligation due in the next three months. Whether the Company has “available cash” shall be determined by the Board in its reasonable discretion, acting in good faith, taking into account any factors it deems germane, including without limitation the maintenance of reserves for future liabilities, whether certain or uncertain, and the preservation of funds for capital expenditures. At the earlier of the termination of Mr. Shape’s employment for any reason, regardless of whether termination is for cause, and thirty (30) months after the date of the employment agreement, Mr. Shape shall have the right to demand immediate payment of all unpaid earned sales commissions and interest in cash. Mr. Shape will be provided with standard executive benefits. The Company will also provide standard indemnification and directors’ and officers’ insurance. The Company may terminate Mr. Shape’s employment by giving at least 30 days written notice. If we terminate Mr. Shape without cause or he resigns for good reason as provided under the agreement, and Mr. Shape then delivers his signature to the general release and waiver form annexed to the employment agreement, we must pay at least 24 months’ severance, reimbursement of Mr. Shape for the first 18 months of the premiums associated with Mr. Shape’s continuation of health insurance for him and his family pursuant to COBRA, and immediate vesting of any outstanding unvested equity granted to Mr. Shape during his employment and immediate lifting of all lockups and restrictions on sales of such equity, or exercise of stock options. If we do not renew his employment agreement after the initial three-year term, then we must pay six months’ severance and reimburse the first six months of the premiums associated with Mr. Shape’s continuation of health insurance for him and his family pursuant to COBRA. Mr. Shape is also subject to standard confidentiality and non-competition provisions.

Under our employment agreement with our Executive Vice President, Randolph Birney, dated July 13, 2021 and effective as of November 8, 2021, we agreed that, for a three-year term, unless terminated earlier in accordance with its terms, we will pay Mr. Birney an annual salary of $300,000 and an annual cash bonus as determined by the board of directors. In addition, the agreement provides that, as soon as practical after the consummation of the Company’s IPO Mr. Birney shall be awarded stock options for the purchase of 76,190 shares of the Company’s common stock with an exercise price equal to the price per share paid by investors in the IPO. The stock options will vest in accordance with the following vesting schedule: the options will vest over a four-year period with 25% of the options vesting on the first anniversary of the date of grant and the balance of the options (75%) will vest monthly over the following three years after the first anniversary of the date of grant at a rate of 1/36 per month. The parties acknowledged that Mr. Birney was owed sales commissions for sales generated for the Company during 2018, 2019 and 2020 in the gross amount of $197,109.95 that were earned and due to Mr. Birney as of a date prior to the date of the employment agreement and that Mr. Birney did not waive his right to these sales commissions by entering into the agreement. Beginning on the date of the agreement, and continuing thereafter, interest at the rate of 2% per annum accrues on unpaid earned sales commissions. Beginning one month after the effective date of the agreement, the Company will pay Mr. Birney the gross amount of $10,000 per month for unpaid earned sales commissions, less deductions applicable to wages, or such lesser amount as the Company can afford, when the Company has “available cash,” defined as sufficient cash to ensure that the Company is not at material risk of default on any material financial obligation due in the next three months. Whether the Company has “available cash” shall be determined by the Board in its reasonable discretion, acting in good faith, taking into account any factors it deems germane, including without limitation the maintenance of reserves for future liabilities, whether certain or uncertain, and the preservation of funds for capital expenditures. At the earlier of the termination of Mr. Birney’s employment for any reason, regardless of whether termination is for cause, and thirty (30) months after the date of the employment agreement, he shall have the right to demand immediate payment of all unpaid earned sales commissions and interest in cash. Mr. Birney will be provided with standard executive benefits. The Company will also provide standard indemnification and directors’ and officers’ insurance. The Company may terminate Mr. Birney’s employment by giving at least 30 days written notice. If we terminate Mr. Birney without cause or he resigns for good reason as provided under the agreement, and Mr. Birney then delivers his signature to the general release and waiver form annexed to the employment agreement, we must pay at least 24 months’ severance, reimbursement of Mr. Birney for the first 18 months of the premiums associated with Mr. Birney’s continuation of health insurance for him and his family pursuant to COBRA, and immediate vesting of any outstanding unvested equity granted to Mr. Birney during his employment and immediate lifting of all lockups and restrictions on sales of such equity, or exercise of stock options. If we do not renew his employment agreement after the initial three-year term, then we must pay six months’ severance and reimburse the first six months of the premiums associated with Mr. Birney’s continuation of health insurance for him and his family pursuant to COBRA. Mr. Birney is also subject to standard confidentiality and non-competition provisions.

Under our employment agreement with our Executive Chairman, Andrew Stranberg, dated July 13, 2021 and effective as of November 8, 2021, we agreed that, for a three-year term, unless terminated earlier in accordance with its terms, we will pay Mr. Stranberg an annual salary of $500,000 and will be eligible to receive an annual cash bonus as determined by the board of directors. In addition, the agreement provides that, as soon as practical after the consummation of the Company’s IPO Mr. Stranberg shall be awarded stock options for the purchase of 400,000 shares of the Company’s common stock with an exercise price equal to the price per share paid by investors in the IPO. The stock options will vest in accordance with the following vesting schedule: the options will vest over a four-year period with 25% of the options vesting on the first anniversary of the date of grant and the balance of the options (75%) will vest monthly over the following three years after the first anniversary of the date of grant at a rate of 1/36 per month. Mr. Stranberg will be provided with standard executive benefits. The Company will also provide standard indemnification and directors’ and officers’ insurance. The Company may terminate Mr. Stranberg’s employment by giving at least 30 days written notice. If we terminate Mr. Stranberg without cause or he resigns for good reason as provided under the agreement, and Mr. Stranberg then delivers his signature to the general release and waiver form annexed to the employment agreement, we must pay at least 24 months’ severance, reimbursement of Mr. Stranberg for the first 18 months of the premiums associated with Mr. Stranberg’s continuation of health insurance for him and his family pursuant to COBRA, and immediate vesting of any outstanding unvested equity granted to Mr. Stranberg during his employment and immediate lifting of all lockups and restrictions on sales of such equity, or exercise of stock options. If we do not renew his employment agreement after the initial three-year term, then we must pay six months’ severance and reimburse the first six months of the premiums associated with Mr. Stranberg’s continuation of health insurance for him and his family pursuant to COBRA. Mr. Stranberg is also subject to standard confidentiality and non-competition provisions.

Under our employment agreement with Christopher Rollins, our Chief Financial Officer, dated September 7, 2021 and effective as of November 8, 2021, we agreed that, for a two-year term, unless terminated earlier in accordance with its terms, Mr. Rollins will serve as our Chief Financial Officer. We will pay Mr. Rollins an annual salary of $250,000. For each fiscal year completed during this term, Mr. Rollins will be eligible to receive a cash bonus determined by the achievement of specified Company performance metrics. Prior to each fiscal year, a Company net sales target will be set for the following fiscal year. Mr. Rollins will receive a bonus equal to: (i) 20% of salary if 75% of the net sales target is achieved; (ii) 25% of salary if 100% of the net sales target is achieved; (iii) 50% of salary if 125% of the net sales target is achieved; or (iv) 80% of salary if 150% of the net sales target is achieved. Actual net sales for the fiscal year will be determined by the Company’s audited financial statements and according to Generally Accepted Accounting Principles. If actual net sales is between two of the bonus thresholds, then Mr. Rollins will receive a pro rata performance basis. Mr. Rollins may also be eligible for additional bonus amounts as determined by the board of directors. In addition, the agreement provides that, as soon as practical after the consummation of the Company’s IPO Mr. Rollins shall be awarded stock options for the purchase of 81,000 shares of the Company’s common stock with an exercise price equal to the price per share paid by investors in the IPO. The agreement further provides that we shall also enter into a restricted stock award agreement with Mr. Rollins granting him 10,000 restricted shares of common stock. Both the restricted stock and the stock options will vest in accordance with the following vesting schedule: the options will vest over a two-year period with 33% of the options vesting immediately upon issuance and the balance of the options (67%) vesting monthly over the following two years at a rate of 1/24 per month. Mr. Rollins will be provided with standard executive benefits. The Company will also provide standard indemnification and directors’ and officers’ insurance. The Company may terminate Mr. Rollins’s employment by giving at least 30 days written notice. If we terminate Mr. Rollins without cause or he resigns for good reason as provided under the agreement, and Mr. Rollins then delivers his signature to the general release and waiver form annexed to the employment agreement, we must pay the lesser of the number of months’ severance remaining under the term of the agreement, or six months, provided that he will receive at least three months’ severance; reimbursement of Mr. Rollins for the first 18 months of the premiums associated with Mr. Rollins’s continuation of health insurance for him and his family pursuant to COBRA; and immediate vesting of any outstanding unvested equity granted to Mr. Rollins during his employment and immediate lifting of all lockups and restrictions on sales of such equity, or exercise of stock options. If we do not renew his employment agreement after the initial two-year term, then we must pay six months’ severance and reimburse the first six months of the premiums associated with Mr. Rollins’s continuation of health insurance for him and his family pursuant to COBRA. Mr. Rollins is also subject to standard confidentiality and non-competition provisions.

Under our consulting agreement with John Audibert, our Vice President of Strategy and Growth Initiatives, and his wholly-owned company, Josselin Capital Advisors, Inc., or the Consultant, dated December 2, 2021, we agreed that, for a 27-month term, unless terminated earlier in accordance with its terms, we will receive the services of the Consultant and pay or grant the Consultant the compensation described below, and Mr. Audibert will continue to serve as our Vice President of Strategy and Growth Initiatives. We agreed to pay the Consultant a signing fee of $30,000, an annual fee of $100,000 and a monthly automobile bonus of $750. We agreed to grant the Consultant base restricted stock bonuses as follows: (i) 20,000 restricted shares of common stock, granted as of the agreement date, which vests on the three-month anniversary of the date of grant; (ii) 20,000 additional fully-vested shares of common stock to be granted on the six-month anniversary of the agreement date; and (iii) 20,000 additional fully-vested shares of Common Stock to be granted on the twelve-month anniversary of the agreement date. We also agreed to performance-based equity grants to the Consultant consisting of (i) the grant of an option which may be exercised to purchase 65,000 shares of common stock at the exercise price per share of $3.90 which will vest based on the attainment of the option’s performance-based criteria, and fully-vested restricted stock to be granted upon attainment of the same performance-based criteria, as follows: (i) 10,000 fully-vested restricted shares will be granted and the stock option will vest as to 10,000 shares of common stock if our sales exceed $21,000,000 combined for any two consecutive quarters or if our market capitalization exceeds $65,000,000 for twenty-five (25) out of thirty (30) consecutive trading days anytime within the agreement term; (ii) 10,000 additional fully-vested restricted shares will be granted and the stock option will vest as to 10,000 additional shares of common stock if our sales exceed $25,000,000 combined for any two consecutive quarters or if our market capitalization exceeds $75,000,000 for twenty-five (25) out of thirty (30) consecutive trading days anytime within the term; (iii) 15,000 additional fully-vested restricted shares will be granted and the stock option shall vest as to 20,000 additional shares if our sales exceed $37,500,000 combined for any two consecutive quarters or if our market capitalization exceeds $90,000,000 for twenty-five (25) out of thirty (30) consecutive trading days anytime within the agreement term; and (iv) 25,000 additional fully-vested restricted shares will be granted and the stock option will vest as to 25,000 additional shares if our sales exceed $45,000,000 combined for any two consecutive quarters or if our market capitalization exceeds $180,000,000 for twenty-five (25) out of thirty (30) consecutive trading days anytime within the term. “Sales” will be determined by our audited or reviewed financial statements and according to Generally Accepted Accounting Principles. Our “market capitalization” will be the closing stock price of our common stock as reported by The NASDAQ Stock Market LLC multiplied by the total shares of common stock outstanding as of 4:00 PM E.T. on the date that such closing stock price was determined as reported by our transfer agent. All such grants will be subject to standard forms of stock option or restricted stock award agreements and the terms and conditions of our Amended and Restated 2021 Equity Incentive Plan. They will also be subject to the lock-up provisions of the Lock-Up Agreement between Mr. Audibert and EF Hutton, division of Benchmark Investments, LLC, or the representative, dated November 8, 2021, which generally provides that any shares of our common stock held at any time by Mr. Audibert during the 180 days following our initial public offering may not be transferred without the consent of the representative. Upon the occurrence of a change in control during the consulting agreement’s term, whether or not the Consultant’s engagement is terminated, or upon Consultant’s termination without cause, all restricted stock, stock option, stock appreciation right or similar awards granted to or pending grant to and held by the Consultant will immediately vest and will no longer be subject to forfeiture, unless expressly provided otherwise in the governing documents for such awards. For each fiscal year completed during this term, the Consultant will also be eligible to receive additional bonuses as determined by the board of directors. Both we and the Consultant may terminate the consulting agreement by giving at least 30 days’ written notice. If we or the Consultant terminate the consulting agreement without cause as provided under the agreement, and the Consultant and Mr. Audibert then deliver their signatures to the general release and waiver form annexed to the consulting agreement, we must pay a $25,000 fee. The Consultant and Mr. Audibert are also subject to standard independent contractor, confidentiality and non-interference provisions.

Employee, Officer and Director Equity Grants

On November 12, 2021, we filed a Registration Statement on Form S-8 to register restricted stock and options to purchase stock issuable to certain of our executive officers, directors and employees pursuant to our Amended and Restated 2021 Equity Incentive Plan, or the Plan. On November 12, 2021, pursuant to the Plan, we granted options to purchase a total of 1,339,000 shares of our common stock and 80,568 shares of restricted stock, of which 385,000 of the options to purchase common stock and 49,000 of the restricted shares were granted to 60 non-executive employees, an aggregate of 934,000 options and 20,000 of the restricted shares were granted to five executive officers, and a total of 20,000 options and 11,568 of the restricted shares were granted to our independent directors. The options have an exercise price of $4.15 per share, and a term of ten years. 59,000 of the restricted shares and 438,000 options are subject to vesting over a three (3) year period with one-third (1/3) of the restricted stock and options vesting on each of the first, second and third anniversaries of the date of grant. Another 10,000 restricted shares and 81,000 options are subject to vesting over a two (2) year period with one-third (1/3) vesting upon date of grant and the remainder (sixty-seven percent (67%)) vesting monthly over the following two (2) years at a rate of 1/24 per month. The options that we granted to certain of our executive officers and directors, which in aggregate are exercisable to purchase 800,000 shares, vest over a four-year period with 25% of the options vesting on the first anniversary of the date of grant and the balance of the options (75%) vesting monthly over the following three years after the first anniversary of the date of grant at a rate of 1/36 per month. Our independent directors’ 20,000 options will vest in twelve (12) equal monthly installments over the first year following the date of grant, subject to continued service, and their 11,568 restricted shares will vest in four (4) equal quarterly installments commencing in the quarter ending March 31, 2022.

On November 19, 2021, we granted a new employee an option to purchase up to 60,000 shares of common stock at an exercise price of $4.36 per share, which vests one-third per year of employment for three years. On December 2, 2021, we granted the Consultant 20,000 fully-vested shares of common stock and an option to purchase up to 65,000 shares of common stock at an exercise price of $3.90 per share, which vests in accordance with the satisfaction of certain performance-based criteria. On December 6, 2021, we granted a new employee 62,500 shares of restricted common stock and an option to purchase up to 62,500 shares of common stock at an exercise price of $5.21 per share, which vest one-eighth per quarter of employment, and an option to purchase up to 62,500 shares of common stock at an exercise price of $5.21 per share, which vests in accordance with the satisfaction of certain performance-based criteria.

The restricted stock and option grants will be treated as employee compensation for accounting purposes and will be reported as compensation expense based on the fair value of the stock on the grant date allocated over the service period. For more information regarding determinations of the fair value of equity interests as components of equity compensation, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Stock-Based Compensation”.

Executive Chairman Loans

Since 2018 we have also borrowed funds from our Executive Chairman, Andrew Stranberg, during periods when Mr. Stranberg did not already owe funds to us. The loans are unsecured, non-interest bearing, and there is no formal repayment plan. At December 31, 2020, 2019 and 2018, the amounts due to Mr. Stranberg were $0, $38,207 and $2,097, respectively. In September 2021, Mr. Stranberg loaned us $500,000 on an unsecured basis, accruing interest at 5% compounding monthly with no formal repayment plan. The total amount owed, including principal of $500,000 and interest of $4,740, was repaid to Mr. Stranberg on November 22, 2021.

Revolving Demand Line of Credit Loan

On November 22, 2021, we entered into a Revolving Demand Line of Credit Loan Agreement (the “Salem Five Bank Loan Agreement” or “Loan Agreement”), with Salem Five Cents Savings Bank (the “Lender” or “Salem Five Bank”), for aggregate loans of up to $7 million (the “Loan” or “Line of Credit”), evidenced by a Revolving Demand Line of Credit Note, also dated November 22, 2021 (the “Note”). The Line of Credit and Note are secured by a first priority security interest in all assets and property of the Company, as more fully described in the Security Agreement, also dated November 22, 2021, between the Lender and the Borrower (the “Security Agreement” and together with the Loan Agreement and the Note, the “Loan Documents”).

The amount available under the Line of Credit is the lesser of $7 million or the sum of (x) eighty percent (80%) of the then-outstanding amount of Eligible Accounts (as defined below), plus (y) fifty percent (50%) of Eligible Inventory (as defined below); minus one hundred (100%) percent of the aggregate amount then drawn under the Line of Credit for the account of the Company. In addition, advances based upon Eligible Inventory must be capped at all times at $2,000,000. “Eligible Accounts” are defined as accounts that meet a number of requirements, including, unless otherwise approved by the Lender, being less than ninety (90) days from the date of invoice not subject to any prior assignment, claim, lien, or security interest, not subject to set-off, credit, allowance or adjustment by the account debtor, arose in the ordinary course of the Company’s business, not an intercompany obligation, not subject to notice of bankruptcy or insolvency of the account debtor, not owed by an account debtor whose principal place of business is outside the United States of America, not a government account, not be evidenced by promissory notes, and not one of the accounts owed by an account debtor 25% or more of whose accounts are 90 or more days past invoice date; or otherwise not deemed acceptable by the Lender in accordance with its normal credit policies. “Eligible Inventory” means all finished goods, work in progress and raw materials and component parts of inventory owned by the Company. It does not include any inventory held on consignment or not otherwise owned by the Company; any inventory which has been returned by a customer or is damaged or subject to any legal encumbrances other than a first priority security interest held by the Company; any inventory which is not in the possession of the Company; any inventory which is held by the Company on property leased by the Company unless the Lender has received a Landlord’s Waiver and Consent from the lessor of such property satisfactory to the Lender; any inventory which is not located within the United States; any inventory which the Lender reasonably deems to be obsolete or non-marketable; and any inventory not subject to a first priority fully perfected lien held by the Lender.

The Loan is subject to interest at the prime rate plus 0.5% per annum. The Company must repay interest on Loan proceeds on a monthly basis. The Loan is expected to continue for 12 months, subject to the Lender’s demand rights and the Company’s ongoing affirmative and other obligations under the Loan Documents, as summarized below.

The Company may freely drawn upon the Loan subject to the Lender’s right to demand complete repayment of the Loan at any time. Late payments are subject to a late payment charge of 5%. In the event of failure to repay the loan after the Lender makes demand for full repayment, the interest rate will increase by 10%. The Note may be prepaid at any time without penalty. The Lender may assign the Note without the Company’s consent.

Under the Security Agreement and the other Loan Documents, the Company granted the Lender a first priority security interest in all of its assets, both owned now and in the future, as collateral for full repayment of the Loan. The Lender may file Uniform Commercial Code financing statements with any jurisdiction and with sufficient descriptions of the property to perfect its security interest in all of the Company’s current and future assets. Upon default of the Loan, the Lender may accelerate repayment of the Loan, take possession of the Company’s assets, assign a receiver over the Company’s assets, and enforce other rights as to the Company’s assets as secured creditor. The Company must pay for all of the Lender’s reasonable legal fees and expenses incurred to enforce its rights under the Loan Documents.

Under the Loan Agreement, the Company is required to continue its current business of outsourced marketing solutions and without the prior consent of the Lender will not acquire in whole or in part any other company or business and shall not engage in any other business or open any other locations, and will use the proceeds of the Loan only in connection with the general and ordinary operations of its business and for the following purpose: general working capital for accounts receivable and inventory purchases.

The Loan is also subject to ongoing affirmative obligations of the Company, including punctual repayment of the Loan amount, maintaining proper accounting books and records in accordance with the opinion of LMHS, P.C. or another a Certified Public Accountant acceptable to the Lender, allowing the Lender to inspect its accounting books and records, furnishing audited, quarterly, monthly and other financial statements to the Lender, payment of Lender’s reasonable expenses for a field exam in 2022, allow the Lender to communicate with its accountants; maintain its properties in good repair subject to ordinary wear and tear; and obtain replacement-cost insurance for its property with the Lender as Mortgagee/Loss Payee; and management contracts for the Company’s properties must be subordinated to the rights of the Lender and there shall be no change of management company without the prior written consent of the Lender.

The Loan is further subject to the following financial requirements: (a) Debt Service Coverage Ratio: Cash flow to be calculated on an annual basis of at least 1.20 times EBITDA less cash taxes, distributions, dividends, shareholder withdrawals in any form, and unfinanced CAPEX divided by all scheduled principal payments on all debt plus cash interest payments made on all debt; (b) Minimum Net Worth: The Company will be required to meet the following minimum net worth thresholds: $2,000,000 at December 31, 2021; $2,750,000 at December 31, 2022; and $3,500,000 at December 31, 2023.

The Company may also not incur any additional indebtedness, secured or unsecured, except in the ordinary course of business; make loans or advances to others or guarantee others’ obligations except for certain ordinary advances to employees or ordinary customer credit terms; make investments; acquire any business; make capital expenditures except in the ordinary course of business; sell any material assets except in the ordinary course of business; grant any security interests or mortgages in its properties or assets.

In connection with the Loan Agreement, on November 22, 2021, the Company, the Lender and Harte Hanks Response Management/ Boston, Inc. (the “Warehouse Provider”), the lessor of certain warehouse facilities to the Company, executed a Warehouseman’s Waiver in favor of the Lender (the “Warehouseman’s Waiver”). Under the Warehouseman’s Waiver, the Warehouse Provider disclaimed any interest in the property of the Company stored on the premises (the “Collateral”), and agreed not to interfere with the Lender’s enforcement of its rights in the Collateral. The Warehouse Provider further agreed to provide notice to the Lender of any default by the Company of its obligations as to the Warehouse Provider, and to give the Lender at least 30 days to exercise its rights, which period may be extended by the Lender up to 60 days upon its payment of the per-diem rental amount. After that period, unless the default has been cured by the Lender, the Warehouse Provider may dispose of such Collateral as it deems fit. Upon the receipt of written notice from the Lender and until such notice is rescinded, the Warehouse Provider shall only honor instructions from the Lender with respect to the Collateral, including, any direction from the Lender to dispose of all or any portion of the Collateral at any time, without any further consent or instruction from Company.

From July 2018 to November 2021, the Company had a secured line of credit with Bank of America allowing borrowings of as much as $3,500,000. At December 31, 2020 and 2019, borrowings on this line of credit amounted to $1,650,000 and $2,150,000, respectively. The line bore interest at the LIBOR Daily Floating Rate plus 2.75%. At December 31, 2020 and 2019, interest rates were 4.20% and 4.55%, respectively. The line was reviewed annually and was due on demand. This line of credit was secured by substantially all assets of the Company. Mr. Stranberg was a guarantor on the line of credit. We fully repaid and terminated this line of credit on November 22, 2021 upon our entry into the Salem Five Bank Loan Agreement.

Impact of COVID-19 Pandemic

The current global pandemic of a novel strain of coronavirus, or COVID-19, and the global measures taken to combat it, have had, and may in the future continue to have, an adverse effect on our business. Public health authorities and governments at local, national and international levels have announced various measures to respond to the pandemic. Some measures that directly or indirectly impact our business include voluntary or mandatory quarantines, restrictions on travel and limiting gatherings of people in public places.

We believe that the COVID-19 pandemic has impacted Stran’s operational and financial performance. Our sales declined 4.9% year-over-year during the first nine months of 2021 compared to the same period of the prior year. The decrease was primarily due to the completion of the U.S. Census program in 2020, market saturation of personal protective equipment in 2021, a lack of in-person events, and businesses still not being fully reopened throughout 2021 as a result of the COVID-19 pandemic. The U.S. Census program contributed $10.1 million of sales, or 35.5% of total sales, for the nine months ended September 30, 2020 compared to less than $2,000 of sales, or 0.0% of total sales, for the nine months ended September 30, 2021. Additionally, sales of personal protective equipment totaled $3.7 million for the nine months ended September 30, 2020 compared to less than $200,000 for the nine months ended September 30, 2021. As has been typical for other firms in the promotional products industry, from March 2020 and into 2021 operational and supply chain disruptions combined with decreased demand for promotional products to cause sharp reductions in sales opportunities. We believe that relevant factors included businesses not being fully opened, a lack of in-person events, and decreased marketing budgets leading to decreased demand for promotional products and services such as ours. Although we were able to capitalize on the demand for personal protective equipment such as masks, hand sanitizer, and gowns, these sales are not expected to fully offset the overall decreased demand for promotional products.

We have responded to the challenges resulting from the COVID-19 pandemic by developing a clear company-wide strategy and sticking to our hardworking culture and core value of delivering creative merchandise solutions that effectively promote brands. We continue to focus on our core group of customers while providing additional value-added services, including our e-commerce platform for order processing, warehousing and fulfillment functions, and propose alternative product offerings based on their unique needs. We also continue to solicit and market ourselves to long-term prospects that have shown interest in Stran. We have remained committed to being a high-touch customer-focused company that provides our customers with more than just products. Below are some of the specific ways we have responded to the current pandemic:

●	Adhered to all state and federal social distancing requirements while prioritizing health and safety for our employees. We allow team members to work remotely, allowing us to continue providing uninterrupted sales and service to our customers throughout the year.

●	Emphasized and established cost savings initiatives, cost control processes, and cash conservation to preserve liquidity.

●	Explored acquisition opportunities and executed the acquisition of the customer base of Wildman Imprints with historical revenue exceeding $10 million annually.

●	Retained key customers through constant communication, making proactive product or program suggestions, driving program efficiencies, and delivering value-added solutions to help them market themselves more effectively.

●	Concentrated and succeeded in earning business from clients in specific verticals that have spent more during the pandemic including customers in the entertainment, beverage, retail, consumer packaged goods, and cannabis industries.

●	Retained key employees by continuing to provide them with competitive compensation and the tools required to be successful in their jobs.

●	Successfully applied for and received Payment Protection Program (“PPP”) loans and government assistance.

●	Refocused our marketing activities on more client-specific revenue generating activities that reduced spend while remaining effective.

We believe that we have seen encouraging signs of recovery from the effects of the COVID-19 pandemic. There has been a significant increase in the amount of requests for proposal and other customer inquiries beginning in the first quarter of 2021, which leads us to believe that companies are starting to prepare to spend at previous or increased levels. We expect that going forward there will be a significant amount of pent-up demand that may compensate for slower earlier numbers in 2021.

We believe that we have fully complied with all state and local requirements relating to COVID-19. As described above, we have undertaken various measures in an effort to mitigate the spread of COVID-19, including encouraging employees to work remotely if possible. We also have enacted business continuity plans, which may make maintaining our normal level of corporate operations, quality controls and internal controls difficult. Moreover, the COVID-19 pandemic may cause temporary or long-term disruptions in our supply chains and/or delays in the delivery of our inventory. Further, the COVID-19 pandemic and mitigation efforts may also adversely affect our customers’ financial condition, resulting in reduced spending for the products we sell.

As events are rapidly changing, we do not know how long the COVID-19 pandemic and the measures that have been introduced to respond to it will disrupt our operations or the full extent of that disruption.  Further, once we are able to restart normal business hours and operations doing so may take time and will involve costs and uncertainty. We also cannot predict how long the effects of the COVID-19 pandemic and the efforts to contain it could continue to impact our business after the pandemic is under control. Governments could take additional restrictive measures to combat the pandemic that could further impact our business or the economy in the geographies in which we operate. We believe it is also possible that the impact of the pandemic and response on our suppliers, customers and markets will persist for some time after governments ease their restrictions. These measures have negatively impacted, and may continue to impact, our business and financial condition as the responses to control COVID-19 continue.

The extent to which the pandemic may continue to impact our results will depend on future developments, which are highly uncertain and cannot be predicted as of the date of this report, including new information that may emerge concerning the severity of the pandemic and steps taken to contain the pandemic or treat its impact, among others. Nevertheless, the pandemic and the current financial, economic and capital markets environment, and future developments in the global supply chain and other areas present material uncertainty and risk with respect to our performance, financial condition, results of operations and cash flows.

Emerging Growth Company

We qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

●	have an auditor report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

●	comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

●	submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay” and “say-on-frequency;” and

●	disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year following the fifth anniversary of our initial public offering, (ii) the last day of the first fiscal year in which our total annual gross revenues are $1.07 billion or more, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iv) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

Principal Factors Affecting Our Financial Performance

Our operating results are primarily affected by the following factors:

●	our ability to acquire new customers or retain existing customers;

●	our ability to offer competitive product pricing;

●	our ability to broaden product offerings;

●	industry demand and competition;

●	our ability to leverage technology and use and develop efficient processes;

●	our ability to attract and retain talented employees; and

●	market conditions and our market position.

Results of Operations

Comparison of Three Months Ended September 30, 2021 and 2020

	Three Months Ended
Consolidated Operations Data	September 30, 2021	September 30, 2020
Sales	$10,947,724	$8,363,825

Cost of Sales:
Purchases	6,362,217	5,813,427
Freight	860,813	385,262
Total Cost of Sales	7,223,030	6,198,689

Gross Profit	3,724,694	2,165,136

Operating Expenses:
Bad Debt Expense	11,926	32,000
General and Administrative Expenses	2,677,175	2,047,478
Total Operating Expenses	2,689,101	2,079,478

Earnings (Loss) from Operations	1,035,593	85,658

Other Income and (Expense):
Other Income	6,378	-
Interest Expense	(26,260)	-
Total Other Income and (Expense)	(19,882)

Earnings (Loss) Before Income Taxes	1,015,711	85,658

Income Taxes:
Current
State	-	88,725
Federal	3,730	227,952
Total Current Income Taxes	3,730	316,677

Deferred Income Taxes
State	78,800	-
Federal	209,313	-
Total Deferred Income Taxes	288,113	-
Total Current and Deferred Taxes	291,843	316,677

Net Earnings (Loss)	723,868	(231,019)

Retained Earnings, Beginning	1,168,681	2,376,911

Retained Earnings, Ending	$1,892,549	$2,145,892

Sales

Sales consist primarily of the selling price of the merchandise, service or outbound shipping and handling charges, less discounts, coupons redeemed, returns and credits.

Our revenues for the three months ended September 30, 2020 include non-recurring revenues representing 25.4% of our overall revenues for this period, as a subcontractor for the 2020 U.S. Census. The customer that engaged us in this regard will not renew their engagement with us due to the U.S. Census only occurring once every ten years. As a result, these non-recurring revenues are not expected to recur in fiscal year 2021 or beyond and do not represent our long-term growth expectations.

Our sales increased 30.9% from $8.4 million for the three months ended September 30, 2020 to $10.9 million for the three months ended September 30, 2021. The increase was primarily due to higher spending from existing clients as well as capturing business from new customers. Additionally, we benefited from the acquisition of the Wildman Imprints assets, which generated $1.9 million of sales for the three months ended September 30, 2021 compared to $0 sales in the three months ended September 30, 2020. However, these increases in sales were partially offset by the completion of the U.S. Census program in 2020, market saturation of personal protective equipment in 2021, a lack of in-person events, and businesses still not being fully reopened throughout 2021 as a result of the COVID-19 pandemic. The U.S. Census program contributed $2.1 million of sales, or 25.4% of total sales, for the three months ended September 30, 2020 compared to less than $2,000 of sales, or 0.0% of total sales, for the three months ended September 30, 2021. Furthermore, sales of personal protective equipment totaled $1.6 million for the three months ended September 30, 2020 compared to less than $90,000 for the three months ended September 30, 2021. Our recurring organic sales, defined as those sales excluding the U.S. Census program, revenue from the Wildman Imprints asset acquisition, and personal protective equipment, increased 91.8%, or $4.3 million, from $4.6 million in the three months ended September 30, 2020 to $8.9 million in the three months ended September 30, 2021.

Cost of Sales

Cost of sales consists of the costs of purchasing inventory and freight charges. Our total cost of sales increased 16.5% from $6.2 million for the three months ended September 30, 2020 to $7.2 million for the three months ended September 30, 2021. More specifically, cost of purchases increased from $5.8 million in the three months ended September 30, 2020 to $6.4 million in the three months ended September 30, 2021, or 9.4%, while freight costs increased from $0.4 million in the three months ended September 30, 2020 to $0.9 million in the three months ended September 30, 2021, or 123.4%. The increase in cost of purchases was primarily due to an increase in sales of 30.9% during that same period, while the increase in freight costs was primarily due to a general increase in freight costs, both domestic and international, we believe as a result of the COVID-19 pandemic.

Operating Expenses

Operating expenses consist of bad debt expense and general and administrative expenses. Our operating expenses increased 29.3%, or $0.6 million, to $2.7 million for the three months ended September 30, 2021 compared to $2.1 million for the three months ended September 30, 2020. This increase was primarily due to an increase in general and administrative expenses of $0.6 million, or 30.8%, from $2.0 million in the three months ended September 30, 2020 to $2.7 million in the three months ended September 30, 2021, which in turn was primarily due to additional expenses related to the acquisition of the Wildman Imprint assets, the implementation of a new Enterprise Resource Planning (ERP) system on Oracle’s NetSuite platform, the recently completed initial public offering and organic growth in our business.

Other Income and Expense

Other income and expense consists of interest expense, interest income and other income. During the three months ended September 30, 2020 and 2021, we had interest expense and other income. Our interest expense increased $26,260 from $0 in the three months ended September 30, 2020 to $26,260 in the three months ended September 30, 2021. This increase was primarily due to an increase in borrowings on our bank’s line of credit. Our other income increased $6,378 from $0 in the three months ended September 30, 2020 to $6,378 in the three months ended September 30, 2021. This increase was primarily due to a gain on the impairment of Wildman contingent earn-out payments.

Income Taxes

Our effective income tax rate was 28.37% and 369.70% for the three months ended September 30, 2021 and 2020, respectively. For the three months ended September 30, 2021, our effective income tax rate was 0% and 28.37% for current and deferred taxes, respectively. For the three months ended September 30, 2020, our effective tax rate was 369.70% for current taxes. The decrease in the effective tax rate was driven by a decrease from 266.12% to 20.61% in our effective federal income tax rate and by a decrease from 103.58% to 7.76% in our effective state income tax rate due to timing of tax accrual. For further discussion of changes in the effective tax rate, refer to Notes A.11. and A.12. to our Financial Statements.

Net Earnings and Losses

Our net earnings increased 413.3% from a net loss of $0.2 million for the three months ended September 30, 2020 to a profit of $0.7 million for the three months ended September 30, 2021. This increase was primarily caused by the growth in organic sales of $4.3 million as well as the increase in sales from the Wildman Imprints asset purchase of $1.9 million, and only partially offset by $2.1 million decline in sales from the completion of the U.S. Census program in 2020 and $1.5 million in sales caused by the decline in sales of personal protective equipment.

Comparison of Nine Months Ended September 30, 2021 and 2020

	Nine Months Ended
Consolidated Operations Data	September 30, 2021	September 30, 2020
Sales	$27,075,116	$28,462,481

Cost of Sales:
Purchases	16,435,550	18,460,993
Freight	2,478,457	1,284,732
Total Cost of Sales	18,914,007	19,745,725

Gross Profit	8,161,109	8,716,756

Operating Expenses:
Bad Debt Expense	93,971	47,899
General and Administrative Expenses	8,239,160	6,667,584
Total Operating Expenses	8,333,131	6,715,483

Earnings (Loss) from Operations	(172,022)	2,001,273

Other Income and (Expense):
Other Income	776,440	10,000
Interest Expense	(66,066)	(41,619)
Total Other Income and (Expense)	710,374	(31,619)

Earnings (Loss) Before Income Taxes	538,352	1,969,654

Income Taxes:
Current
State	76,338	118,300
Federal	37,281	303,936
Total Current Income Taxes	113,619	422,236

Deferred Income Taxes
State	44,800	-
Federal	115,038	-
Total Deferred Income Taxes	159,838	-
Total Current and Deferred Taxes	273,457	422,236

Net Earnings (Loss)	264,895	1,547,418

Retained Earnings, Beginning	1,627,654	598,474

Retained Earnings, Ending	$1,892,549	$2,145,892

Sales

Sales consist primarily of the selling price of the merchandise, service or outbound shipping and handling charges, less discounts, coupons redeemed, returns and credits.

Our revenues for the nine months ended September 30, 2020 include non-recurring revenues representing 35.5% of our overall revenues for this period, as a subcontractor for the 2020 U.S. Census. The customer that engaged us in this regard will not renew their engagement with us due to the U.S. Census only occurring once every ten years. As a result, these non-recurring revenue increases are not expected to recur in fiscal year 2021 or beyond and do not represent our long-term growth expectations.

Our sales decreased 4.9% from $28.5 million for the nine months ended September 30, 2020 to $27.1 million for the nine months ended September 30, 2021. The decrease was primarily due to the completion of the U.S. Census program in 2020, market saturation of personal protective equipment in 2021, a lack of in-person events, and businesses still not being fully reopened throughout 2021 as a result of the COVID-19 pandemic. The U.S. Census program contributed $10.1 million of sales, or 35.5% of total sales, for the nine months ended September 30, 2020 compared to less than $2,000 of sales, or 0.0% of total sales, for the nine months ended September 30, 2021. Additionally, sales of personal protective equipment totaled $3.7 million for the nine months ended September 30, 2020 compared to less than $200,000 for the nine months ended September 30, 2021. However, these decreases in sales were partially offset by the acquisition of the Wildman Imprints assets, which generated $6.3 million of sales for the nine months ended September 30, 2021 compared to $0 sales in the nine months ended September 30, 2020. Our recurring organic sales, defined as those sales excluding the U.S. Census program, revenue from the Wildman Imprints asset acquisition, and personal protective equipment, increased 40.4%, or $5.9 million, from $14.7 million in the nine months ended September 30, 2020 to $20.6 million in the nine months ended September 30, 2021.

Cost of Sales

Cost of sales consists of the costs of purchasing inventory and freight charges. Our total cost of sales decreased 4.2% from $19.7 million for the nine months ended September 30, 2020 to $18.9 million for the nine months ended September 30, 2021. More specifically, cost of purchases decreased from $18.5 million in the nine months ended September 30, 2020 to $16.4 million in the nine months ended September 30, 2021, or 11.0%, while freight costs increased from $1.3 million in the nine months ended September 30, 2020 to $2.5 million in the nine months ended September 30, 2021, or 92.9%. The decrease in cost of purchases was primarily due to a decrease in sales of 4.9% during that same period, while the increase in freight costs was primarily due to a general increase in freight costs, both domestic and international, we believe as a result of the COVID-19 pandemic.

Operating Expenses

Operating expenses consist of bad debt expense and general and administrative expenses. Our operating expenses increased 24.1%, or $1.6 million, to $8.3 million for the nine months ended September 30, 2021 compared to $6.7 million for the nine months ended September 30, 2020. This increase was primarily due to an increase in general and administrative expenses of $1.6 million, or 23.6%, from $6.7 million in the nine months ended September 30, 2020 to $8.2 million in the nine months ended September 30, 2021, which in turn was primarily due to additional expenses related to the acquisition of the Wildman Imprint assets, the implementation of a new ERP system on Oracle’s NetSuite platform, the recently completed initial public offering, and organic growth in our business.

Other Income and Expense

Other income and expense consists of interest expense, interest income and other income. During the nine months ended September 30, 2020 and 2021, we had interest expense and other income. Our interest expense increased $24,447 from $41,619 in the nine months ended September 30, 2020 to $66,066 in the nine months ended September 30, 2021, or 58.7%. This increase was primarily due to an increase in borrowings on our bank’s line of credit. Our other income increased $766,440 from $10,000 in the nine months ended September 30, 2020 to $776,440 in the nine months ended September 30, 2021, or 7,664.4%. This increase was primarily due to the forgiveness of the Company’s PPP loan.

Income Taxes

Our effective income tax rate was 50.8% and 21.44% for the nine months ended September 30, 2021 and 2020, respectively. For the nine months ended September 30, 2021, our effective income tax rate was 21.11% and 29.69% for current and deferred taxes, respectively. For the nine months ended September 30, 2020, our effective tax rate was 21.44% for current taxes. The decrease in the effective tax rate was driven by an increase from 6.01% to 14.18% in our effective federal income tax rate offset by an decrease from 15.43% to 6.93% in our effective state income tax rate. For further discussion of changes in the effective tax rate, refer to Notes A.11. and A.12. to our Financial Statements.

Net Earnings and Losses

Our net earnings decreased 82.9% from $1.5 million for the nine months ended September 30, 2020 to $0.3 million for the nine months ended September 30, 2021. This decrease was due primarily to reduced revenue of $10.1 million caused by the completion of the U.S. Census program in 2020 and $3.5 million caused by the decline in sales of personal protective equipment, and only partially offset by the increase in sales from the Wildman Imprints asset purchase of $6.3 million.

Comparison of Years Ended December 31, 2020 and 2019

	Fiscal Years Ended
Consolidated Operations Data	December 31, 2020	December 31, 2019
Sales	$37,752,173	$30,316,831

Cost of Sales:
Purchases	24,167,798	19,395,199
Freight	2,099,511	1,961,441
Total Cost of Sales	26,267,309	21,356,640

Gross Profit	11,484,864	8,960,191

Operating Expenses:
Bad Debt Expense	67,899	140,292
General and Administrative Expenses	9,926,092	8,226,145
Total Operating Expenses	9,993,991	8,366,437

Earnings from Operations	1,490,873	593,754

Other Income and (Expense):
Interest Expense	(49,457)	(109,117)
Interest Income	-	977
Other Income	$10,000	$76,000
Total Other Income and (Expense)	(39,457)	(32,140)

Earnings Before Income Taxes	1,451,416	561,614

Income Taxes:
State	$118,300	$59,011
Federal	303,936	112,740
Total Income Taxes	422,236	171,751

Net Earnings	$1,029,180	$389,863

Retained Earnings, Beginning	598,474	208,611

Retained Earnings, Ending	$1,627,654	$598,474

Sales

Sales consist primarily of the selling price of the merchandise, service or outbound shipping and handling charges, less discounts, coupons redeemed, returns and credits.

Our 2019 and 2020 revenues include non-recurring revenues representing 16.54% and 27.12% of our overall revenues for 2019 and 2020, respectively, as a subcontractor for the 2020 U.S. Census. The customer that engaged us in this regard will not renew their engagement with us due to the U.S. Census only occurring once every ten years. As a result, these non-recurring revenue increases are not expected to recur in fiscal year 2021 or beyond and do not represent our long-term growth expectations.

Our sales increased 24.5% from $30.3 million for the year ended December 31, 2019 to $37.8 million for the year ended December 31, 2020. The increase was primarily due to the U.S. Census program, acquisition of the Wildman Imprints assets, and the sale of personal protective equipment in 2020. Sales from the U.S. Census program increased $5.5 million, or 110.3%, from $5.0 million for the year ended December 31, 2019 to $10.5 million for the year ended December 31, 2020. Sales from the purchase of the Wildman Imprints assets increased $2.2 million, from $0 in the year ended December 31, 2019 to $2.2 million in the year ended December 31, 2020. Sales of personal protective equipment increased $4.2 million, from $0 for the year ended December 31, 2019 to $4.2 million for the year ended December 31, 2020. Further, investors may not rely on these results as indicative of future revenue growth, as discussed further under “Risk Factors - Risks Related to Our Business and Industry - There is a risk of dependence on one or a group of customers or market expectations of unsustainable growth.”

Cost of Sales

Cost of sales consists of the costs of purchasing inventory and freight charges. Our total cost of sales increased 23.0% from $21.4 million for the year ended December 31, 2019 to $26.3 million for the year ended December 31, 2020. More specifically, cost of purchases increased from $19.4 million in 2019 to $24.2 million in 2020, or 24.6%. This part of the increase was primarily due to an increase in sales of 24.5%. However, investors may not rely on these results as indicative of future revenue growth, as discussed further under “Risk Factors - Risks Related to Our Business and Industry - There is a risk of dependence on one or a group of customers or market expectations of unsustainable growth.” In addition, freight costs increased from $2.0 million in 2019 to $2.1 million in 2020, or 7.0%. This part of the increase was primarily due to a general increase in freight costs, both domestic and international, which we believe was as a result of the COVID-19 pandemic.

Operating Expenses

Operating expenses consist of bad debt expense and general and administrative expenses. Our operating expenses increased 19.5%, or $1.6 million, to $10.0 million for the year ended December 31, 2020 compared to $8.4 million for the year ended December 31, 2019. This increase was primarily due to an increase in general and administrative expenses of $1.7 million, or 20.7%, from $8.2 million in 2019 to $9.9 million in 2020, which in turn was primarily due to increased sales and commissions; and was partly offset by a decrease in bad debt expense of $0.7 million or 51.6%, from $0.14 million in 2019 to $0.07 million in 2020, which in turn was primarily due to a decrease in write-off of uncollectable receivables.

Other Income and Expense

Other income and expense consist of interest expense, interest income and other income. Our other income and expense increased $0.01 million from $0.03 million in 2019 to $0.04 million in 2020, or 22.8%. Our interest expense decreased $0.06 million to $0.05 million for the year ended December 31, 2020 from $0.11 million for the year ended December 31, 2019, or 54.7%. This decrease was primarily due to a decrease in borrowings on our bank’s line of credit. Our interest income decreased from $0.01 million to $0 from 2019 to 2020, respectively. This decrease was primarily due to the final payment of an employee loan. Our other income decreased from $0.08 million in 2019 to $0.01 million in 2020, or 86.8%. This decrease was primarily due to the recovery of a previously written-off customer receivable in 2019 and the receipt of the Economic Injury Disaster Loan (“EIDL”) advance loan in 2020.

Income Taxes

Our effective income tax rate was 29.1% and 30.6% for the years ended December 31, 2020 and 2019, respectively. The decrease in the effective tax rate was driven by a decrease from 10.5% to 8.2% in our effective state income tax rate offset by an increase from 20.1% to 20.9% in our effective federal income tax rate. For further discussion of changes in the effective tax rate, refer to Notes A.11. and A.12. to the Financial Statements.

Net Earnings

Our 2019 and 2020 net earnings include non-recurring revenues representing 16.54% and 27.12% of our overall revenues for 2019 and 2020, respectively, as a subcontractor for the 2020 U.S. Census. The customer that engaged us in this regard will not renew their engagement with us due to the U.S. Census only occurring once every ten years. As a result, these non-recurring revenue increases are not expected to recur in fiscal year 2021 or beyond and do not represent our long-term growth expectations.

Our net earnings increased 164.0% from $0.4 million for the year ended December 31, 2019 to $1.0 million for the year ended December 31, 2020.  This increase was due primarily to the majority of U.S. Census program revenue being recognized in 2020 along with revenue from the acquisition of the Wildman Imprints assets and the sale of personal protective equipment in the second half of 2020 that helped to offset a decline in our traditional business due to the lack of in-person events.

Liquidity and Capital Resources

As of September 30, 2021, we had cash and cash equivalents of $797,428. To date, we have financed our operations primarily through revenue generated from operations and bank borrowings, including a $3.5 million line of credit held with Bank of America as of September 30, 2021. Our line of credit agreement with Bank of America was terminated on November 22, 2021. We currently have a secured revolving demand line of credit with Salem Five Cents Savings Bank for aggregate loans of up to $7 million, subject to a number of asset-related and other financial requirements and other covenants. See “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Recent Developments – Revolving Demand Line of Credit Loan” for further information.

We believe that our current levels of cash, either with or without the proceeds of this offering, will be sufficient to meet our anticipated cash needs for our operations for at least the next 12 months, including our anticipated costs associated with becoming a public reporting company. We may, however, in the future require additional cash resources due to changing business conditions, implementation of our strategy to expand our business, or other investments or acquisitions we may decide to pursue. If our own financial resources are insufficient to satisfy our capital requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

Summary of Cash Flow

The following table provides detailed information about our net cash flow for all financial statement periods presented in this prospectus.

	Nine Months Ended		Year Ended
	September 30, 2021	September 30, 2020	December 31, 2020	December 31, 2019
Net cash provided by (used in) operating activities	$(1,892,106)	$(315,752)	$(1,989,565)	$872,655
Net cash (used in) investing activities	(314,447)	(99,728)	(176,467)	(117,880)
Net cash provided by (used in) financing activities	2,356,748	(1,268,245)	375,007	(326,437)
Net increase (decrease) in cash and cash equivalents	150,193	(1,683,725)	(1,791,025)	428,338
Cash and cash equivalents at beginning of period	647,235	2,438,260	2,438,260	2,009,922
Cash and cash equivalents at end of period	$797,428	$754,535	$647,235	$2,438,260

Net cash used in operating activities was $1,892,106 for the nine months ended September 30, 2021, as compared to net cash used in operating activities of $315,752 for the nine months ended September 30, 2020. For the nine months ended September 30, 2021, increases in inventory, accounts receivable and accounts payable accompanied by a one-time gain on extinguishment of debt were the primary drivers of the net cash used in operating activities. For the nine months ended September 30, 2020, decreases in accounts receivable, accounts payable and rewards program liability were the primary drivers of the net cash used in operating activities.

Net cash used in operating activities was $1,989,565 for the year ended December 31, 2020, as compared to net cash provided by operating activities of $872,655 for the year ended December 31, 2019. For the year ended December 31, 2020, increases in accounts receivable and decreases in accounts payable and reward program liability were the primary drivers of the net cash used in operating activities. For the year ended December 31, 2019, increases in accounts receivable, accounts payable and reward program liability were the primary drivers of the net cash provided by operating activities.

Net cash used in investing activities was $314,447 for the nine months ended September 30, 2021, and $99,728 for the nine months ended September 30, 2020, primarily for additions to software-related property and equipment in both periods.

Net cash used in investing activities was $176,467 for the year ended December 31, 2020, and $117,880 for the year ended December 31, 2019, primarily for additions to software-related property and equipment in both years.

Net cash provided by financing activities was $2,356,748 for the nine months ended September 30, 2021, as compared to net cash used in financing activities of $1,268,245 for the nine months ended September 30, 2020. For the nine months ended September 30, 2021, net cash provided by financing activities primarily consisted of borrowings and reductions on our line of credit and stockholder loan. For the nine months ended September 30, 2020, net cash used in financing activities consisted of PPP and Economic Injury Disaster Loan (“EIDL”) Program loans under the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”), offset by borrowings and reductions on our bank line of credit.

Net cash provided by financing activities was $375,007 for the year ended December 31, 2020, as compared to net cash used in financing activities of $326,437 for the year ended December 31, 2019. For the year ended December 31, 2020, net cash provided by financing activities consisted of PPP and EIDL Program loans under the CARES Act, offset by borrowings and reductions on our bank line of credit. For the year ended December 31, 2019, net cash used in financing activities primarily consisted of borrowings and reductions on our bank line of credit.

On April 15, 2020, we received loan proceeds from Bank of America in the amount of approximately $770,062 under the PPP. The PPP, established as part of the CARES Act, provides for loans to qualifying businesses for amounts up to 2.5 times the average qualifying monthly payroll expenses of the qualifying business. The loans and accrued interest are forgivable as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels.

The unforgiven portion of the PPP loan is payable over five years at an interest rate of 1% with a deferral of payments for the first six months. Subsequent to year (quarter) end, we received forgiveness by the U.S. Small Business Administration (“SBA”) of the PPP loan in full, effective June 24, 2021. Accordingly, the entire PPP loan balance has been recorded as a liability at September 30, 2020.

On May 15, 2020, the Company received loan proceeds from the SBA in the amount of approximately $150,000 under the EIDL Program. The EIDL Program provides loans to qualifying businesses to provide economic relief to small businesses currently experiencing a temporary loss of revenue. The loan accrues interest at a rate of 3.75% per annum. Installment payments, including principal and interest, begin 12 months from the date of the note and are payable over 30 years.

The following is a schedule by years of aggregate maturities of indebtedness at September 30 of the following years:

Year	Aggregate Mature Debt
2022	$3,858
2023	3,441
2024	3,571
2025	3,704
2026	3,843
Thereafter	131,483
Total	$149,900

Contractual Obligations

Wildman Imprints Acquisition

On August 24, 2020, we entered into an asset purchase agreement to acquire the inventory, select fixed assets, and a customer list of the Wildman Imprints division of Wildman Business Group, LLC, or WBG. In connection with the asset acquisition, the customer list was purchased using a contingent earn-out calculation. The purchase price is equal to fifteen percent (15%) of the gross profit earned from the sale of product to the customer list for year 1 and thirty percent (30%) for years 2 and 3. Payments are due on the anniversary date of the purchase. In connection with the asset acquisition, we also had an amount due to the seller under a note in the amount of $162,358 as of September 30, 2021 for the inventory and property and equipment purchased. This amount accrues no interest, and is to be paid “as used” on a quarterly basis through the three-year earn-out period. We anticipate that the note will be repaid in full within the next twelve months. We anticipate no deficiencies in our ability to make the payments required under the asset purchase agreements. The aggregate purchase price was $2,937,222, as follows:

Fair Value of Identifiable Assets Acquired:

Inventory	$649,433
Property and Equipment	34,099
Intangible - Customer List	2,253,690
Total	$2,937,222

Consideration Paid:

Cash	521,174
Note Payable - Wildman	162,358
Wildman Contingent Earn-Out Liability	2,253,690
Total	$2,937,222

For further discussion see Notes L and M to our Financial Statements for the nine months ended September 30, 2021 and 2020 and Notes M and N to our Financial Statements for the years ended December 31, 2020 and 2019.

Property Leases

The following is a schedule by years of future minimum property lease payments at September 30, 2021:

Year	Lease Rent Due
2022	$343,503
2023	349,412
2024	323,584
2025	325,776
2026	-
Total	$1,342,275

Rent expense for the nine months ended September 30, 2021 and 2021 totaled $297,105 and $311,430, respectively. We anticipate no deficiencies in our ability to make these payments.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Policies and Estimates

The following discussion relates to critical accounting policies for our company. The preparation of financial statements in conformity with GAAP requires our management to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial condition and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. We believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements:

Method of Accounting

The financial statements are prepared using the accrual method of accounting whereby revenues are recognized when earned and expenses are recognized when incurred. This method of accounting conforms to generally accepted accounting principles.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of accounts receivable and deposits in excess of federally insured limits. These risks are managed by performing ongoing credit evaluations of customers’ financial condition and by maintaining all deposits in high quality financial institutions.

Inventory

Inventory is stated at the lower of cost or market value.

Property and Equipment

Property and equipment are recorded at cost. Maintenance and repairs are charged to expense as incurred whereas major betterments are capitalized. Depreciation is provided using straight-line and accelerated methods over five years.

Fair Value of Financial Instruments

The Company’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, and notes payable. The recorded values of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, and notes payable approximate their fair values based on their short-term nature.

Revenue Recognition

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (“ASU 2014- 09”), which is aimed at creating common revenue recognition guidance for GAAP and the International Financial Reporting Standards (“IFRS”). This new guidance provides a comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue guidance issued by the FASB. ASU 2014-09 also requires both qualitative and quantitative disclosures, including descriptions of performance obligations.

On January 1, 2019, the Company adopted ASU 2014-09 and all related amendments (“ASC 606”) and applied its provisions to all uncompleted contracts using the modified retrospective basis. The application of this new revenue recognition standard resulted in no adjustment to the opening balance of retained earnings.

Performance Obligations

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer has obtained control over the promised good or service. The amount of revenue recognized reflects the consideration of which the Company expects to be entitled in exchange for the promised goods or services.

The following provides detailed information on the recognition of the Company’s revenue from contracts with customers:

Product Sales

The Company is engaged in the development and sale of promotional programs and products. Revenue on the sale of these products is recognized after orders are shipped.

The following table disaggregates the Company’s revenue based on the timing of satisfaction of performance obligations for the nine months ended September 30, 2021:

Performance Obligations Satisfied at a Point in Time	$27,075,116
Performance Obligations Satisfied Over Time	$-
Total Revenue	$27,075,116

Freight

The Company includes freight charges as a component of cost of goods sold.

Uncertainty in Income and Other Taxes

The Company adopted the standards for Accounting for Uncertainty in Income Taxes (income, sales, use, and payroll), which required the Company to report any uncertain tax positions and to adjust its financial statements for the impact thereof. As of September 30, 2021, December 31, 2020 and 2019, the Company determined that it had no tax positions that did not meet the “more likely than not” threshold of being sustained by the applicable tax authority. The Company files tax and information returns in the United States Federal, Massachusetts, and other state jurisdictions. These returns are generally subject to examination by tax authorities for the last three years.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are provided for differences between the basis of assets and liabilities for financial statements and income tax purposes. The Company has historically utilized accelerated tax depreciation to minimize federal income taxes.

Sales Tax

Sales tax collected from customers is recorded as a liability, pending remittance to the taxing jurisdiction. Consequently, sales taxes have been excluded from revenues and costs. The Company remits sales, use, and goods and services taxes to Massachusetts, other state jurisdictions, and Canada, respectively.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Stock-Based Compensation

The Company accounts for stock-based compensation costs under the provisions of ASC 718, Compensation—Stock Compensation, which requires the measurement and recognition of compensation expense related to the fair value of stock-based compensation awards that are ultimately expected to vest. Stock based compensation expense recognized includes the compensation cost for all stock-based payments granted to employees, officers, and directors based on the grant date fair value estimated in accordance with the provisions of ASC 718. ASC 718 is also applied to awards modified, repurchased, or cancelled during the periods reported. Stock-based compensation is recognized as expense over the employee’s requisite vesting period and over the nonemployee’s period of providing goods or services.

Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-02, Leases (Topic 842) and July 2018, the FASB issued ASU 2018-10, Codification Improvements to Topic 842, Leases and ASU 2018-11, Targeted Improvements (collectively “Topic 842”). Topic 842 establishes a new lease model, referred to as the right-of-use model that brings substantially all leases onto the balance sheet. This standard requires lessees to recognize leased assets and lease liabilities on the balance sheet and disclose key information about the leasing arrangements in their financial statements. Leases are classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement. The Company adopted Topic 842 effective on January 1, 2019 using the modified retrospective transition approach that allows a reporting entity to use the effective date as its date of initial application and not restate the comparative periods in the period of adoption when transitioning to the new standard. Consequently, the requisite financial information and disclosures under the new standard are excluded for dates and periods prior to January 1, 2019. In addition, the Company elected to use a number of optional simplification and practical expedients (reliefs) permitted under the transition guidance within the new standard, including allowing the Company to combine fixed lease and non-lease components, apply the short-term lease exception to all leases of one year or less, and utilize the “package of practical expedients”, which permits the Company to not reassess prior accounting conclusions with respect to lease identification, lease classification and initial direct costs under Topic 842. Adoption of this new standard resulted in the recognition of $1,243,549 of operating lease liabilities ($300,822 in current liabilities and $942,728 in long-term liabilities) which represented the present value of the remaining lease payments of $1,343,586, discounted using the Company’s lease discount rate of 3% and $1,243,549 of operating lease right-of-use assets. Refer to Note N to our financial statements for the six months ended June 30, 2021 and June 30, 2020 for the impact to our financial statements as of June 30, 2021.

In January 2017, the FASB issued ASU 2017-04, “Simplifying the Test for Goodwill Impairment.” ASU 2017-04 eliminates the two-step process that required identification of potential impairment and a separate measure of the actual impairment. Goodwill impairment charges, if any, would be determined by the difference between a reporting unit’s carrying value and its fair value (impairment loss is limited to the carrying value). This standard is effective for annual or any interim goodwill impairment tests beginning after December 15, 2019. The Company’s adoption of this standard on January 1, 2020 did not have a material impact on its financial statements.

In August 2018, the FASB issued ASU 2018-15, “Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract.” The update aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The update also requires an entity to expense the capitalized implementation costs of a hosting arrangement over the term of the hosting arrangement. This update is effective for fiscal years beginning after December 15, 2019 and may be applied prospectively or retrospectively. On January 1, 2020, the Company adopted this standard on a prospective basis. The Company’s adoption of this standard did not have a material impact on its financial statements.

Recently Issued Accounting Pronouncements Not Yet Adopted

In December 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting of Income Taxes”, which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. This update is effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The Company’s adoption of this standard is not expected to have a material impact on its financial statements.

CORPORATE HISTORY AND STRUCTURE

Our company was incorporated in the State of Massachusetts on November 17, 1995 under the name “Strän & Company, Inc.” We also use the registered trade name “Stran Promotional Solutions”.

On September 26, 2020, we acquired certain assets including the customer account managers and customer base of the Wildman Imprints division of WBG.

On May 24, 2021, we changed our state of incorporation to the State of Nevada by merging into Stran & Company, Inc., a Nevada corporation, and changed the spelling of our name to “Stran & Company, Inc.” On the same date, our authorized capital stock changed from 200,000 shares of common stock, $0.01 par value, to 350,000,000 shares, consisting of 300,000,000 shares of common stock, par value $0.0001 per share, and 50,000,000 shares of “blank check” preferred stock, par value $0.0001 per share. At the same time, we also completed a 100,000-for-1 forward stock split of our outstanding common stock through the merger by issuing 100,000 shares of our common stock for each previously outstanding share of common stock of our predecessor Massachusetts company. As a result of this stock split, our issued and outstanding common stock increased from 100 shares to 10,000,000 shares, all of which were then held by our Executive Chairman, Andrew Stranberg.

Following our reincorporation in Nevada, on May 24, 2021, Mr. Stranberg was our sole stockholder then holding a total of 10,000,000 shares of our common stock.  On the date of the reincorporation transaction, Mr. Stranberg transferred 3,400,000 shares of common stock to Andrew Shape, our Chief Executive Officer and President and one of our directors, and 800,000 shares of common stock to Randolph Birney, our Executive Vice President.  The shares were transferred to each of Mr. Shape and Mr. Birney pursuant to stock purchase agreements. The transfers to Mr. Shape and Mr. Birney were agreed to be paid at a price per share that is equal to $0.1985 per share, being the price of our shares as of December 31, 2020 determined through an independent valuation of the Company dated April 27, 2021, in accordance with Section 409A of the Internal Revenue Code of 1986, as amended. Each of Messrs. Shape and Birney paid the purchase price for the shares to Mr. Stranberg through the delivery to Mr. Stranberg of a promissory note. Each of the promissory notes provides for 2% simple annual interest, and principal and accrued interest must be repaid by the note’s third anniversary. Each note grants a security interest to Mr. Stranberg in the transferred stock as to the repayment obligations under the note.

The stock purchase agreements between Mr. Stranberg and Messrs. Shape and Birney provide that the stock is also subject to a lockup provision providing that one-half of the purchased shares may not be sold until the second anniversary of the date of the stock purchase agreement; provided, however, that such restriction on transfer will expire at a rate of 1/48th of the shares subject to the restriction per month over such two-year period.

Following the reincorporation in Nevada, on May 24, 2021, Mr. Stranberg also transferred 700,000 shares of common stock to Theseus Capital Ltd. (“Theseus”), pursuant to a stock purchase agreement. Pursuant to a different arrangement with Mr. Stranberg from Mr. Shape and Mr. Birney’s, Theseus paid Mr. Stranberg a nominal cash purchase price of $100 for its stock. Theseus does not have any relationship with the Company other than as a shareholder after the transfer by Mr. Stranberg, and its payment for Mr. Stranberg’s stock was made to Mr. Stranberg and not to the Company. Theseus executed an irrevocable proxy providing that Mr. Stranberg may vote and exercise all voting and related rights with respect to the shares. The irrevocable proxy will automatically terminate with respect to any shares that Theseus sells in a transaction or series of transactions on any national securities exchange or other trading market on which the shares then trade. Theseus Capital Ltd. subsequently transferred 200,000 shares to another investor with the consent of the Company, the representative and Mr. Stranberg. The shares held by each of Messrs. Shape and Birney and Theseus are subject to certain lockup conditions.

On November 12, 2021, we closed our initial public offering of 4,987,951 units, each unit consisting of one share of common stock and a warrant to purchase one share of common stock at the initial public offering price of $4.15 per unit. Each whole share exercisable pursuant to the warrants has an initial exercise price per share at $5.1875, equal to 125% of the initial public offering price. Due to our subsequent private placement of common stock and common stock purchase warrants at a purchase price of $4.97 for one share and 1.25 warrants combined, after attributing a warrant value of $0.125, the exercise price per share of the initial public offering warrants was reduced to $4.81375 as of December 10, 2021. The warrants are immediately exercisable and will expire on the fifth anniversary of the original issuance date. The units were not certificated. The shares of common stock and related warrants were immediately separable and were issued separately, though they were issued and purchased together as a unit in the offering. On November 12, 2021, we also issued warrants to purchase 149,639 shares of common stock to the designees of the representative of the underwriters in the offering. The representative’s warrants are exercisable at an initial per share exercise price of $5.1875. The representative’s warrants are exercisable at any time and from time to time, in whole or in part, during the four-and-a-half-year period commencing six months after its issuance.

On December 10, 2021, we completed a private placement with several investors, wherein a total of 4,371,926 shares of common stock were issued at a purchase price of $4.97 per share, with each investor also receiving a warrant to purchase up to a number of shares of common stock equal to 125% of the number of shares of common stock purchased by such investor in the private placement, or a total of 5,464,903 shares, at an exercise price of $4.97 per share, for a total purchase price of approximately $21.7 million. The warrants are immediately exercisable on the date of issuance, expire five years from the date of issuance and have certain downward pricing adjustment mechanisms, including with respect to any subsequent equity sale that is deemed a dilutive issuance, in which case the warrants will be subject to a floor price of $4.80 per share before shareholder approval is obtained, and after shareholder approval is obtained, such floor price will be reduced to $1.00 per share, as set forth in the warrants. We engaged the representative as our placement agent for the private placement pursuant to a Placement Agency Agreement, or the PAA, dated as of December 8, 2021. Pursuant to the PAA, we agreed, among other things, to issue the representative’s designees warrants to purchase an aggregate of 131,158 shares of common stock, which is equal to 3.0% of the total number of shares issued in the private placement, at an exercise price of $4.97 per share.

As of the date of this prospectus, we have no subsidiaries.

Our principal executive offices are located at 2 Heritage Drive, Suite 600, Quincy, MA 02171 and our telephone number is 800-833-3309. We maintain a website at https://www.stran.com/. Information available on our website is not incorporated by reference in and is not deemed a part of this prospectus. Our fiscal year ends December 31.  Neither we nor any of our predecessors have been in bankruptcy, receivership or any similar proceeding.

BUSINESS

Overview

We are an outsourced marketing solutions provider, working closely with our customers to develop sophisticated marketing programs that leverage our promotional products and loyalty incentive expertise. It is our mission to develop long term relationships with our customers, enabling them to connect with both their customers and employees in order to build lasting brand loyalty.

We purchase products and branding through various third-party manufacturers and decorators and resell the finished goods to customers. In addition to selling branded products, we offer our clients:

●	custom sourcing capabilities;

●	a flexible and customizable e-commerce solution for

●	promoting branded merchandise and other promotional products;

●	managing promotional loyalty and incentives, print collateral, and event assets;

●	order and inventory management; and

●	designing and hosting online retail popup shops, fixed public retail online stores, and online business-to business service offerings;

●	creative and merchandising services;

●	warehousing/fulfillment and distribution;

●	print-on-demand, kitting, and point of sale displays; and

●	loyalty and incentive programs.

These valuable services, as well as the deep level of commitment we have to the business operations of our customers, have resulted in a strong and stable position within the industry.

We specialize in managing complex promotional marketing programs to help recognize the value of promotional products and branded merchandise as a tool to drive awareness, build brands and impact sales. This form of advertising is very powerful and impactful and particularly effective at building brand loyalty because it typically uses products that are considered useful and appreciated by recipients and are retained and used or seen repeatedly, repeating the imprinted message many times without adding cost to the advertiser. We have built the tools, processes, relationships and the blueprint to maximize the potential of these products and deliver the most value to our customers.

For over 25 years we have grown into a leader in the promotional products industry, ranking 18th overall and tied for 7th fastest-growing in the United States on Print+Promo’s 2020 Top 50 Distributors list, and 32nd from over 40,000 businesses based on ASI’s Counselor magazine 2021 Top 40 Distributors list. Since our first year of operations in 1995, our annual revenues have gradually grown from approximately $240,000 to over $37.7 million in 2020, a compound annual growth rate of approximately 22%, and between 2017 and 2020, our revenues grew at a compound annual growth rate of approximately 24%. During 2017 through 2020, we had consistent gross margins of approximately 30%, and processed over 25,000 customer orders per year.

Our 2019 and 2020 revenues and gross margins include non-recurring revenues representing 16.54% and 27.12% of our overall revenues for 2019 and 2020, respectively, as a subcontractor for the 2020 U.S. Census. The customer that engaged us in this regard will not renew their engagement with us due to the U.S. Census only occurring once every ten years. As a result, these non-recurring revenue increases are not expected to recur in fiscal year 2021 or beyond and do not represent our long-term growth expectations.

As of September 30, 2021, we had total assets of $16.9  million with total shareholder equity of $1.9 million.

We serve a highly diversified customer base across many industry verticals including pharmaceutical and healthcare, manufacturing, technology, finance, construction and consumer goods. Many of our customers are household names and include some of the largest corporations in the world.

Our sales declined 4.9% year-over-year in the first nine months of 2021 compared to the first nine months of 2020, which we believe was due to the completion of the U.S. Census program in 2020, market saturation of personal protective equipment in 2021, a lack of in-person events, and businesses still not being fully reopened throughout 2021 as a result of the COVID-19 pandemic. Nevertheless, we expect going forward that pent-up demand from more widespread immunity to the COVID-19 virus and societal reopening will help compensate for lower sales in prior periods. For further discussion, see “COVID-19 Pandemic” below.

Our headquarters are located at Quincy, Massachusetts, with remote offices located in Fairfield, Connecticut and Warsaw, Indiana. In addition, we have sales representatives in 12 additional locations across the United States and a network of service providers in the United States and abroad, including factories, decorators, printers, logistics firms, and warehouses.

Our Industry

Overview of Promotional Products Market

The promotional products industry is large yet highly-fragmented, with thousands of smaller participants and indications of a lack of market power in any one firm or group of firms. The industry has generally experienced growth as businesses continuously invest in sophisticated marketing campaigns involving multiple types of advertising. Promotional products are items used to promote a product, service or company program including advertising specialties, premiums, incentives, business gifts, awards, prizes, commemoratives and other imprinted or decorated items. They are usually given away by companies to consumers or employees. The largest promotional products trade organizations are the Advertising Specialty Institute (ASI) and Promotional Products Association International (PPAI).

U.S. Promotional Products is a Large and Growing Market

According to the ASI, the U.S. market for promotional products exceeded $25 billion in 2019 and includes over 40,000 businesses. It has grown at an annual compound growth rate of 4.96% from 2009 to 2019.

*	https://www.asicentral.com/news/web-exclusive/july-2020/state-of-the-industry-2020/

Moreover, the promotional products market is only one segment of a total addressable market of possibly up to $384 billion based on the size of the product packaging market ($180 billion as of 2019, according to Statista, a leading provider of market and consumer data); the loyalty incentive programs market ($90 billion annually according to the Incentive Marketing Association, the umbrella organization for suppliers in the incentive marketplace); the printing market ($75 billion as of 2021, according to IBISWorld, an industry research provider); and the tradeshow market ($17 billion projected for 2021, according to MarketingCharts.com, a provider of marketing data, graphics, and analyses).

We believe that U.S. promotional products spending was significantly impacted by the COVID-19 pandemic. According to ASI, promotional product distributor sales decreased about 20% in 2020 to $20.7 billion by the end of 2020. During the second quarter of 2021, distributors’ sales increased, on average, by 27.3% compared to the second quarter of 2020, according to ASI. In addition, 77% of distributors expect 2021 sales to exceed 2020 sales, and nearly half (48%) of distributors expect 2021 sales to match or exceed their performance in 2019, according to ASI.

The Promotional Products Industry Is Resilient To Other Forms of Advertising

The promotional products industry is relatively insulated from other forms of advertising such as television and digital advertising. Although promotional products compete for space within an advertising budget with other forms of advertising, particularly online advertising, they offer distinct benefits, particularly due to their physical nature, which may help distributors and suppliers continue to sell these products and related services despite these budgetary pressures. Data shows that promotional products are more effective in generating brand recognition and sales than other forms of advertising, including television and online advertisements. These factors help shield established industry firms like ours from the technological and competitive disruption experienced by other types of media advertisers.

The Promotional Products Industry is Highly Fragmented

The promotional products industry is also highly fragmented. The industry includes over 40,000 firms. As of 2019 the firm with the greatest percentage of industry sales generated $839 million revenues but made up less than 3.3% of the promotional products market. As a group, the top 50 distributors had less than 24% market share as of 2019, based on the total sales of approximately $6.8 billion of the top 50 distributors according to Promo Marketing’s 2020 Top Distributors report and the total promotional products industry value of $25.8 billion according to ASI for 2019.

Unlike our company, which provides comprehensive solutions to complex promotional and branding challenges, we view most of our competitors as generally falling into one of the five categories below:

●	Online e-tailer. Heavy reliance on marketing and online advertising to sell directly to businesses, offering little or no strategic support or program infrastructure.

●	Franchise Model. Consists of many smaller firms or independent representatives without a consistent strategic vision. They do not offer consistent pricing and have fragmented service capabilities.

●	Large and Inflexible. Focus on large enterprise customers, struggling to serve the needs of smaller spend opportunities (less than $3 million annually). They tend to lack in delivering a high level of service and are limited in their ability to react to changes in the market.

●	Non-Core Offering. Offer promotional merchandise as an add-on to their core business or have grown through acquisition without any unification strategy.

●	Small Mom-and-Pop. Little or no infrastructure or executive oversight. Do not have the financial backing, technology, or infrastructure to support growth or ability to execute comprehensive marketing programs or large opportunities.

Promotional Products are a High-impact, Cost-effective Advertising Medium

Because promotional products are useful and appreciated by recipients, they are retained and used, repeating the imprinted message many times without added cost to the advertiser. ASI’s Global Ad Impressions Study, 2020 Edition, reported:

●	Promotional products are the most highly regarded form of advertising, more than newspapers, radio, magazine, television, Internet, or mobile ads.

●	Up to 85% of promotional products recipients remember the advertiser worldwide. Recall is highest for apparel items, as 85% recall the advertiser that gave them a shirt or hat.

●	40% of consumers who own promotional products report that they have kept some for more than 10 years, suggesting that businesses using promotional products may generate long-term revenues and other valuable goodwill from them.

●	Nearly one-quarter (23%) of consumers reported that they purchased a promotional product in the last year, showing one way that promotional products can be cost-effective advertising tools.

In 2018, PPAI reported that promotional products are the most impactful form of advertising across all generations. Whereas reportedly less than 55% of consumers read or watch an entire advertisement online, in an email, on television, in the mail, in a magazine, or on the radio, over 80% of consumers retain promotional products. Moreover, promotional products have been ranked the most effective form of advertising across all generations, outranking even television, online, print, and mobile forms. A 2019 PPAI report revealed additional statistics reflecting the significant impact of promotional products on consumers:

●	96% of consumers like to know ahead of time when companies offer promotional products.

●	Eight out of ten consumers enjoy receiving promotional products.

●	Seven in ten consumers would like to receive promotional products more often.

●	79% of consumers, including over a third of Millennials and 20% of Generation Z consumers, pass on promotional products that they no longer want, increasing their potential reach and effectiveness.

Nearly all consumers say they would go out of their way to receive promotional products.

As of 2016, PPAI reported that, overall, buyers consider promotional products mostly or always effective in achieving marketing goals. They generally consider promotional products more effective than social media and nearly as effective as all other media. Data indicates that the majority of buyers do have a budget set aside for promotional products. However, for more than 72% the allocation is less than 20% of their marketing advertising budget. When asked what their plans were for promotional products spend over the next 12 months, only 3% projected a decrease in product purchases. This data suggests that the potential for promotional products’ market growth is significant.

The COVID-19 Pandemic’s Effects on the Promotional Products Industry

As in many other industries, we believe that the COVID-19 pandemic has weakened many promotional products distributors and their suppliers. According to ASI’s 2020 State of the Industry report, the promotional industry was projected to experience a 34.9% decrease in sales for 2020, and over a quarter of distributors and suppliers expected their revenue to fall by at least 50% in 2020. But at the same time, Promo Marketing’s 2020 Top Distributors report, which ranked the top 50 distributors, found that 44 (88%) grew sales over the prior year. That compares favorably to its 2019 report, which ranked the top 65 distributors, where 50 (77%) grew sales. In terms of the top five vertical markets, the most opportunities for Promo Marketing’s 2020 Top Distributors were those in Health Care (listed 27 times), Financial (listed 21 times), Tech (listed 17 times), Manufacturing (listed 16 times), and Retail (listed 14 times). A recent forecast from global advertising corporation WPP plc’s ad-buying unit GroupM found that there appears to be a “K-shaped” recovery for the advertising industry as well as the overall U.S. economy. The “K” shape indicates a quick rebound for some marketers and a continued downward trajectory for others. For example, e-commerce and advanced digital services such as telehealth and remote learning have exploded during the COVID-19 pandemic. On the other hand, restaurants, bars, travel, entertainment and nonessential businesses have all suffered. Overall, those dependent on traditional media including radio, newspapers and outdoor advertising, and those whose clients were largely nonessential services such as restaurants, bars, travel, entertainment have all suffered. On the other hand, demand for e-commerce and advanced digital services such as telehealth and remote learning, and home refinancings and the banking industry in general, have massively accelerated and saw record volumes during the COVID-19 pandemic.

In this economic environment, as of July 2020 ASI reported that the largest distributors in the industry have been increasingly grabbing market share. In ASI’s report, prominent industry executives went on record to say that they expected the trend to continue as weakened firms become prime acquisition targets. Many top distributors have also been able to pivot their supplier orders to take advantage of the recent trends away from live events and gatherings and towards digital promotions, personal protective equipment, and delivery services. As a result, distributors with strong balance sheets, flexibility to meet changing customer demands, and the drive to grow through strategic acquisitions have the greatest prospects to thrive despite the pandemic’s challenges.

The COVID-19 Pandemic’s Effects on Our Business

We believe that the COVID-19 pandemic has impacted Stran’s operational and financial performance. Although our sales and net earnings increased by 24.5% and 164.0%, respectively, from 2019 to 2020, the short-term effects from the COVID-19 pandemic on our industry were reflected in our results of operations for the first six months of 2021. Our 2019 and 2020 revenues include non-recurring revenues representing 16.54% and 27.12% of our overall revenues for 2019 and 2020, respectively, as a subcontractor for the 2020 U.S. Census. Sales from the U.S. Census program increased $5.5 million, or 110.3%, from $5.0 million for the year ended December 31, 2019 to $10.5 million for the year ended December 31, 2020. Investors may not rely on these results as indicative of future revenue growth, as discussed further under “Risk Factors - Risks Related to Our Business and Industry - There is a risk of dependence on one or a group of customers or market expectations of unsustainable growth.” Moreover, our sales declined 4.9% year-over-year during the first nine months of 2021 compared to the same period of the prior year. The decrease was primarily due to the completion of the U.S. Census program in 2020, market saturation of personal protective equipment in 2021, a lack of in-person events, and businesses still not being fully reopened throughout 2021 as a result of the COVID-19 pandemic. The U.S. Census program contributed $10.1 million of sales, or 35.5% of total sales, for the nine months ended September 30, 2020 compared to less than $2,000 of sales, or 0.0% of total sales, for the nine months ended September 30, 2021. Additionally, sales of personal protective equipment totaled $3.7 million for the nine months ended September 30, 2020 compared to less than $200,000 for the nine months ended September 30, 2021. As has been typical for other firms in the promotional products industry, from March 2020 and into 2021 operational and supply chain disruptions combined with decreased demand for promotional products caused sharp reductions in sales opportunities. We believe that relevant factors included businesses not being fully opened, a lack of in-person events, and decreased marketing budgets leading to decreased demand for promotional products and services such as ours. Although we were able to capitalize on the demand for personal protective equipment such as masks, hand sanitizer, and gowns, these sales are not expected to fully offset the overall decreased demand for promotional products.

We have responded to the challenges resulting from the COVID-19 pandemic by developing a clear company-wide strategy and sticking to our hardworking culture and core value of delivering creative merchandise solutions that effectively promote brands. We continue to focus on our core group of customers while providing additional value-added services, including our e-commerce platform for order processing, warehousing and fulfillment functions, and propose alternative product offerings based on their unique needs. We also continue to solicit and market ourselves to long-term prospects that have shown interest in Stran. We have remained committed to being a high-touch customer-focused company that provides our customers with more than just products. Below are some of the specific ways we have responded to the current pandemic:

●	Adhered to all state and federal social distancing requirements while prioritizing health and safety for our employees. We allow team members to work remotely, allowing us to continue providing uninterrupted sales and service to our customers throughout the year.

●	Emphasized and established cost savings initiatives, cost control processes, and cash conservation to preserve liquidity.

●	Explored acquisition opportunities and executed the acquisition of the customer base of Wildman Imprints with historical revenue exceeding $10 million annually.

●	Retained key customers through constant communication, making proactive product or program suggestions, driving program efficiencies, and delivering value-added solutions to help them market themselves more effectively.

●	Concentrated and succeeded in earning business from clients in specific verticals that have spent more during the pandemic including customers in the entertainment, beverage, retail, consumer packaged goods, and cannabis industries.

●	Retained key employees by continuing to provide them with competitive compensation and the tools required to be successful in their jobs.

●	Successfully applied for and received PPP loans and government assistance.

●	Refocused our marketing activities on more client-specific revenue generating activities that reduced spend while remaining effective.

We believe that we have seen encouraging signs of recovery from the effects of the COVID-19 pandemic. There has been a significant increase in the amount of requests for proposal and other customer inquiries beginning in the first quarter of 2021, which leads us to believe that companies are starting to prepare to spend at previous or increased levels. We expect going forward that pent-up demand from more widespread immunity to the COVID-19 virus and societal reopening will help compensate for lower sales in prior periods.

For a further discussion of the impact of the COVID-19 pandemic on our business, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Impact of COVID-19 Pandemic”.

Competitive Strengths

We believe our key competitive strengths include:

●	Superior and Distinctive Technology. We have invested in sophisticated, efficient ordering and logistics technology that provides order processing, warehousing and fulfillment functions. We continue to invest in our technology infrastructure, including many customized solutions developed on Adobe Inc.’s open-source e-commerce platform, Magento. We have also invested in a new Enterprise Resource Planning (ERP) system, Oracle’s NetSuite, which will consolidate the process of gathering and organizing business data of our company through an integrated software suite, and is expected to be implemented by the first half of 2022.

●	Leading Market Position. Our over 25 years’ history and size make us a leader in the U.S. promotional products industry. We believe that the key benefits of our scale include an ability to efficiently implement large and intensive programs; an ability to invest in sales tools and technologies to support our customers; and operating efficiencies from our scalable infrastructure. We believe our market position and scale enhances our ability to increase sales to existing customers, attract new customers and enter into new markets.

●	Extensive Network. We have developed a deep network of collaborator factories, decorators, printers, and warehouses around the globe. This network helps us find the right solution to meet our customer’s needs, whether they are financial, timing, geographic, or brand goals. This model provides the flexibility to proactively manage our customers’ promotional needs efficiently. As a result, we believe that we have an excellent reputation with our customers for providing a high level of prompt customer service.

●	Customer-Centric Approach. Our customer-centric approach is what has fueled our growth since our inception and our early adoption of technology to solve challenges for our clients set us apart in our early growth. We strive to understand the goals and challenges that our customers face, building unique solutions and seeing each campaign through to completion as an extension of their team.

●	Diversified Customer Base. We sell our products to over 2,000 active customers and over 30 Fortune 500 companies, including long-standing programs with recurring revenue coming from well recognized brands and companies. During 2019-2020, we were engaged by a Washington, D.C.-based advertising and marketing company leading a nationwide awareness-generating initiative for the 2020 U.S. Census. During this period, this contract represented approximately 16.54% and 27.12% of our overall revenues for 2019 and 2020, respectively. This customer will not renew their engagement with us due to the U.S. Census only occurring once every ten years. As a result, these non-recurring revenue increases are not expected to recur in fiscal year 2021 or beyond and do not represent our long-term growth expectations. Other than this one-time customer, our largest customer accounted for 10.1% of overall revenue during 2020. Our top 10 customers in 2020, including the 2020 U.S. Census program customer, consisted of 56.85% of revenue. Excluding the 2020 U.S. Census program customer, our top 10 customers consisted of 31.20% of revenue. Our customers span many industries, including pharmaceutical and healthcare, manufacturing, technology, finance, construction and consumer goods.

●	Experienced Senior Management Team. Our senior management team, led by our co-founder and Chief Executive Officer, Andrew Shape, is comprised of seasoned industry professionals and veterans of our company. Our senior management has an average of over 20 years of experience in the promotional products industry.

●	Asset Acquisition Experience. In September 2020, we acquired all of the customers of the promotional products business Wildman Imprints in an asset purchase. In 2019, that business recorded over $10 million in revenue. We continue to explore and pursue additional acquisition opportunities that are appropriate. Please see “Growth Strategies – Selectively Pursue Acquisitions” below for a discussion of our asset acquisition experience and strategy.

Growth Strategies

The key elements of our strategy to grow our business include:

●	Selectively Pursue Acquisitions. We believe that we are well-suited to capitalize on opportunities to acquire businesses with key customer relationships or have other value-added products or services that complement our current offerings. Our acquisition strategy consists of increasing our share in existing markets, adding a presence in new or complementary regions, utilizing our scale to realize cost savings, and acquiring businesses offering synergistic services such as printing, packaging, point of sale (POS) displays, loyalty and incentive program management, and decoration, or offering additional differentiators. In September 2020, we acquired all the customer account managers and customer accounts of the promotional products business Wildman Imprints in Warsaw, Indiana. As a result, we gained approximately over 1,400 customer accounts, including over 120 customer programs with higher repeat-business potential; inventory worth approximately $650,000 with a majority covered by contractual customer purchase guarantees; and additional revenues of over $10 million as of 2019. This allowed us to extend our geographical reach into the Midwest and further diversify our customer base. We believe that this experience will help us to pursue suitable acquisition opportunities in the future and integrate them successfully.

Consistent with this strategy, we continue to evaluate potential acquisition targets (although no such acquisition target has yet been identified), particularly with the following attributes:

●	Geographic balance, with a focus on acquiring a company in the branded merchandise space based in the Western United States (including Texas, California, Colorado, Oregon, or Washington state) in the $5-10 million revenue range;

●	Smaller promotional companies in the $2-5 million revenue range who lack the programmatic capabilities but have a minimum of 30% gross margins and comparable or improved profitability; and

●	Businesses with complimentary offerings to increase Stran’s portfolio of services and depth of expertise in these additional industries: Packaging; Loyalty & Incentive; Decorators (for screen printer, embroidery, direct-to-garment, rub-on transfers, etc.); and Event/Tradeshow Services.

●	Innovate and Invest in Technology. During 2020, we continued to invest in upgrades to our platform for customers’ promotional e-commerce objectives, including customizable and scalable features, developed on Adobe Inc.’s open-source e-commerce platform, Magento. We have also invested in a new Enterprise Resource Planning (ERP) system on Oracle’s NetSuite platform which will consolidate the process of gathering and organizing business data of our company through an integrated software suite, which is expected to be implemented by the first half of 2022. We believe that it is necessary to continue focusing on the buildout of our technology offerings in order to meet the evolving needs of our customers. Additionally, our strong technology platform will support our acquisition strategy to integrate acquired businesses into our existing platforms. We intend to continue making significant investments in research and development and hiring top technical talent.

●	New Client Development. Our sales teams are tasked with continuously growing their books of business by nurturing existing business relationships while actively seeking new opportunities with new customers. We will continue to promote and ask for referrals from satisfied customers who often refer us to other potential clients. We continuously seek to build our sales forces through hiring of experienced individuals with established books of business as well as hiring less experienced individuals that we hope to develop into productive sales reps. As we continue to grow, we are hiring sales reps in different geographies across the U.S. that further diversifies our customer base and attracts new customers. Currently we have employees or sales reps located in offices or remotely Massachusetts, Indiana, Connecticut, New York, New Jersey, Pennsylvania, Florida, South Carolina, Tennessee, and Illinois. In addition to direct sales and marketing efforts, we will continue to build sales and marketing campaigns to promote Stran, including social media, SEO, HubSpot Inbound Marketing, and other alternative platforms. We also plan to continue to identify and exhibit at appropriate tradeshows, conferences, and events where we have had success.

●	Develop and Penetrate Customer Base. We plan to further expand and leverage our sales force and broad product and service offering to upsell and cross-sell to both develop new clients and further penetrate our existing customer base. Many of our services work together and build on each other to offer greater control and consistency of our customers’ brands as well as improved efficiency and ease of use for their team. Our goal is to become an extension of our customers’ team and to support their organizations in using physically branded products in the most effective means possible. For example, we can offer a one-stop solution for all tradeshow and event asset management objectives. From pre-show mailings to special event uniforms, we can help design as well as produce and manage all tradeshow materials and processes from start to finish. With multiple warehouses strategically located throughout the United States, we offer logistics solutions and expertise to effectively fulfill customers’ events needs across the country. The internal inventory-management version of our e-Commerce platform provides the ability to manage not only a customer’s assets for its booth or event setup, but also its literature, giveaways, uniforms, and more. We will ship out all assets with return labels for post-show logistics and establish standard operating procedures for every asset to be returned back into inventory.

Other strategies that we plan to implement to expand our customer base with expanded sales staff and technology resources include:

●	Convert Transactional Customers to Programs. The majority of our revenue is derived from program business, although only a small percentage of our customers are considered programmatic. For the years 2019 and 2020, program clients accounted for 70.2% and 77.6% of total revenue, respectively. For the nine months ended September 30, 2020 and 2021, program clients accounted for 77.8% and 76.6% of total revenue, respectively. Less than 350 of our more than 2,000 active customers are considered to be program clients. With a larger sales force and other resources, we believe we can convert more of our customer base from transactional customers into program clients with much greater revenue potential. We define transactional customers as customers that place an order with us and do not have an agreement with us covering ongoing branding requirements. We define program clients as clients that have a contractual obligation for specific ongoing branding needs. Program offerings include ongoing inventory, use of technology platform, warehousing, creative services, and additional client support. Those program customers are geared towards longer-lasting relationships that helps secure recurring revenue well into the future.

●	Strengthen Marketing and Social Media Outreach. We plan to expand sales and marketing tools and campaigns to promote the Company, including social media platforms such as Instagram, and other alternative marketing platforms.

●	SEO and Inbound Marketing. We plan to enhance our SEO tools to increase web traffic to our website and use of HubSpot Inbound Marketing and similar tools to deliver content and data to drive interest in Stran.

●	Tradeshows and Events. We plan to increase our exhibitor presence at appropriate shows and events such as ProcureCon, the National Beer Wholesalers Association (NBWA)’s Annual Convention and Trade Show, and EXHIBITOR LIVE.

●	Extend Relationships. We plan to identify and approach more print, fulfillment, and agency collaborators to sell into their customer base.

●	Referrals. We believe we will generate more customer referrals by offering an enhanced loyalty and customer incentive program.

Products and Services

Overview

Since our inception over 25 years ago, we have provided clients with marketing services that help drive sales, and make an impact using custom-branded merchandise, commercial print, loyalty and incentive programs, packaging and point of sale solutions while providing a technology solution to deliver these products and services efficiently via our warehouse and fulfillment system.

Our value to our customers is to be an extension of their own teams. We work to understand the different business and marketing goals of each customer and provide solutions that incorporate technology, human capital, and physical branded goods to solve their business challenges. This model of outsourced combined marketing and program-management services is unique in the promotional products industry, which is dominated by online e-tailers, franchisees, and mom-and-pop businesses. To achieve this value, we have built the internal resources, knowledge, and processes to support our clients with more than just commodity items.

We are both program managers and creative marketers, having developed multiple teams within our organization to specialize and focus our efforts on supporting customers with the specific support that they need:

●	Operations and e-commerce teams create custom tailored technology solutions that enable our clients to view, manage and distribute branded merchandise to their appropriate audience in an efficient and cost-effective manner.

●	Account teams work with client stakeholders to understand goals, objectives, marketing and human-resources initiatives, and the ongoing management of the account.

●	In-house creative agency and product merchandising teams support the account team to provide unique and custom product ideas along with additional design services such as billboards, annual reports, and digital ad assets.

●	Merchandising team as well as members of our account teams attend trade shows domestically and internationally across a variety of markets, allowing us to provide a diverse assortment of product offerings to our clients.

●	Technology and program teams offer technology solutions to help efficiently manage the order process, view products and inventory available, distribute products in the most cost-effective manner, and provide reports and metrics on the activity of the account.

We work closely with industrial designers of several of our key collaborators to understand the research and trends that are influencing product development in the six- to 18-month window ensuring that our team is up-to-date on trends in the industry.

Promotional Product Programs

We run complex corporate promotional marketing programs for clients across many different industry verticals. Most of our clients take advantage of all the services we provide; however, at the core of every program are the promotional products themselves. Our team works diligently to stay on point with the current trends so our clients’ branded products are relevant. We distribute a wide variety of promotional products to our customers, with the most popular promotional products including wearables, writing utensils, drinkware, technology and events-related products.

Loyalty and Incentives Programs

We build custom solutions for customers looking to drive either customer or employee behavior. We help our customers build a customer loyalty program or an employee incentive program that meets each customer’s specific needs. Our solutions can include gamification tools, social media integration, and a points-based plan that rewards clients’ users with a combination of physical products, digital rewards, gift cards, and experiential rewards nurturing loyalty to their brand. For example, we worked closely with a global producer of vaccines and medicines for animals, to design and implement a two-tier incentive program in which, on one tier, veterinarians were incentivized to purchase from our customer through providing them with promotional branded products, and, on a second tier, a loyalty points program featuring prepaid debit card rewards for end-user pet owners who buy their products.

In developing our loyalty and incentive offering Stran has taken a similar approach as we have in other areas of our business. Instead of developing our own internal solutions organically, we have sought out relationships with businesses with a variety of offerings that meet the very different needs of each of our customers. In some small cases where a client is looking for a very simple solution, we may make use of our existing e-commerce platform developed with Adobe Inc.’s open-source, Magento software, and suppliers from within the promotional products industry. In other cases where the customer is looking for a more well-developed incentive program that incorporates both an incentive structure and a rewards offering, Stran has contracted with Carlton One Engagement Corporation, or CarltonOne, a large provider of Internet-based employee reward management platforms. CarltonOne’s technology solutions are robust and constantly evolving to meet the changing needs of incentive users. Their model is to collaborate with value-added resellers like Stran who bring addition resources, knowledge and skill sets to create custom solutions.

Under our agreement with CarltonOne, dated as of January 20, 2021, we are an authorized reseller of CarletonOne’s brands of software-as-a-solution, or SaaS, employee loyalty and incentive programs to our customers. As an authorized reseller, CarltonOne will offer exclusive rights to any contracted clients but will not prevent other authorized resellers from calling on any protected customers. We will receive commissions from CarletonOne for any customers that we successfully sign up for CarletonOne’s SaaS services. The agreement is for two years and renews for consecutive one-year periods unless terminated in writing by either party. The commission percentage is generally 25%.

Packaging and Point of Sale

Presentation makes all the difference. Clever and custom packaging point of sale, or POS displays are essentials for elevating brand awareness and critical for driving sales. From packaging of corporate merchandise and promotional products to developing custom POS displays, clients come to us when they want to stand out and show the quality that their brands offer. We produce custom packaging and POS projects domestically as well as overseas for larger-run custom programs for many of our clients.

Commercial and Digital Printing

Printed informational materials used for marketing, or marketing collateral, such as business cards and brochures, are an essential component to effectively conveying information and marketing messages, and arguably all businesses use some form of marketing collateral. When a customer needs print collateral, our digital print-on-demand options route their orders through our technology platform and to our network of commercial printers to ensure that our customers can print each piece of collateral in the most effective and efficient manner. By offering print management with our promotional branded merchandise solutions, we help our customers create impactful presentations and mailings through the most efficient processes.

Warehouse and Fulfillment

We offer a global solution for warehousing and fulfillment through a network of fulfillment providers including a nearly ten-year relationship with industry leader Harte Hanks. These long-standing, strategic relationships provide our clients with process-driven fulfillment solutions that are scalable to meet client needs including real-time inventory reporting, climate-controlled facilities, high-value product security, storage, digital print-on-demand, and direct-mail solutions. Our custom front-end technology solution is directly integrated with the warehouse management software of our strategic global warehouse collaborators.

Technology

Our custom-developed e-commerce Magento platform allows our customers to manage all facets of their marketing program, linking branded merchandise, print, event assets, customer relationship management, or CRM, loyalty and incentives in a single solution. Our platform creates cost savings, increasing market efficiencies and brand consistency. With real-time accessibility to the necessary data to operate a complex demanding marketing program including hierarchy user profile groups, multi-lingual, multi-currency, multi-checkout methods and integration into any ERP (SAP, ORACLE, WORKDAY etc.). Our on-demand mobile reporting dashboard capabilities allows the ability for self-service access within our systems empowering clients with raw data to make informative decisions for their program.

Human Capital and Culture

We are more than an efficient distributor or supplier, and we offer our customers more than just products. We help them achieve their marketing and business goals using branded merchandise supported with technology, logistics, creative services, and account support. In order to provide all of these value-added services, we must leverage and cultivate the talent of our employees.

As an organization we encourage our team to engage with professional development opportunities. These opportunities include online courses, webinars, training sessions, and participation in various networking and professional development groups. As such we currently have a member of our team who serves on the board of directors for NEPPA (New England Promotional Products Association), a regional trade association, as well as another employee who is the current Board President of SAAGNY (Specialty Advertising Association of Greater New York), another regional trade association. Empowering our team to grow their own careers helps ensure that we are more knowledgeable, experienced, and engaged.

Pricing

As a large and growing firm with over 500 suppliers and due to our membership in Facilisgroup, Stran has the purchasing power to receive advantageous pricing, helping us with price-sensitive bids. Facilisgroup is a buying group of fewer than 1% of distributors in the industry and processed over $1 billion of sales in 2020. Pursuant to our Sublicense Agreement, we may access Facilisgroup’s @ease proprietary software tools for promotional products business management and analysis and a white labelled, managed, product website which we may use to sell promotional products under our brand. We may also access its “Signature Collection” website which Facilisgroup promises offers the best products and margins. Under our agreement we paid Facilisgroup a one-time fee of $11,000 and make monthly payments of $8,000.

In addition to this competitive buying power, Stran has developed factory direct relationships with multiple factories in the U.S. and overseas. These direct relationships require additional vetting, longer production times, and larger production runs. However, we work to blend production from factory direct manufacturing with our other suppliers to continue to drive costs down on commodity-based items. We compete regularly with larger competitors and maintain healthy margins using this strategy for sourcing and procuring products.

Supplier and Fulfillment Relationships

We have formed strategic relationships with fulfillment and commercial print providers in the United States in order to effectively warehouse and distribute merchandise from one or more of our warehouse facilities depending on our customer’s requirements. For over 25 years, we have developed these strategic relationships in order to offer our clients a powerful solution for their branded merchandise needs. Together, we have experience in developing custom marketing solutions for our clients and regularly kit together promotional printed items and branded product into a single package. Our expertise in product development and sourcing, technology development, and program management combined with our various collaborators’ superior warehousing, logistics, fulfillment, distribution and print services are a competitive advantage.

We offer a global solution for warehousing and fulfillment through a network of fulfillment providers including a nearly ten-year relationship with industry leader Harte Hanks. We buy products and certain raw materials from a supplier network of factories, both domestic and international, as needed. We also outsource certain technology services such as web hosting and data backup. We do not believe that we are dependent on any supplier. Should any of these suppliers terminate their relationship with us or fail to provide the agreed-on services, we believe that there would be sufficient alternatives to continue to meet customer demand and comply with our contractual obligations without interruption.

Marketing

We have a direct sales team consisting of over 18 outside sales representatives and 20 in-house sales representatives. We incentivize our representatives with a commission structure.

We use social media, email marketing, and traditional networking at trade shows and events. We also rely on referrals to maintain and expand our customer base.

Customers and Markets

Stran’s customer base includes approximately 2,000 active customers and over 30 Fortune 500 companies, servicing a diverse customer base, encompassing pharmaceutical and healthcare, manufacturing, technology, finance, construction and consumer goods. Our active customers are any organizations, businesses, or divisions of a parent organization which have purchased directly or indirectly from us within the last two years, and include organizations that have bought from other organizations for which Stran acts as an established sub-contractor. We have long-term contracts with many of our customers, though most do not have minimum guarantees. We have ongoing contracts with clientele in such industries as financial services, consumer packaged goods, retail clothing and accessories, pet food and medicine, fitness, child care, retail hardware, fast food franchises, health care, and environmental services. Contracts are often multi-year and auto-renewing. Our average contract lifespan is approximately 10 years. Alternatively, we do have inventory guarantees where the customer must purchase any inventory held by us that has been purchased on their behalf within the contractual time periods. Our active customers may be broken into two main categories, transactional clients and program clients.

We have also been retained for some very large promotional campaigns. For example, during 2019-2020, we were engaged by a Washington, D.C.-based advertising and marketing company leading a nationwide awareness-generating initiative for the 2020 U.S. Census. With our nationwide network of collaborator vendors and suppliers, we delivered a total array of approximately 16 million products printed with various logos in 15 different languages, in all 50 states and 5 U.S. territories, all aimed at increasing public participation in the U.S. Census. This campaign generated approximately $15 million in revenues over that time period, as well as an all-time high self-response rate for the U.S. Census. During this period, this contract represented approximately 16.54% and 27.12% of our overall revenues for 2019 and 2020, respectively. However, we treat these revenues as nonrecurring. The customer that engaged us in this regard will not renew their engagement with us due to the U.S. Census only occurring once every ten years. As a result, these non-recurring revenue increases are not expected to recur in fiscal year 2021 or beyond and do not represent our long-term growth expectations.

During 2020, sales to The TJX Companies, Inc. (NYSE: TJX), or TJX, were 10.1% of total revenue. All other customers generated less than 4% of sales, and the vast majority generated less than 1% of sales.

While our customer contracts are typically auto-renewing and we have many long-term established customer relationships, most of our customer contracts do not have any minimum or exclusive purchase guarantees, other than as to inventory already ordered by them or their program participants. There is no assurance of recurring revenues. We are not dependent on any particular customer or group of customers, and our highest-grossing contracts may change from year to year due to client brand initiatives.

We do business principally with customers based in the United States, although we also provide e-store, logistical support and other promotional services for client programs in Canada and Europe.

Online Store

We have been a leader in the use of technology to offer our clients an online platform to more efficiently manage their promotional marketing programs and to give them the ability to sell branded merchandise directly to consumers. We launched our first online store for one of our clients in 1999. Today we offer a custom-built technology platform which offers a B2C (business-to-consumer) retail shopping experience combined with all of the back-end functionality required of a powerful B2B (business-to-business) marketing services platform. Our technology platform services over 280 online stores for our clients.

Our Online Store Account Managers are responsible for ensuring that our stores are up to date with all products, images, and descriptions. As new products are approved to be added to the online store, our account manager will work the appropriate resources to prep the images, write the descriptions and upload the images. Typically, this process will take 24-48 hours. For inventoried products, we typically do not make the products live on the website until they have been received into inventory and are ready to be fulfilled.

If there is an issue with an online store order regarding payment or checkout, the user can contact the appropriate client team who will help troubleshoot the issue or manually place the order. If there is a back-order situation where an order would not be able to ship complete or on time, our Client Services team will review the order and advise the customer on the best and timeliest options to fulfill the order.

Competition

Our major competitors for our promotional products business include larger companies such as 4Imprint Group plc, Brand Addition Limited (The Pebble Group plc), BAMKO LLC (Superior Group of Companies, Inc.), Staples Promotional Products (Staples, Inc.), Boundless Network, Inc. (Zazzle Inc.) and HALO Branded Solutions, Inc. We also compete with a multitude of foreign, regional and local competitors that vary by market. If our existing or future competitors seek to gain or retain market share by reducing prices, we may be required to lower our prices, which would adversely affect our operating results. Similarly, if customers or potential customers perceive the products or services offered by our existing or future competitors to be of higher quality than ours or part of a broader product mix, our revenues may decline, which would adversely affect our operating results.

Our Program Management

We are experienced and industry-leading program managers who integrate all aspects of a successful program. Our program team works hand in hand with our account teams to drive the processes and procedures that ensure we are effectively managing our programs. For Stran, program management is built upon six key building blocks:

●	Creative Products. We approach promotion marketing, branded merchandise, and loyalty and incentives with the structure and vision of an ad agency. We have built a robust creative and merchandising team that works collaboratively with our account teams to bring fresh ideas and identify future trends for each of our program clients. We proactively develop merchandising plans, source products, offer individual personalization, understand trends, and make continuous improvements to the product offering based on user demand and marketing goals. We also offer multiple procurement methods within the same platform. These include inventoried products, made-to-order products, and personalized products. Our approach is to utilize all three procurement methods within a single program to take advantage of the benefits each method offers. In addition to these three procurement models, Stran has developed strong factory direct relationships with factories around the globe. We utilize these relationships to help drive down costs for our clients. In order to ensure that we can bring products to market quickly and reduce the possibility of backorders, Stran uses a blended approach to sourcing. We work with our domestic supply base to bookend our overseas inventory purchases. Stran purchases and owns inventory for many clients. This benefits our customers by allowing for budget flexibility and a pay-as-you-go model, resulting in reduced upfront costs and streamlined accounting and reporting.

●	Robust Technology. We have developed our own custom technology platform based on Magento Open Source, an open-sourced software e-commerce platform. Using Magento we have been able to build a custom solution that meets the very distinctive needs of each of our clients. Stran is constantly making improvements and enhancements to our technology offerings. Client stores feature the ability to purchase a combination of inventoried products in addition to on-demand, and personalized products. The front-end responsive design ensures an impressive mobile experience. Our platform is user-friendly and easy to use while robust enough to offer many of the requirements needed in a traditional B2B solution. The requirements can include allocation to cost centers, departments, or general ledger codes; approval hierarchies; varied product selection or pricing by user group; and robust reporting. Our custom-built platform is also tied directly into our fulfilment center system for streamlined flow of data and we are capable to tying our platform into third party software such as Salesforce as well as accounting and procurement software.

●	Global Distribution. We offer a global solution for warehousing and fulfillment through a network of industry-leading fulfillment providers including a close working relationship with Harte Hanks, an industry leader in warehousing, fulfillment, print-on-demand, direct mail, and kitting. The relationship between Stran and Harte Hanks has been fine-tuned over a nearly ten-year period and allows Stran to do what we do best, which is the creativity, product procurement, technology and account management while allowing Harte Hanks to do what they do best, which is process-driven fulfillment. Through our longstanding relationship with Harte Hanks we have developed integrated account management teams which ensures that while the customer has a large and diverse account team to support all their program needs, they also have a single account director responsible for all aspects of their program.

Under our agreement with Harte Hanks, as amended and supplemented, we may subcontract to Harte Hanks one or multiple functions as appropriate and costs and fees depend on types of services provided and any special or custom work that we request on behalf of our customers.

●	E-store website setup, hosting and ongoing website inventory management services may be subcontracted to Harte Hanks at $65.00 per hour. For such projects, generally we design shared, base NexTouch websites for multiple, small Stran accounts. Inventory is received under unique client product lines and new order classifications are established for each client. Setup of the base site is completed and invoiced by Harte Hanks at $65.00/hour with an estimate of three hours per website. Future NexTouch enhancements requiring Harte Hanks’ development team are quoted and invoiced at $65.00 per hour.

●	Monthly account management services are $65.00 per hour up to $500.00 per month. These include management of program clients’ contract executions; coordination of inventory and product setups and supplies management; monthly, daily or weekly inventory and usage reports and Invoicing. These services are $65.00 per hour up to $500.00 per month.

●	Print-on-demand, warehousing, fulfillment, pick/pack/ship, and other inventory management costs and fees are serviced and billed to us by Harte Hanks at prices according to a schedule and may vary for special projects and mailings and complex customizations/personalizations.

●	Proactive Customer Services. Customer service is a key component of the overall success of an organization. Each account is assigned a single dedicated account director who is responsible for all aspects of the customer’s program. This account director is supported by an online store account manager, a special-order account manager, a fulfillment account manager, account coordinators, a merchandiser, art team support, operations team support, and accounting support. The customer’s account director works with program stakeholders on weekly status calls, quarterly business reviews and an annual review. We also use customer feedback surveys periodically to gain insight from the power users of the customer’ program and we have a formal corrective action process to address any issues that are not caught through our proactive efforts.

●	Compliance. We take issues of compliance very seriously. We recognize that we are an extension of the customer’s brand, and our systems are built to ensure full compliance around brand standards, quality and safety of products and the meeting of industry/firm rules. Stran has since begun a process to become rated and certified by EcoVadis (https://ecovadis.com/), which considers itself the world’s largest and most trusted provider of business sustainability ratings. We expect that the evaluation of our policies, processes, and procedures by EcoVadis to be completed before the end of 2021.

We began the process of joining and submitting documentation to Ecovadis for review in early 2021 to replace our involvement with the Quality Certification Alliance (QCA) which folded its operations in August of 2020.  In 2017, Stran was one of only 13 distributors in the United States (out of over 30,000 according to PPAI) that was voted onto the Distributor Advisory Council (DAC) of the Quality Certification Alliance (QCA). QCA was a third-party, non-profit organization whose mission was focused solely on accrediting manufacturers’ processes in the areas of product safety and quality, social responsibility, supply chain security, and environmental impact.  Stran has developed a well-defined vendor management program which is taken from QCA’s protocols developed from dozens of years of best practices across the industry. Once a supplier has been approved by Stran, we require regular updates to site audits and require testing on products as they are manufactured.

●	Integration. Offering our clients an industry-leading technology platform that stands alone only adds so much value. We have worked to ensure that our platform can be easily integrated with as many other technology platforms used by our clients as possible. This helps our clients in many different ways depending on the specific integrations. We can integrate with various CRM or marketing automation platforms to help our clients track and measure who is using the marketing assets that we provide and how they are performing. We can also integrate with a number of different accounting and procurement systems. This helps our clients better control their spend as well as account for their spend. By forming a close working relationship with worldwide logistics leader Harte Hanks as our warehouse collaborator, we offer the most robust warehousing, fulfillment, kitting, and other logistics capabilities available domestically and internationally. In addition to their multiple U.S. locations for warehousing and fulfillment, Harte Hanks is a leader in print-on-demand and direct mail. Harte Hanks completes over 3 million on-time shipments of time-sensitive materials each year. Being able to integrate print, product, packaging, kitting, and direct mail, we help our client be more impactful and efficient with their promotional marketing efforts.

Intellectual Property

We conduct our business using the registered trademark “STRÄN” and the registered trade name “Stran Promotional Solutions”. We also use the unregistered logo “STRÄN promotional solutions”.

To protect our intellectual property, we rely on a combination of laws and regulations, as well as contractual restrictions. Federal trademark law protects our registered trademark STRÄN and may protect our unregistered logo “STRÄN promotional solutions”. We also rely on the protection of laws regarding unregistered copyrights for certain content we create and trade secret laws to protect our proprietary technology including our e-commerce platform and new ERP system currently under development. To further protect our intellectual property, we enter into confidentiality agreements with our executive officers and directors.

Facilities

We are headquartered in Quincy, Massachusetts, where we occupy approximately 10,000 square feet of office space pursuant to a lease that is expected to expire in May 2025. Our management team, client service team, marketing, operations, and sales team are all primarily based in this office.

We lease satellite office space in Warsaw, Indiana; Southport, Connecticut; and Mt. Pleasant, South Carolina. Our employees also work remotely from nine additional locations around the United States using other facilities.

We believe that all our properties have been adequately maintained, are generally in good condition, and are suitable and adequate for our businesses.

Seasonality and Cyclicality

Our business is generally not subject to seasonal fluctuations. While certain customers have seasonal businesses, the promotional products industry overall is not. Our net sales and profits sometimes are impacted by the holiday selling season.

Portions of the promotional products industry are cyclical in nature. Generally, when economic conditions are favorable, the industry tends to perform well. When the economy is weak or if there are economic disturbances that create uncertainty with corporate profits, the promotional products industry tends to experience low or negative growth.

Security

We regularly receive and store information about our customers, vendors and other third parties. We have programs in place to detect, contain, and respond to data security incidents. However, because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and may be difficult to detect for long periods of time, we may be unable to anticipate these techniques or implement adequate preventive measures. In addition, hardware, software, or applications we develop or procure from third parties or through open-source solutions may contain defects in design or manufacture or other problems that could unexpectedly compromise information security. Unauthorized parties may also attempt to gain access to our systems or facilities, or those of third parties with whom we do business, through fraud, trickery, or other forms of deceiving our team members, contractors, and vendors.

Employees

As of December 22, 2021, we employed 66 employees and had one independent contractor executive officer, all of whom are full-time.

We do not believe any of our employees are represented by labor unions, and we believe that we have an excellent relationship with our employees.

Legal Proceedings

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. We are not aware of any such legal proceedings or claims against us.

Regulation

Trade Regulations

As disclosed above, our suppliers generally source or manufacture finished goods in parts of the world that may be affected by the imposition of duties, tariffs or other import regulations by the United States. The Company believes that its redundant network of suppliers provide sufficient capacity to mitigate any dependency risks on a single supplier.

We buy promotional products from suppliers or factories both domestically and internationally as needed. We do not depend on any single supplier. However, if we are unable to continue to obtain our finished products from international locations or if our suppliers are unable to source raw materials, it could significantly disrupt our business. Further, we are affected by economic, political and other conditions in the United States and internationally, including those resulting in the imposition or increase of import duties, tariffs and other import regulations and widespread health emergencies, which could have a material adverse effect on our business.

Laws and Regulations Relating to E-Commerce

Our business is subject to a variety of laws and regulations applicable to companies conducting business on the Internet. Jurisdictions vary as to how, or whether, existing laws governing areas such as personal privacy and data security, consumer protection or sales and other taxes, among other areas, apply to the Internet and e-commerce, and these laws are continually evolving. For example, certain applicable privacy laws and regulations require us to provide customers with our policies on sharing information with third parties, and advance notice of any changes to these policies. Related laws may govern the manner in which we store or transfer sensitive information or impose obligations on us in the event of a security breach or inadvertent disclosure of such information. Additionally, tax regulations in jurisdictions where we do not currently collect state or local taxes may subject us to the obligation to collect and remit such taxes, or to additional taxes, or to requirements intended to assist jurisdictions with their tax collection efforts.

The production, distribution and sale in the United States of many of our products are subject to the Federal Food, Drug, and Cosmetic Act, the Federal Trade Commission Act, the Lanham Act, state consumer protection laws, competition laws, federal, state and local workplace health and safety laws, various federal, state and local environmental protection laws, various other federal, state and local statutes applicable to the production, transportation, sale, safety, advertising, labeling and ingredients of such products, and rules and regulations adopted pursuant to these laws. Outside the United States, the distribution and sale of our many products and related operations are also subject to numerous similar and other statutes and regulations.

A California law known as Proposition 65 requires a specific warning to appear on any product containing a component listed by the state as having been found to cause cancer or birth defects. The state maintains lists of these substances and periodically adds other substances to these lists. Proposition 65 exposes all food and beverage producers to the possibility of having to provide warnings on their products in California because it does not provide for any generally applicable quantitative threshold below which the presence of a listed substance is exempt from the warning requirement. Consequently, the detection of even a trace amount of a listed substance can subject an affected product to the requirement of a warning label. However, Proposition 65 does not require a warning if the manufacturer of a product can demonstrate that the use of that product exposes consumers to a daily quantity of a listed substance that is:

●	below a “safe harbor” threshold that may be established;

●	naturally occurring;

●	the result of necessary cooking; or

●	subject to another applicable exemption.

In January 2019, New York State’s governor announced the “Consumer Right to Know Act,” a proposed law that would impose similar and potentially more stringent labeling requirements than California Proposition 65. The law has not yet been adopted, and to our knowledge California Proposition 65 remains the most onerous state-level chemical exposure labeling statutory scheme. However, due in part to the large size of California’s market, promotional products sold or distributed anywhere in the United States may be subject to California Proposition 65.

We are unable to predict whether a component found in a product that we assisted a client in producing might be added to the California list in the future. Furthermore, we are also unable to predict when or whether the increasing sensitivity of detection methodology may become applicable under this law and related regulations as they currently exist, or as they may be amended.

We are subject to various federal, state and local laws and regulations, including but not limited to, laws and regulations relating to labor and employment, U.S. customs and consumer product safety, including the Consumer Product Safety Improvement Act, or the “CPSIA.” The CPSIA created more stringent safety requirements related to lead and phthalates content in children’s products. The CPSIA regulates the future manufacture of these items and existing inventories and may cause us to incur losses if we offer for sale or sell any non-compliant items. Failure to comply with the various regulations applicable to us may result in damage to our reputation, civil and criminal liability, fines and penalties and increased cost of regulatory compliance. These current and any future laws and regulations could harm our business, results of operations and financial condition.

Legal requirements apply in various jurisdictions in the United States and overseas requiring deposits or certain taxes or fees be charged for the sale, marketing and use of certain non-refillable beverage containers. The precise requirements imposed by these measures vary. Other types of beverage container-related deposit, recycling, tax and/or product stewardship statutes and regulations also apply in various jurisdictions in the United States and overseas. We anticipate additional, similar legal requirements may be proposed or enacted in the future at local, state and federal levels, both in the United States and elsewhere.

New legislation or regulation, the application of laws from jurisdictions whose laws do not currently apply to our business, or the application of existing laws and regulations to the Internet and e-commerce generally could result in significant additional taxes on our business. Further, we could be subject to fines or other payments for any past failures to comply with these requirements. The continued growth and demand for e-commerce is likely to result in more laws and regulations that impose additional compliance burdens on e-commerce companies.

Laws and Regulations Relating to Data Privacy

In the ordinary course of our business, we might collect and store in our internal and external data centers, cloud services and networks sensitive data, including our proprietary business information and that of our customers, suppliers and business collaborators, as well as personal information of our customers and employees. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. The number and sophistication of attempted attacks and intrusions that companies have experienced from third parties has increased over the past few years. Despite our security measures, it is impossible for us to eliminate this risk.

A number of U.S. states have enacted data privacy and security laws and regulations that govern the collection, use, disclosure, transfer, storage, disposal, and protection of personal information, such as social security numbers, financial information and other sensitive personal information. For example, all 50 states and several U.S. territories now have data breach laws that require timely notification to affected individuals, and at times regulators, credit reporting agencies and other bodies, if a company has experienced the unauthorized access or acquisition of certain personal information. Other state laws, particularly the California Consumer Privacy Act, as amended (“CCPA”), among other things, contain disclosure obligations for businesses that collect personal information about residents in their state and affords those individuals new rights relating to their personal information that may affect our ability to collect and/or use personal information. The Virginia Consumer Data Protection Act (“CDPA”) also establishes rights for Virginia consumers to control how companies use individuals’ personal data. The CDPA dictates how companies must protect personal data in their possession and respond to consumers exercising their rights, as prescribed by the law, regarding such personal data. The CDPA will go into effect on January 1, 2023. Meanwhile, several other states and the federal government have considered or are considering privacy laws like the CCPA. We will continue to monitor and assess the impact of these laws, which may impose substantial penalties for violations, impose significant costs for investigations and compliance, allow private class-action litigation and carry significant potential liability for our business.

Outside of the U.S., data protection laws, including the EU General Data Protection Regulation (the “GDPR”), also might apply to some of our operations or business collaborators. Legal requirements in these countries relating to the collection, storage, processing and transfer of personal data/information continue to evolve. The GDPR imposes, among other things, data protection requirements that include strict obligations and restrictions on the ability to collect, analyze and transfer EU personal data/information, a requirement for prompt notice of data breaches to data subjects and supervisory authorities in certain circumstances, and possible substantial fines for any violations (including possible fines for certain violations of up to the greater of 20 million Euros or 4% of total company revenue). Other governmental authorities around the world have enacted or are considering similar types of legislative and regulatory proposals concerning data protection.

The interpretation and enforcement of the laws and regulations described above are uncertain and subject to change, and may require substantial costs to monitor and implement and maintain adequate compliance programs. Failure to comply with U.S. and international data protection laws and regulations could result in government enforcement actions (which could include substantial civil and/or criminal penalties), private litigation and/or adverse publicity and could negatively affect our operating results and business.

Environmental Regulations

We use certain plastic, glass, fabric, metal and other products in our business which may be harmful if released into the environment. In view of the nature of our business, compliance with federal, state, and local laws regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, has had no material effect upon our operations or earnings, and we do not expect it to have a material impact in the foreseeable future.

Tax Laws and Regulations

Changes in tax laws or regulations in the jurisdictions in which we do business, including the United States, or changes in how the tax laws are interpreted, could further impact our effective tax rate, further restrict our ability to repatriate undistributed offshore earnings, or impose new restrictions, costs or prohibitions on our current practices and reduce our net income and adversely affect our cash flows.

We are also subject to tax audits in the United States and other jurisdictions and our tax positions may be challenged by tax authorities. Although we believe that our current tax provisions are reasonable and appropriate, there can be no assurance that these items will be settled for the amounts accrued, that additional tax exposures will not be identified in the future or that additional tax reserves will not be necessary for any such exposures. Any increase in the amount of taxation incurred as a result of challenges to our tax filing positions could result in a material adverse effect on our business, results of operations and financial condition.

Other Regulations

We are subject to international, federal, national, regional, state, local and other laws and regulations affecting our business, including those promulgated under the Occupational Safety and Health Act, the Consumer Product Safety Act, the Flammable Fabrics Act, the Textile Fiber Product Identification Act, the rules and regulations of the Consumer Products Safety Commission, the Food, Drug, and Cosmetic Act, the Foreign Corrupt Practices Act of 1977 (FCPA), various securities laws and regulations including but not limited to the Securities Exchange Act of 1934, the Securities Exchange Act of 1933, and the Nasdaq Stock Market LLC Rules, various labor, workplace and related laws, and environmental laws and regulations. Failure to comply with such laws and regulations may expose us to potential liability and have an adverse effect on our results of operations.

MANAGEMENT

Directors and Executive Officers

Set forth below is information regarding our directors and executive officers as of the date of this prospectus.

Name	Age	Position
Andrew Stranberg	49	Executive Chairman, Treasurer, Secretary, and Director
Andrew Shape	48	President, Chief Executive Officer and Director
Christopher Rollins	56	Chief Financial Officer
Randolph Birney	46	Executive Vice President
John Audibert	34	Vice President of Growth and Strategic Initiatives
Travis McCourt	38	Director
Alan Chippindale	62	Director
Alejandro Tani	48	Director
Ashley Marshall	36	Director

Andrew Stranberg co-founded our Company and has served as its Executive Chairman since 1995. From 1995 to January 2020, Mr. Stranberg was also our Chief Executive Officer. In 1995, Mr. Stranberg founded Stran Capital LLC, a family office, and has since been its Chief Executive Officer. From 1997 to 2016 he served as Chairman of STRAN Technologies IT Services, LLC, a U.S.-based producer of harsh environment and tactical interconnect products and services, and which was sold to Corning (NYSE:GLW) in 2016. From 2012 to November 2019, Mr. Stranberg was the founder and manager of Stran Maritime LLC for a joint venture with Atlas Maritime Ltd., an international shipping company, to conduct a joint purchase of two ships. Mr. Stranberg is a graduate of the University of New Hampshire Peter T. Paul College of Business and Economics. We believe that Mr. Stranberg is qualified to serve on our board of directors due to his deep knowledge of Stran and his long executive and board experience with us since his co-founding of the Company.

Andrew Shape has over 25 years of merchandising, marketing, branding, licensing, and management experience. He is our co-founder and since 1996 has served as our President, Chief Executive Officer and director. From July 2018 to February 2021, Mr. Shape also served as the Chief Executive Officer and President and a director of Long Blockchain Corp., a Delaware corporation, or LBCC, in connection with a business co-managed with LBCC for its subsidiary Stran Loyalty Group Inc., a Delaware corporation, or SLG, that was focused on co-managing our loyalty and gift card programs. Since June 2018, Mr. Shape has served as a Director for Naked Brand Group, a Nasdaq-listed leading intimate apparel and swimwear company. Prior to forming Stran, from August 1995 to September 1996, Mr. Shape worked at Copithorne & Bellows Public Relations (a Porter Novelli company) as an Account Executive covering the technology industry. Mr. Shape holds a BA degree from the University of New Hampshire. We believe that Mr. Shape is qualified to serve on our board of directors due to his deep knowledge of Stran, his industry expertise, and his experience as a director on other Nasdaq listed companies.

Christopher Rollins became our Chief Financial Officer in November 2021. Previously, Mr. Rollins had been our Vice President of Finance and Administration since February 2016. Prior to joining Stran in January 2015, Mr. Rollins was Director of Accounting for Northeast Region of Toshiba Business Solutions from January 2011 through October 2014 and VP of Finance of Yardi Systems from April 2007 through December 2010. He held additional positions as Controller of Powerhouse Technology, Senior Financial Accountant for Saucony, and Portfolio Accountant for Putnam Investments. Mr. Rollins holds a B.S. in Finance, Accounting and Investments from Babson College.

Randolph Birney has been our Executive Vice President since 2015, and was one of our Sales Executives from 1999 to 2015. His role is focused on business development and strategic vision. In addition to these responsibilities, he is instrumental in managing the day-to-day business of multiple large retail and consumer-based program accounts. Mr. Birney holds a BA from the University of New Hampshire.

John Audibert has been our Vice President of Strategy and Growth Initiatives since March 2020. Mr. Audibert has over 12 years of investment banking, corporate finance and strategy consulting experience. He has been the President of Josselin Capital Advisors, Inc., since October 2019, which provides consulting services to high-growth businesses in the consumer sector. He was formerly President of Woodland Way Advisors, Inc., a consulting firm, from January 2015 through December 2020. Mr. Audibert previously worked in the investment banking group of Sandler O’Neill + Partners, L.P. where he provided merger and acquisition advisory as well as capital raising services to middle-market clients. Prior to joining Sandler O’Neill, he was a strategic consultant at Putnam Associates where he advised companies in the pharmaceutical, biotechnology and medical device industries. Mr. Audibert received a bachelor’s degree with a concentration in finance from the Carroll School of Management at Boston College. Mr. Audibert was an employee of the Company from March 2020 to May 2021, and since then has continued acting in his current capacity as an independent contractor.

Travis McCourt became a member of our board of directors in November 2021. Mr. McCourt has over 20 years of experience from the financial industry working with companies to optimize their operational and financial procedures. In June 2014, he founded Conchoid Capital Fund where he still serves as a Principal. From May 2012 to December 2014, he was a Principal at the investment firm McCourt. From November 2007 to May 2012, he was the Vice President of Alternative Capital Markets at Goldman Sachs. From November 2004 to December 2007, he served as a Front Office Executive for the Los Angeles Dodgers. Mr. McCourt graduated from Georgetown University. We believe that Mr. McCourt is qualified to serve on our board of directors due to his investment management, buyout analysis, capital markets, investor relations and other business experience.

Alan Chippindale became a member of our board of directors in November 2021. Mr. Chippindale has been President of Engage & Excel Enterprises Inc., an employee recruitment and M&A consulting company, since July 2017. From January 2008 to June 2017, Mr. Chippindale was Chief Business Development Officer of BrandAlliance Inc., a promotional products distributor. Mr. Chippindale graduated from Bowling Green State University with a Bachelor degree in International Business and Marketing. Mr. Chippindale has been listed on the ASI Power 50 five times, was Chief Executive Officer and a director of BrandAlliance Inc., and was President of Proforma Inc. from September 1987 to December 2004. He is a leading business development, recruiting and merger and acquisition consultant for the promotional products industry, a strategic think tank member, and a certified marketing professional. He has managed over 100 business combinations and the recruiting of over 1,000 sales professionals. We believe that Mr. Chippindale is qualified to serve on our board of directors due to his leading role in the promotional products industry.

Alejandro Tani became a member of our board of directors in November 2021. Mr. Tani has vast experience from the technology, oil and gas industry and has several successful startups behind him. He is the current owner of Clair Trading, an import and export business since January 2007. He has also been Chief Information Officer and Chief Executive Officer of Innovative Genetics LLC, a CBD technology company, and a Director and Partner of Green Beehive II LLC, a cannabis manufacturing company, since February 2017. Mr. Tani graduated from University Catolica Andres Bello - the largest and oldest catholic university in Venezuela. We believe that Mr. Tani is qualified to serve on our board of directors due to his business experience.

Ashley L. Marshall became a member of our board of directors in November 2021.  From January 2015 to August 2020, Ms. Marshall was in planner positions with off-price apparel retailer The TJX Companies, Inc.: Allocation Analyst, January 2015 to December 2015; Senior Analyst, December 2015 to September 2017; Associate Planner, September 2017 to August 2020.  From January 2014 to December 2015, Ms. Marshall was an attorney in the United States Treasury Department. Ms. Marshall earned a Bachelor of Business Administration from the University of Mississippi and a Juris Doctor from The George Washington University Law School. We believe that Ms. Marshall is qualified to serve on our board of directors due to her over five years’ experience developing business strategy for TJX, a leading global retailer, and her background in law.

Our directors currently have terms which will end at our next annual meeting of the shareholders or until their successors are elected and qualify, subject to their prior death, resignation or removal. Officers serve at the discretion of the board of directors. There is no arrangement or understanding between any director or executive officer and any other person pursuant to which he was or is to be selected as a director, nominee or officer.

Family Relationships

There are no family relationships among any of our officers or directors.

Involvement in Certain Legal Proceedings

To the best of our knowledge, except as described below, none of our directors or executive officers has, during the past ten years:

●	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offences);

●	had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

●	been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

●	been found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

●	been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

●	been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Management’s Transactions with Long Blockchain Corp.

We entered into an agreement with Long Blockchain Corp., or LBCC, and its wholly-owned subsidiary, Stran Loyalty Group Inc., or SLG, dated July 26, 2018. According to a Schedule 13D jointly filed by the Company and Mr. Stranberg on August 7, 2018, as of July 26, 2018, Mr. Stranberg owned a total of 4,288,799 shares or approximately 23.6% of LBCC, which included 1,788,799 shares of common stock of LBCC that he previously acquired with his personal funds, and 2,500,000 shares that were required to be issued to the Company on July 26, 2018 which were deemed beneficially owned by Mr. Stranberg as a control person of the Company. According to a proxy statement filed by LBCC on April 19, 2019, as of April 12, 2019, Mr. Stranberg still beneficially owned 4,233,744 shares or approximately 13.5% of LBCC, including the 2,500,000 shares required to be issued to the Company. This agreement between us, LBCC and SLG was terminated as of July 31, 2020, and the Company has not received any of the 2,500,000 shares.

Under the agreement, we were required to provide SLG with certain assets and services for it to operate loyalty and gift card programs for designated program clients. Under the agreement we were also required to pay SLG all amounts collected by us, other than loyalty card balances, from program clients, and to provide an option to SLG to purchase the operating assets at cost. As compensation, LBCC was required to issue 2,500,000 shares of common stock to us upon signing and certain additional amounts of shares of its common stock to us depending on SLG’s net revenue and operating profit for each of the first two years of the contract.

Pursuant to the agreement, Mr. Stranberg entered into a subscription agreement with LBCC under which Mr. Stranberg purchased 1,500,000 additional shares of common stock of LBCC at $0.40 per share, or $600,000 in aggregate. According to a Schedule 13D jointly filed by the Company and Mr. Stranberg on August 7, 2018, Mr. Stranberg used personal funds for this purchase. Mr. Stranberg received a three-year warrant from LBCC to purchase an additional 450,000 shares of common stock of LBCC at $0.50 per share. Pursuant to the terms of the warrant, Mr. Stranberg was not permitted to exercise any portion of the warrant to the extent that after giving effect to such issuance after exercise, Mr. Stranberg (together with his affiliates, and any other persons acting as a group together with Mr. Stranberg or any of his affiliates), would beneficially own in excess of 9.99% of the number of shares outstanding immediately after giving effect to the issuance of shares issuable upon exercise of the warrant.  Pursuant to the subscription agreement, Mr. Stranberg agreed not to sell or transfer the shares and the warrant unless they are subsequently registered under the Securities Act and under applicable securities laws of certain states, or an exemption from such registration is available. Mr. Stranberg did not exercise the warrant.

Under the agreement, we and our affiliates, including Mr. Stranberg, had the option to purchase up to an additional 1,500,000 shares of common stock of LBCC at $0.40 per share prior to July 31, 2019, which if exercised in full would have also entitled us to another warrant to purchase up to an amount of common stock of LBCC equal to 30% of the amount that had been purchased. We and our affiliates, including Mr. Stranberg, did not exercise this option.

The agreement automatically renewed for additional one-year terms unless terminated by either party more than 60 days before the end of the term or upon a material breach of contract by the other party. The agreement did not specify the amount of compensation for additional term years.

Under the agreement, SLG was required to reimburse us for certain expenses that we incur as a result of providing the required program services. The amounts due from SLG at December 31, 2020 and 2019 were $0 and $138,561, respectively.

As required by the agreement with SLG and LBCC, we entered into a separate lockup agreement, dated July 26, 2018, in which we agreed not to transfer or sell the LBCC shares received upon execution and any LBCC shares received as compensation for the first year until July 31, 2019 and January 31, 2020, respectively, with exceptions for specified permitted transferees.

Other than Mr. Stranberg, as disclosed above, and our Vice President of Strategy and Growth Initiatives, John Audibert, who received a nominal number of shares of LBCC in exchange for services provided during 2018, no other officers, directors or shareholders of the Company are shareholders of LBCC.

Overlap in Management with Long Blockchain Corp.

In addition to the other terms of the agreement with SLG and LBCC described above, LBCC and our President, Chief Executive Officer and director Andrew Shape entered into an employment agreement dated as of July 26, 2018, pursuant to which Mr. Shape was appointed chief executive officer and chairman of the board of LBCC from July 2018 to February 2021. As a result of his position as both chief executive officer and chairman of the board of LBCC and as our chief executive officer, president and director, our management overlapped with the management of LBCC during that period.

Under Mr. Shape’s employment agreement, Mr. Shape was entitled to $200,000 annual salary through the equal quarterly issuance of restricted shares of common stock of LBCC at a price per share equal to 85% of the average closing price for ten trading days prior to the end of the quarter, but in any event not less than $0.30 per share. According to page 8 of a proxy statement filed by LBCC on April 22, 2019, as of April 12, 2019, “437,251 shares were earned by Mr. Shape under his employment agreement dated July 26, 2018, but not yet issued.” Pursuant to the employment agreement with LBCC, on May 21, 2019 Mr. Shape was granted a warrant to purchase 2,000,000 shares of common stock of LBCC at a price per share of $0.25, exercisable from January 18, 2019 to January 17, 2023. Mr. Shape has not exercised the warrant. The employment agreement contained other standard provisions including as to termination, nondisclosure and noncompetition. Mr. Shape resigned from his positions with LBCC as of February 2021 and none of our officers, directors or shareholders have any employment or directorship relationship with LBCC.

Revocation of Registration of Common Stock of Long Blockchain Corp.

Pursuant to an “Order Instituting Proceedings Pursuant To Section 12(j) Of The Securities Exchange Act Of 1934, Making Findings, And Revoking Registration Of Securities,” File No. 3-20228, Administrative Proceeding, Release No. 91174 / February 19, 2021, the SEC found that “[f]rom approximately 2015 to 2017, [LBCC]’s principal business was ready-to-drink beverages. In December 2017, the company changed its name to LBCC and announced that it was shifting its business operations from soft drink production to activities related to blockchain technology. Its blockchain business never became operational. LBCC has common stock registered pursuant to Section 12(g). The common stock of LBCC was registered under Section 12(b) of the Exchange Act and traded on NASDAQ until NASDAQ filed a Form 25 on June 6, 2018 to delist the securities. LBCC stock is currently quoted and on OTC Link whose parent company is OTC Markets Group, Inc.” In addition, the SEC found that “LBCC has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder in that it has not filed an annual report on Form 10-K since the period ended December 31, 2017. LBCC is also delinquent in filing quarterly reports, having not filed a Form 10-Q since the period ended September 30, 2018.” Based in part on these findings, effective February 22, 2021, the SEC revoked the registration of the common stock of LBCC under the Exchange Act, and its stock is no longer listed or quoted on any securities exchange or trading market.

For further information regarding the matters relating to LBCC, please refer to “Certain Relationships and Related Party Transactions – Transactions with Related Persons”.

Corporate Governance

Governance Structure

We chose to appoint a separate Chairman of the Board who is not our Chief Executive Officer. Our board of directors has made this decision based on their belief that an independent Chairman of the Board can act as a balance to the Chief Executive Officer, who also serves as a non-independent director.

The Board’s Role in Risk Oversight

The board of directors oversees that the assets of our company are properly safeguarded, that the appropriate financial and other controls are maintained, and that our business is conducted wisely and in compliance with applicable laws and regulations and proper governance. Included in these responsibilities is the board’s oversight of the various risks facing our company. In this regard, our board seeks to understand and oversee critical business risks. Our board does not view risk in isolation. Risks are considered in virtually every business decision and as part of our business strategy. Our board recognizes that it is neither possible nor prudent to eliminate all risk. Indeed, purposeful and appropriate risk-taking is essential for our company to be competitive on a global basis and to achieve its objectives.

While the board oversees risk management, company management is charged with managing risk. Management communicates routinely with the board and individual directors on the significant risks identified and how they are being managed. Directors are free to, and indeed often do, communicate directly with senior management.

Our board administers its risk oversight function as a whole by making risk oversight a matter of collective consideration. Much of this work has been delegated to committees, which will meet regularly and report back to the full board. The audit committee oversees risks related to our financial statements, the financial reporting process, accounting and legal matters, the compensation committee evaluates the risks and rewards associated with our compensation philosophy and programs, and the nominating and corporate governance committee evaluates risk associated with management decisions and strategic direction.

Independent Directors

Nasdaq’s rules generally require that a majority of an issuer’s board of directors must consist of independent directors. Prior to November 2021, our board of directors consisted of two (2) directors: Andrew Shape and Andrew Stranberg, neither of whom are independent within the meaning of Nasdaq’s rules. Effective November 8, 2021, Ashley Marshall, Travis McCourt, Alan Chippindale and Alejandro Tani were appointed to our board pursuant to independent director agreements to serve as independent directors.

Under the independent director agreements, each independent director will receive an annual cash fee and an initial award of restricted common stock and stock options. We will pay the annual cash compensation fee to each independent director in four equal installments no later than the fifth business day of each calendar quarter commencing in the quarter ending March 31, 2022. We granted the restricted stock and options to the independent directors on November 12, 2021. The cash fee paid to each independent director will be $20,000 as to Ms. Marshall, $26,000 as to Mr. McCourt, $26,000 as to Mr. Chippindale, and $20,000 as to Mr. Tani. Under their agreements, 2,892 shares of restricted common stock were awarded to each independent director. The restricted stock will vest in four (4) equal quarterly installments commencing in the quarter ending March 31, 2022. The options that were awarded to each independent director may be exercised to purchase 5,000 shares of common stock at the exercise price $4.15 per share. The options vest and become exercisable in twelve (12) equal monthly installments over the first year following the date of grant, subject to the respective independent director continuing in service on our board of directors through each such vesting date. The term of each stock option is ten (10) years from the date of grant. We will also reimburse each independent director for pre-approved reasonable business-related expenses incurred in good faith in connection with the performance of the independent director’s duties for us. As also required under the independent director agreements, we have separately entered into a standard indemnification agreement with each of our independent directors, the term of which began upon November 8, 2021.

As a result of these board changes, our board of directors consists of six (6) directors, four (4) of whom are independent within the meaning of Nasdaq’s rules except that Mr. Chippindale will not be appointed to the audit committee due to certain fees to which he is entitled. For a discussion of certain consideration relating to transactions with Mr. Chippindale, see the section entitled “Certain Relationships and Related Party Transactions – Transactions with Related Persons” in this prospectus.

Committees of the Board of Directors

Our board has established an audit committee, a compensation committee, and a nominating and corporate governance committee, each with its own charter approved by the board. Each committee’s charter is also available on our website at https://www.stran.com/.

In addition, our board of directors may, from time to time, designate one or more additional committees, which shall have the duties and powers granted to it by our board of directors.

Audit Committee

Travis McCourt, Alejandro Tani, and Ashley Marshall, each of whom satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act and Nasdaq’s rules, serve on our audit committee, with Mr. McCourt serving as the chairman. Our board has determined that Travis McCourt and Alejandro Tani qualify as “audit committee financial experts.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company.

The audit committee is responsible for, among other things: (i) retaining and overseeing our independent accountants; (ii) assisting the board in its oversight of the integrity of our financial statements, the qualifications, independence and performance of our independent auditors and our compliance with legal and regulatory requirements; (iii) reviewing and approving the plan and scope of the internal and external audit; (iv) pre-approving any audit and non-audit services provided by our independent auditors; (v) approving the fees to be paid to our independent auditors; (vi) reviewing with our chief executive officer and principal financial officer and independent auditors the adequacy and effectiveness of our internal controls; (vii) reviewing hedging transactions; and (viii) reviewing and assessing annually the audit committee’s performance and the adequacy of its charter.

Compensation Committee

Alan Chippindale, Travis McCourt and Alejandro Tani, each of whom satisfies the “independence” requirements of Rule 10C-1 under the Exchange Act and Nasdaq’s rules, serve on our compensation committee, with Mr. Chippindale serving as the chairman. The members of the compensation committee are also “outside directors” as defined in Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, and “non-employee directors” within the meaning of Section 16 of the Exchange Act. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers.

The compensation committee is responsible for, among other things: (i) reviewing and approving the remuneration of our executive officers; (ii) making recommendations to the board regarding the compensation of our independent directors; (iii) making recommendations to the board regarding equity-based and incentive compensation plans, policies and programs; and (iv) reviewing and assessing annually the compensation committee’s performance and the adequacy of its charter.

Nominating and Corporate Governance Committee

Alejandro Tani, Ashley Marshall, and Alan Chippindale, each of whom satisfies the “independence” requirements of Nasdaq’s rules, serve on our nominating and corporate governance committee, with Mr. Tani serving as the chairman. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees.

The nominating and corporate governance committee will be responsible for, among other things: (i) identifying and evaluating individuals qualified to become members of the board by reviewing nominees for election to the board submitted by shareholders and recommending to the board director nominees for each annual meeting of shareholders and for election to fill any vacancies on the board; (ii) advising the board with respect to board organization, desired qualifications of board members, the membership, function, operation, structure and composition of committees (including any committee authority to delegate to subcommittees), and self-evaluation and policies; (iii) advising on matters relating to corporate governance and monitoring developments in the law and practice of corporate governance; (iv) overseeing compliance with the our code of ethics; and (v) approving any related party transactions.

The nominating and corporate governance committee’s methods for identifying candidates for election to our board of directors (other than those proposed by our shareholders, as discussed below) will include the solicitation of ideas for possible candidates from a number of sources, including members of our board of directors, our executives, individuals personally known to the members of our board of directors, and other research. The nominating and corporate governance committee may also, from time to time, retain one or more third-party search firms to identify suitable candidates.

In making director recommendations, the nominating and corporate governance committee may consider some or all of the following factors: (i) the candidate’s judgment, skill, experience with other organizations of comparable purpose, complexity and size, and subject to similar legal restrictions and oversight; (ii) the interplay of the candidate’s experience with the experience of other board members; (iii) the extent to which the candidate would be a desirable addition to the board and any committee thereof; (iv) whether or not the person has any relationships that might impair his or her independence; and (v) the candidate’s ability to contribute to the effective management of our company, taking into account the needs of our company and such factors as the individual’s experience, perspective, skills and knowledge of the industry in which we operate.

A shareholder may nominate one or more persons for election as a director at an annual meeting of shareholders if the shareholder complies with the notice and information provisions contained in our bylaws. Such notice must be in writing to our Company not later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one-hundred-twentieth (120th) day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is advanced more than thirty (30) days prior to or delayed by more than thirty (30) days after the anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the one hundred twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made or as otherwise required by the Exchange Act. In addition, shareholders furnishing such notice must be a holder of record on both (i) the date of delivering such notice and (ii) the record date for the determination of shareholders entitled to vote at such meeting.

Code of Ethics

We have adopted a code of ethics that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer. Such code of ethics addresses, among other things, honesty and ethical conduct, conflicts of interest, compliance with laws, regulations and policies, including disclosure requirements under the federal securities laws, and reporting of violations of the code.

A copy of the code of ethics has been filed as an exhibit to the registration statement of which this prospectus is a part. We are required to disclose any amendment to, or waiver from, a provision of our code of ethics applicable to our principal executive officer, principal financial officer, principal accounting officer, controller, or persons performing similar functions. We intend to use our website as a method of disseminating this disclosure as well as by SEC filings, as permitted or required by applicable SEC rules. Any such disclosure will be posted to our website within four (4) business days following the date of any such amendment to, or waiver from, a provision of our code of ethics.

EXECUTIVE COMPENSATION

Summary Compensation Table - Years Ended December 31, 2021 and 2020

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the named persons for services rendered in all capacities during the noted periods. No other executive officers received total annual salary and bonus compensation in excess of $100,000.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	All Other Compensation ($)		Total ($)
Andrew Shape, President,	2021	386,154	-	-	-	4,846	(1)	391,000
Chief Executive Officer and Director	2020	335,000	187,746	-	-	6,750	(1)	529,496
Andrew Stranberg, Executive	2021	518,964	-	-	-	-		518,964
Chairman and Director	2020	300,000	250,000	-	-	-		550,000
Randolph Birney, Executive	2021	289,615	-	-	-	9,000	(1)	298,615
Vice President	2020	285,000	180,009	-	-	6,750	(1)	471,759
Christopher Rollins, Chief	2021	211,202	32,857	14,854	144,955	3,600	(2)	407,468
Financial Officer	2020	189,200	22,143	-	-	-		211,343

(1)	Other compensation consisted of covered automobile expenses.

(2)	Other compensation consisted of $2,769 of covered automobile expenses and $831 in cellphone expenses.

Employment Agreements

Under our employment agreement with our Chief Executive Officer, Andrew Shape, dated July 13, 2021 and effective as of November 8, 2021, we agreed that, for a three-year term, unless terminated earlier in accordance with its terms, we will pay Mr. Shape an annual salary of $400,000 and will be eligible to receive an annual cash bonus as determined by the board of directors. In addition, the agreement provides that, as soon as practical after the consummation of the Company’s initial public offering, or the IPO, Mr. Shape shall be awarded stock options for the purchase of 323,810 shares of the Company’s common stock with an exercise price equal to the price per share paid by investors in the IPO. The stock options will vest in accordance with the following vesting schedule: the options will vest over a four-year period with 25% of the options vesting on the first anniversary of the date of grant and the balance of the options (75%) will vest monthly over the following three years after the first anniversary of the date of grant at a rate of 1/36 per month. The parties acknowledged that Mr. Shape was owed sales commissions for sales generated for the Company during 2018, 2019 and 2020 in the gross amount of $140,926.69 that were earned and due to Mr. Shape as of a date prior to the date of the employment agreement and that Mr. Shape did not waive his right to these sales commissions by entering into the agreement. Beginning on the date of the agreement, and continuing thereafter, interest at the rate of 2% per annum accrues on unpaid earned sales commissions. Beginning one month after the effective date of the agreement, the Company will pay Mr. Shape the gross amount of $10,000 per month towards Mr. Shape’s unpaid earned sales commissions, less deductions applicable to wages, or such lesser amount as the Company can afford, when the Company has “available cash,” defined as sufficient cash to ensure that the Company is not at material risk of default on any material financial obligation due in the next three months. Whether the Company has “available cash” shall be determined by the Board in its reasonable discretion, acting in good faith, taking into account any factors it deems germane, including without limitation the maintenance of reserves for future liabilities, whether certain or uncertain, and the preservation of funds for capital expenditures. At the earlier of the termination of Mr. Shape’s employment for any reason, regardless of whether termination is for cause, and thirty (30) months after the date of the employment agreement, Mr. Shape shall have the right to demand immediate payment of all unpaid earned sales commissions and interest in cash. Mr. Shape will be provided with standard executive benefits. The Company will also provide standard indemnification and directors’ and officers’ insurance. The Company may terminate Mr. Shape’s employment by giving at least 30 days written notice. If we terminate Mr. Shape without cause or he resigns for good reason as provided under the agreement, we must pay at least 24 months’ severance, reimbursement of Mr. Shape for the first 18 months of the premiums associated with Mr. Shape’s continuation of health insurance for him and his family pursuant to COBRA, and immediate vesting of any outstanding unvested equity granted to Mr. Shape during his employment and immediate lifting of all lockups and restrictions on sales of such equity, or exercise of stock options. If we do not renew his employment agreement after the initial three-year term, then we must pay six months’ severance and reimburse the first six months of the premiums associated with Mr. Shape’s continuation of health insurance for him and his family pursuant to COBRA. Mr. Shape is also subject to standard confidentiality and non-competition provisions.

Under our employment agreement with our Executive Vice President, Randolph Birney, dated July 13, 2021 and effective as of November 8, 2021, we agreed that, for a three-year term, unless terminated earlier in accordance with its terms, we will pay Mr. Birney an annual salary of $300,000 and an annual cash bonus as determined by the board of directors. In addition, the agreement provides that, as soon as practical after the consummation of the Company’s IPO Mr. Birney shall be awarded stock options for the purchase of 76,190 shares of the Company’s common stock with an exercise price equal to the price per share paid by investors in the IPO. The stock options will vest in accordance with the following vesting schedule: the options will vest over a four-year period with 25% of the options vesting on the first anniversary of the date of grant and the balance of the options (75%) will vest monthly over the following three years after the first anniversary of the date of grant at a rate of 1/36 per month. The parties acknowledged that Mr. Birney was owed sales commissions for sales generated for the Company during 2018, 2019 and 2020 in the gross amount of $197,109.95 that were earned and due to Mr. Birney as of a date prior to the date of the employment agreement and that Mr. Birney did not waive his right to these sales commissions by entering into the agreement. Beginning on the date of the agreement, and continuing thereafter, interest at the rate of 2% per annum accrues on unpaid earned sales commissions. Beginning one month after the effective date of the agreement, the Company will pay Mr. Birney the gross amount of $10,000 per month for unpaid earned sales commissions, less deductions applicable to wages, or such lesser amount as the Company can afford, when the Company has “available cash,” defined as sufficient cash to ensure that the Company is not at material risk of default on any material financial obligation due in the next three months. Whether the Company has “available cash” shall be determined by the Board in its reasonable discretion, acting in good faith, taking into account any factors it deems germane, including without limitation the maintenance of reserves for future liabilities, whether certain or uncertain, and the preservation of funds for capital expenditures. At the earlier of the termination of Mr. Birney’s employment for any reason, regardless of whether termination is for cause, and thirty (30) months after the date of the employment agreement, he shall have the right to demand immediate payment of all unpaid earned sales commissions and interest in cash. Mr. Birney will be provided with standard executive benefits. The Company will also provide standard indemnification and directors’ and officers’ insurance. The Company may terminate Mr. Birney’s employment by giving at least 30 days written notice. If we terminate Mr. Birney without cause or he resigns for good reason as provided under the agreement, we must pay at least 24 months’ severance, reimbursement of Mr. Birney for the first 18 months of the premiums associated with Mr. Birney’s continuation of health insurance for him and his family pursuant to COBRA, and immediate vesting of any outstanding unvested equity granted to Mr. Birney during his employment and immediate lifting of all lockups and restrictions on sales of such equity, or exercise of stock options. If we do not renew his employment agreement after the initial three-year term, then we must pay six months’ severance and reimburse the first six months of the premiums associated with Mr. Birney’s continuation of health insurance for him and his family pursuant to COBRA. Mr. Birney is also subject to standard confidentiality and non-competition provisions.

Under our employment agreement with our Executive Chairman, Andrew Stranberg, dated July 13, 2021 and effective as of November 8, 2021, we agreed that, for a three-year term, unless terminated earlier in accordance with its terms, we will pay Mr. Stranberg an annual salary of $500,000 and will be eligible to receive an annual cash bonus as determined by the board of directors. In addition, the agreement provides that, as soon as practical after the consummation of the Company’s IPO Mr. Stranberg shall be awarded stock options for the purchase of 400,000 shares of the Company’s common stock with an exercise price equal to the price per share paid by investors in the IPO. The stock options will vest in accordance with the following vesting schedule: the options will vest over a four-year period with 25% of the options vesting on the first anniversary of the date of grant and the balance of the options (75%) will vest monthly over the following three years after the first anniversary of the date of grant at a rate of 1/36 per month. Mr. Stranberg will be provided with standard executive benefits. The Company will also provide standard indemnification and directors’ and officers’ insurance. The Company may terminate Mr. Stranberg’s employment by giving at least 30 days written notice. If we terminate Mr. Stranberg without cause or he resigns for good reason as provided under the agreement, we must pay at least 24 months’ severance, reimbursement of Mr. Stranberg for the first 18 months of the premiums associated with Mr. Stranberg’s continuation of health insurance for him and his family pursuant to COBRA, and immediate vesting of any outstanding unvested equity granted to Mr. Stranberg during his employment and immediate lifting of all lockups and restrictions on sales of such equity, or exercise of stock options. If we do not renew his employment agreement after the initial three-year term, then we must pay six months’ severance and reimburse the first six months of the premiums associated with Mr. Stranberg’s continuation of health insurance for him and his family pursuant to COBRA. Mr. Stranberg is also subject to standard confidentiality and non-competition provisions.

Under our employment agreement with Christopher Rollins, our Chief Financial Officer, dated September 7, 2021 and effective as of November 8, 2021, we agreed that, for a two-year term, unless terminated earlier in accordance with its terms, Mr. Rollins will serve as our Chief Financial Officer. We will pay Mr. Rollins an annual salary of $250,000. For each fiscal year completed during this term, Mr. Rollins will be eligible to receive a cash bonus determined by the achievement of specified Company performance metrics. Prior to each fiscal year, a Company net sales target will be set for the following fiscal year. Mr. Rollins will receive a bonus equal to: (i) 20% of salary if 75% of the net sales target is achieved; (ii) 25% of salary if 100% of the net sales target is achieved; (iii) 50% of salary if 125% of the net sales target is achieved; or (iv) 80% of salary if 150% of the net sales target is achieved. Actual net sales for the fiscal year will be determined by the Company’s audited financial statements and according to Generally Accepted Accounting Principles. If actual net sales is between two of the bonus thresholds, then Mr. Rollins will receive a pro rata performance basis. Mr. Rollins may also be eligible for additional bonus amounts as determined by the board of directors. In addition, the agreement provides that, as soon as practical after the consummation of the Company’s IPO Mr. Rollins shall be awarded stock options for the purchase of 81,000 shares of the Company’s common stock with an exercise price equal to the price per share paid by investors in the IPO. The agreement further provides that we shall also enter into a restricted stock award agreement with Mr. Rollins granting him 10,000 restricted shares of common stock. Both the restricted stock and the stock options will vest in accordance with the following vesting schedule: the options will vest over a two-year period with 33% of the options vesting immediately upon issuance and the balance of the options (67%) vesting monthly over the following two years at a rate of 1/24 per month. Mr. Rollins will be provided with standard executive benefits. The Company will also provide standard indemnification and directors’ and officers’ insurance. The Company may terminate Mr. Rollins’s employment by giving at least 30 days written notice. If we terminate Mr. Rollins without cause or he resigns for good reason as provided under the agreement, we must pay the lesser of the number of months’ severance remaining under the term of the agreement, or six months, provided that he will receive at least three months’ severance; reimbursement of Mr. Rollins for the first 18 months of the premiums associated with Mr. Rollins’s continuation of health insurance for him and his family pursuant to COBRA; and immediate vesting of any outstanding unvested equity granted to Mr. Rollins during his employment and immediate lifting of all lockups and restrictions on sales of such equity, or exercise of stock options. If we do not renew his employment agreement after the initial two-year term, then we must pay six months’ severance and reimburse the first six months of the premiums associated with Mr. Rollins’s continuation of health insurance for him and his family pursuant to COBRA. Mr. Rollins is also subject to standard confidentiality and non-competition provisions.

Under our consulting agreement with John Audibert, our Vice President of Strategy and Growth Initiatives, and his wholly-owned company, Josselin Capital Advisors, Inc., or the Consultant, dated December 2, 2021, we agreed that, for a 27-month term, unless terminated earlier in accordance with its terms, we will receive the services of the Consultant and pay or grant the Consultant the compensation described below, and Mr. Audibert will continue to serve as our Vice President of Strategy and Growth Initiatives. We agreed to pay the Consultant a signing fee of $30,000, an annual fee of $100,000 and a monthly automobile bonus of $750. We agreed to grant the Consultant base restricted stock bonuses as follows: (i) 20,000 restricted shares of common stock, granted as of the agreement date, which vests on the three-month anniversary of the date of grant; (ii) 20,000 additional fully-vested shares of common stock to be granted on the six-month anniversary of the agreement date; and (iii) 20,000 additional fully-vested shares of Common Stock to be granted on the twelve-month anniversary of the agreement date. We also agreed to performance-based equity grants to the Consultant consisting of (i) the grant of an option which may be exercised to purchase 65,000 shares of common stock at the exercise price per share of $3.90 which will vest based on the attainment of the option’s performance-based criteria, and fully-vested restricted stock to be granted upon attainment of the same performance-based criteria, as follows: (i) 10,000 fully-vested restricted shares will be granted and the stock option will vest as to 10,000 shares of common stock if our sales exceed $21,000,000 combined for any two consecutive quarters or if our market capitalization exceeds $65,000,000 for twenty-five (25) out of thirty (30) consecutive trading days anytime within the agreement term; (ii) 10,000 additional fully-vested restricted shares will be granted and the stock option will vest as to 10,000 additional shares of common stock if our sales exceed $25,000,000 combined for any two consecutive quarters or if our market capitalization exceeds $75,000,000 for twenty-five (25) out of thirty (30) consecutive trading days anytime within the term; (iii) 15,000 additional fully-vested restricted shares will be granted and the stock option shall vest as to 20,000 additional shares if our sales exceed $37,500,000 combined for any two consecutive quarters or if our market capitalization exceeds $90,000,000 for twenty-five (25) out of thirty (30) consecutive trading days anytime within the agreement term; and (iv) 25,000 additional fully-vested restricted shares will be granted and the stock option will vest as to 25,000 additional shares if our sales exceed $45,000,000 combined for any two consecutive quarters or if our market capitalization exceeds $180,000,000 for twenty-five (25) out of thirty (30) consecutive trading days anytime within the term. “Sales” will be determined by our audited or reviewed financial statements and according to Generally Accepted Accounting Principles. Our “market capitalization” will be the closing stock price of our common stock as reported by The NASDAQ Stock Market LLC multiplied by the total shares of common stock outstanding as of 4:00 PM E.T. on the date that such closing stock price was determined as reported by our transfer agent. All such grants will be subject to standard forms of stock option or restricted stock award agreements and the terms and conditions of our Amended and Restated 2021 Equity Incentive Plan. They will also be subject to the lock-up provisions of the Lock-Up Agreement between Mr. Audibert and EF Hutton, division of Benchmark Investments, LLC, or the representative, dated November 8, 2021, which generally provides that any shares of our common stock held at any time by Mr. Audibert during the 180 days following our initial public offering may not be transferred without the consent of the representative. Upon the occurrence of a change in control during the consulting agreement’s term, whether or not the Consultant’s engagement is terminated, or upon Consultant’s termination without cause, all restricted stock, stock option, stock appreciation right or similar awards granted to or pending grant to and held by the Consultant will immediately vest and will no longer be subject to forfeiture, unless expressly provided otherwise in the governing documents for such awards. For each fiscal year completed during this term, the Consultant will also be eligible to receive additional bonuses as determined by the board of directors. Both we and the Consultant may terminate the consulting agreement by giving at least 30 days’ written notice. If we or the Consultant terminate the consulting agreement without cause as provided under the agreement, and the Consultant and Mr. Audibert then deliver their signatures to the general release and waiver form annexed to the consulting agreement, we must pay a $25,000 fee. The Consultant and Mr. Audibert are also subject to standard independent contractor, confidentiality and non-interference provisions.

Outstanding Equity Awards at Fiscal Year-End

As of December 31, 2021, the following named executive officers had the following unexercised options, stock that has not vested, and equity incentive plan awards:

Name	Number of Securities Underlying Unexercised Options # Exercisable	# Unexercisable	Incentive Plan Awards: Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock not Vested	Market Value of Shares or Units not Vested	Awards: Number of Unearned Shares, Units or Other Rights not Vested	Value of Unearned Shares, Units or Other Rights not Vested
Andrew Shape, President, Chief Executive Officer and Director	-	323,810	-	$4.15	11/11/2031	-	-	-	-

Andrew Stranberg, Executive Chairman and Director	-	400,000	-	$4.15	11/11/2031	-	-	-	-

Randolph Birney, Executive Vice President	-	76,190	-	$4.15	11/11/2031	-	-	-	-

Christopher Rollins, Chief Financial Officer	28,991	52,009	-	$4.15	11/11/2031	6,142	$38,847	-	-

Director Compensation

The directors of the Company were compensated as such during the fiscal year ended December 31, 2021, as follows:

Name and Principal Position	Fees Earned or Paid in Cash	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation Earnings	Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Andrew Stranberg	$-	$-	$-	$-	$-	$-	$-

Andrew Shape	$-	$-	$-	$-	$-	$-	$-

Travis McCourt	$-	$-	$2,062	$-	$-	$-	$2,062

Alan Chippindale	$-	$-	$2,062	$-	$-	$-	$2,062

Alejandro Tan	$-	$-	$2,062	$-	$-	$-	$2,062

Ashley Marshall	$-	$-	$2,062	$-	$-	$-	$2,062

Under their independent director agreements, each independent director will receive an annual cash fee and an initial award of restricted common stock and stock options. We will pay the annual cash compensation fee to each independent director in four equal installments no later than the fifth business day of each calendar quarter commencing in the quarter ending March 31, 2022. We granted the restricted stock and options to the independent directors on November 12, 2021. The cash fee paid to each independent director will be $20,000 as to Ms. Marshall, $26,000 as to Mr. McCourt, $26,000 as to Mr. Chippindale, and $20,000 as to Mr. Tani. Under their agreements, 2,892 shares of restricted common stock were awarded to each independent director. The restricted stock will vest in four (4) equal quarterly installments commencing in the quarter ending March 31, 2022. The options that were awarded to each independent director may be exercised to purchase 5,000 shares of common stock at the exercise price $4.15 per share. The options vest and become exercisable in twelve (12) equal monthly installments over the first year following the date of grant, subject to the respective independent director continuing in service on our board of directors through each such vesting date. The term of each stock option is ten (10) years from the date of grant. We will also reimburse each independent director for pre-approved reasonable business-related expenses incurred in good faith in connection with the performance of the independent director’s duties for us. As also required under the independent director agreements, we have separately entered into a standard indemnification agreement with each of our independent directors, the term of which began upon November 8, 2021.

2021 Equity Incentive Plan

On September 14, 2021, we established the Stran & Company, Inc. Amended and Restated 2021 Equity Incentive Plan, or the Equity Incentive Plan or Plan. The purpose of the Plan is to grant restricted stock, stock options and other forms of incentive compensation to our officers, employees, directors and consultants. The maximum number of shares of common stock that may be issued pursuant to awards granted under the Plan is 3,000,000 shares. Cancelled and forfeited stock options and stock awards may again become available for grant under the Plan. As of the date of this prospectus, all shares remain available for issuance under the Plan.

The following summary briefly describes the principal features of the Plan and is qualified in its entirety by reference to the full text of the Plan.

Awards that may be granted include: (a) Incentive Stock Options, (b) Non-qualified Stock Options, (c) Stock Appreciation Rights, (d) Restricted Awards, (e) Performance Share Awards, and (f) Performance Compensation Awards. These awards offer our officers, employees, consultants and directors the possibility of future value, depending on the long-term price appreciation of our Common Stock and the award holder’s continuing service with our company.

Stock options give the option holder the right to acquire from us a designated number of shares of Common Stock at a purchase price that is fixed upon the grant of the option. The exercise price will not be less than the market price of the Common Stock on the date of grant. Stock options granted may be either tax-qualified stock options (so-called “incentive stock options”) or non-qualified stock options.

Stock appreciation rights, or SARs, which may be granted alone or in tandem with options, have an economic value similar to that of options. When a SAR for a particular number of shares is exercised, the holder receives a payment equal to the difference between the market price of the shares on the date of exercise and the exercise price of the shares under the SAR. The exercise price for SARs normally is the market price of the shares on the date the SAR is granted. Under the Plan, holders of SARs may receive this payment — the appreciation value — either in cash or shares of Common Stock valued at the fair market value on the date of exercise. The form of payment will be determined by us.

Restricted shares are shares of Common Stock awarded to participants at no cost. Restricted shares can take the form of awards of restricted stock, which represent issued and outstanding shares of our Common Stock subject to vesting criteria, or restricted stock units, which represent the right to receive shares of our Common Stock subject to satisfaction of the vesting criteria. Restricted shares are forfeitable and non-transferable until the shares vest. The vesting date or dates and other conditions for vesting are established when the shares are awarded.

The Plan also provides for performance compensation awards, representing the right to receive a payment, which may be in the form of cash, shares of Common Stock, or a combination, based on the attainment of pre-established goals.

All of the permissible types of awards under the Plan are described in more detail as follows:

Purposes of Plan: The purposes of the Plan are to attract and retain officers, employees and directors for our company and its subsidiaries; motivate them by means of appropriate incentives to achieve long-range goals; provide incentive compensation opportunities; and further align their interests with those of our stockholders through compensation that is based on our Common Stock.

Administration of the Plan: The Plan is currently administered by our board of directors and will be administered by our compensation committee once it is established (which we refer to as the administrator). Among other things, the administrator has the authority to select persons who will receive awards, determine the types of awards and the number of shares to be covered by awards, and to establish the terms, conditions, performance criteria, restrictions and other provisions of awards. The administrator has authority to establish, amend and rescind rules and regulations relating to the Plan.

Eligible Recipients: Persons eligible to receive awards under the Plan will be those officers, employees, consultants, and directors of our company and its subsidiaries who are selected by the administrator.

Shares Available Under the Plan: The maximum number of shares of our Common Stock that may be delivered to participants under the Plan is 3,000,000, subject to adjustment for certain corporate changes affecting the shares, such as stock splits. Shares subject to an award under the Plan for which the award is canceled, forfeited or expires again become available for grants under the Plan. Shares subject to an award that is settled in cash will not again be made available for grants under the Plan.

Stock Options:

General. Subject to the provisions of the Plan, the administrator has the authority to determine all grants of stock options. That determination will include: (i) the number of shares subject to any option; (ii) the exercise price per share; (iii) the expiration date of the option; (iv) the manner, time and date of permitted exercise; (v) other restrictions, if any, on the option or the shares underlying the option; and (vi) any other terms and conditions as the administrator may determine.

Option Price. The exercise price for stock options will be determined at the time of grant. Normally, the exercise price will not be less than the fair market value on the date of grant. As a matter of tax law, the exercise price for any incentive stock option awarded may not be less than the fair market value of the shares on the date of grant. However, incentive stock option grants to any person owning more than 10% of our voting stock must have an exercise price of not less than 110% of the fair market value on the grant date.

Exercise of Options. An option may be exercised only in accordance with the terms and conditions for the option agreement as established by the administrator at the time of the grant. The option must be exercised by notice to us, accompanied by payment of the exercise price. Payments may be made in cash or, at the option of the administrator, by actual or constructive delivery of shares of Common Stock to the holder of the option based upon the fair market value of the shares on the date of exercise.

Expiration or Termination. Options, if not previously exercised, will expire on the expiration date established by the administrator at the time of grant. In the case of incentive stock options, such term cannot exceed ten years provided that in the case of holders of more than 10% of our voting stock, such term cannot exceed five years. Options will terminate before their expiration date if the holder’s service with our company or a subsidiary terminates before the expiration date. The option may remain exercisable for specified periods after certain terminations of employment, including terminations as a result of death, disability or retirement, with the precise period during which the option may be exercised to be established by the administrator and reflected in the grant evidencing the award.

Incentive and Non-Qualified Options. As described elsewhere in this summary, an incentive stock option is an option that is intended to qualify under certain provisions of the Code, for more favorable tax treatment than applies to non-qualified stock options. Any option that does not qualify as an incentive stock option will be a non-qualified stock option. Under the Code, certain restrictions apply to incentive stock options. For example, the exercise price for incentive stock options may not be less than the fair market value of the shares on the grant date and the term of the option may not exceed ten years. In addition, an incentive stock option may not be transferred, other than by will or the laws of descent and distribution, and is exercisable during the holder’s lifetime only by the holder. In addition, no incentive stock options may be granted to a holder that is first exercisable in a single year if that option, together with all incentive stock options previously granted to the holder that also first become exercisable in that year, relate to shares having an aggregate market value in excess of $100,000, measured at the grant date.

Stock Appreciation Rights: Awards of SARs may be granted alone or in tandem with stock options. SARs provide the holder with the right, upon exercise, to receive a payment, in cash or shares of stock, having a value equal to the excess of the fair market value on the exercise date of the shares covered by the award over the exercise price of those shares. Essentially, a holder of a SAR benefits when the market price of the Common Stock increases, to the same extent that the holder of an option does, but, unlike an option holder, the SAR holder need not pay an exercise price upon exercise of the award.

Stock Awards: Stock awards can also be granted under the Plan. A stock award is a grant of shares of Common Stock or of a right to receive shares in the future. These awards will be subject to such conditions, restrictions and contingencies as the administrator shall determine at the date of grant. Those may include requirements for continuous service and/or the achievement of specified performance goals.

Cash Awards: A cash award is an award that may be in the form of cash or shares of Common Stock or a combination, based on the attainment of pre-established performance goals and other conditions, restrictions and contingencies identified by the administrator.

Section 162(m) of the Code: Section 162(m) of the Code limits publicly-held companies to an annual deduction for U.S. federal income tax purposes of $1.0 million for compensation paid to each of their principal executive officer or principal financial officer and their three highest compensated executive officers (other than the principal executive officer or principal financial officer) determined at the end of each year, referred to as covered employees.

Performance Criteria: Under the Plan, one or more performance criteria will be used by the administrator in establishing performance goals. Any one or more of the performance criteria may be used on an absolute or relative basis to measure the performance of our company, as the administrator may deem appropriate, or as compared to the performance of a group of comparable companies, or published or special index that the administrator deems appropriate. In determining the actual size of an individual performance compensation award, the administrator may reduce or eliminate the amount of the award through the use of negative discretion if, in its sole judgment, such reduction or elimination is appropriate. The administrator shall not have the discretion to (i) grant or provide payment in respect of performance compensation awards if the performance goals have not been attained or (ii) increase a performance compensation award above the maximum amount payable under the Plan.

Other Material Provisions: Awards will be evidenced by a written agreement, in such form as may be approved by the administrator. In the event of various changes to the capitalization of our company, such as stock splits, stock dividends and similar re-capitalizations, an appropriate adjustment will be made by the administrator to the number of shares covered by outstanding awards or to the exercise price of such awards. The administrator is also permitted to include in the written agreement provisions that provide for certain changes in the award in the event of a change of control of our company, including acceleration of vesting. Except as otherwise determined by the administrator at the date of grant, awards will not be transferable, other than by will or the laws of descent and distribution. Prior to any award distribution, we are permitted to deduct or withhold amounts sufficient to satisfy any employee withholding tax requirements. Our board also has the authority, at any time, to discontinue the granting of awards. The board also has the authority to alter or amend the Plan or any outstanding award or may terminate the Plan as to further grants, provided that no amendment will, without the approval of our stockholders, to the extent that such approval is required by law or the rules of an applicable exchange, increase the number of shares available under the Plan, change the persons eligible for awards under the Plan, extend the time within which awards may be made, or amend the provisions of the Plan related to amendments. No amendment that would adversely affect any outstanding award made under the Plan can be made without the consent of the holder of such award.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Transactions with Related Persons

The following includes a summary of transactions since the beginning of our 2018 fiscal year, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 or one percent of the average of our total assets at year-end for the last three completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Executive Compensation” above). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

●	In 2018, Andrew Stranberg, our Executive Chairman and majority shareholder, issued notes payable totaling $1,000,000 to the Company in exchange for a Company loan. The amounts due from Mr. Stranberg were unsecured and non-interest bearing and there was no formal repayment plan under the notes. At December 31, 2020, 2019 and 2018, the amounts due from Mr. Stranberg were $6,748, $0 and $0. The amounts outstanding under all notes issued by Mr. Stranberg to the Company were repaid as of July 20, 2021.

●	Since 2018 we have also borrowed funds from our Executive Chairman, Andrew Stranberg, during periods when Mr. Stranberg did not already owe funds to us. The loans are unsecured, non-interest bearing, and there is no formal repayment plan. At December 31, 2020, 2019 and 2018, the amounts due to Mr. Stranberg were $0, $38,207 and $2,097, respectively. In September 2021, Mr. Stranberg loaned us $500,000 on an unsecured basis, accruing interest at 5% compounding monthly with no formal repayment plan. The total amount owed, including principal of $500,000 and interest of $4,740, was repaid to Mr. Stranberg on November 22, 2021.

●	From July 2018 to November 2021, the Company had a secured line of credit with Bank of America allowing borrowings of as much as $3,500,000. At December 31, 2020 and 2019, borrowings on this line of credit amounted to $1,650,000 and $2,150,000, respectively. The line bore interest at the LIBOR Daily Floating Rate plus 2.75%. At December 31, 2020 and 2019, interest rates were 4.20% and 4.55%, respectively. The line was reviewed annually and was due on demand. This line of credit was secured by substantially all assets of the Company. Mr. Stranberg was a guarantor on the line of credit. We fully repaid and terminated this line of credit on November 22, 2021.

●	We and Alan Chippindale, one of our independent directors, are parties to a Buyer’s Agreement, dated June 25, 2020. Under the agreement, Mr. Chippindale agreed to provide certain merger and acquisition, management and recruitment consulting services in connection with our acquisition of the Wildman Imprint assets. We agreed to pay Mr. Chippindale a fee of $20,000 upon completion of a purchase and sale agreement and two annual fees of 1.5% of gross margin less costs attributable to the acquisition. In November 2021, we paid Mr. Chippindale $9,954 as the first annual fee under the agreement. The fees paid or that we have agreed to pay to Mr. Chippindale under the agreement to date have totaled less than $120,000. Our board of directors has determined that he remains eligible under NASDAQ and SEC rules to serve as an “independent director” of the Company and as a member and chairman of our compensation committee and a member of our nominating and corporate governance committee. Due to his compensation under the agreement, the board has determined that he is currently not eligible to be a member of our audit committee.

●	We entered into an agreement with Long Blockchain Corp., or LBCC, and its wholly-owned subsidiary, Stran Loyalty Group Inc., or SLG, dated July 26, 2018. According to a Schedule 13D jointly filed by the Company and Mr. Stranberg on August 7, 2018, as of July 26, 2018, Mr. Stranberg owned a total of 4,288,799 shares or approximately 23.6% of LBCC, which included 1,788,799 shares of common stock of LBCC that he previously acquired with his personal funds, and 2,500,000 shares that were required to be issued to the Company on July 26, 2018 which were deemed beneficially owned by Mr. Stranberg as a control person of the Company. According to a proxy statement filed by LBCC on April 19, 2019, as of April 12, 2019, Mr. Stranberg still beneficially owned 4,233,744 shares or approximately 13.5% of LBCC, including the 2,500,000 shares required to be issued to the Company. This agreement between us, LBCC and SLG was terminated as of July 31, 2020, and the Company has not received any of the 2,500,000 shares.

Under the agreement, we were required to provide SLG with certain assets and services for it to operate loyalty and gift card programs for designated program clients. Under the agreement we were also required to pay SLG all amounts collected by us, other than loyalty card balances, from program clients, and to provide an option to SLG to purchase the operating assets at cost. As compensation, LBCC was required to issue 2,500,000 shares of common stock to us upon signing and certain additional amounts of shares of its common stock to us depending on SLG’s net revenue and operating profit for each of the first two years of the contract, as follows:

Year One LBCC Share Compensation

SLG Net Revenue	SLG Adjusted EBITDA Margin	Number of LBCC Shares Earned
Less than $1,250,000	Less than 20%	The number of LBCC shares earned shall be based upon SLG’s net revenue for year one, divided by the average of the share price of LBCC’s common stock for the last 30 days of the year one measurement period, but in any event, not more than 1,750,000 shares of LBCC common stock, and if SLG’s year one net revenue is less than $625,000, then we forfeit any shares that we would otherwise earn
Equal to or greater than $1,250,000	Equal to or greater than 20%	1,750,000 LBCC shares shall be earned
Equal to or greater than $1,500,000	Equal to or greater than 25%	2,250,000 LBCC shares shall be earned, plus additional shares of LBCC common stock equal to 1.25 multiplied by the amount of SLG’s net revenue for year one that is greater than $1,500,000, divided by the average of the share price of LBCC’s common stock for the last 30 days of the year one measurement period

Year Two LBCC Share Compensation

Net Revenue	Adjusted EBITDA Margin	Number of LBCC Shares Earned
Less than $1,750,000	Less than 20%	The number of LBCC shares earned shall be based upon SLG’s net revenue for year two divided by the trailing 30-day share price of LBCC’s common stock, but in any event, not more than 2,000,000 shares of LBCC common stock
Equal to or greater than $1,750,000 and less than $2,250,000	Equal to or greater than 20%	2,000,000 LBCC shares shall be earned
Equal to or greater than $2,250,000	Equal to or greater than 25%	2,250,000 LBCC shares shall be earned, plus additional LBCC shares of common stock equal to 1.25 multiplied by the amount of SLG’s Net Revenue for year one that is greater than $2,250,000, divided by the average of the share price of LBCC common stock for the last 30 days of the year two measurement period.

Pursuant to the agreement, Mr. Stranberg entered into a subscription agreement with LBCC under which Mr. Stranberg purchased 1,500,000 additional shares of common stock of LBCC at $0.40 per share, or $600,000 in aggregate. According to a Schedule 13D jointly filed by the Company and Mr. Stranberg on August 7, 2018, Mr. Stranberg used personal funds for this purchase. Mr. Stranberg received a three-year warrant from LBCC to purchase an additional 450,000 shares of common stock of LBCC at $0.50 per share. Pursuant to the terms of the warrant, Mr. Stranberg was not permitted to exercise any portion of the warrant to the extent that after giving effect to such issuance after exercise, Mr. Stranberg (together with his affiliates, and any other persons acting as a group together with Mr. Stranberg or any of his affiliates), would beneficially own in excess of 9.99% of the number of shares outstanding immediately after giving effect to the issuance of shares issuable upon exercise of the warrant.  Pursuant to the subscription agreement, Mr. Stranberg agreed not to sell or transfer the shares and the warrant unless they are subsequently registered under the Securities Act and under applicable securities laws of certain states, or an exemption from such registration is available. Mr. Stranberg did not exercise the warrant.

Under the agreement, we and our affiliates, including Mr. Stranberg, had the option to purchase up to an additional 1,500,000 shares of common stock of LBCC at $0.40 per share prior to July 31, 2019, which if exercised in full would have also entitled us to another warrant to purchase up to an amount of common stock of LBCC equal to 30% of the amount that had been purchased. We and our affiliates, including Mr. Stranberg, did not exercise this option.

The agreement automatically renewed for additional one-year terms unless terminated by either party more than 60 days before the end of the term or upon a material breach of contract by the other party. The agreement did not specify the amount of compensation for additional term years.

Under the agreement, SLG was required to reimburse us for certain expenses that we incur as a result of providing the required program services. The amounts due from SLG at December 31, 2020 and 2019 were $0 and $138,561, respectively.

As required by the agreement with SLG and LBCC, we entered into a separate lockup agreement, dated July 26, 2018, in which we agreed not to transfer or sell the LBCC shares received upon execution and any LBCC shares received as compensation for the first year until July 31, 2019 and January 31, 2020, respectively, with exceptions for specified permitted transferees.

Other than Mr. Stranberg, as disclosed above, and our Vice President of Strategy and Growth Initiatives, John Audibert, who received a nominal number of shares of LBCC in exchange for services provided during 2018, no other officers, directors or shareholders of the Company are shareholders of LBCC.

Overlap in Management with Long Blockchain Corp.

In addition to the other terms of the agreement with SLG and LBCC described above, LBCC and our President, Chief Executive Officer and director Andrew Shape entered into an employment agreement dated as of July 26, 2018, pursuant to which Mr. Shape was appointed chief executive officer and chairman of the board of LBCC from July 2018 to February 2021. As a result of his position as both chief executive officer and chairman of the board of LBCC and as our chief executive officer, president and director, our management overlapped with the management of LBCC during that period.

Under Mr. Shape’s employment agreement, Mr. Shape was entitled to $200,000 annual salary through the equal quarterly issuance of restricted shares of common stock of LBCC at a price per share equal to 85% of the average closing price for ten trading days prior to the end of the quarter, but in any event not less than $0.30 per share. According to page 8 of a proxy statement filed by LBCC on April 22, 2019, as of April 12, 2019, “437,251 shares were earned by Mr. Shape under his employment agreement dated July 26, 2018, but not yet issued.” Pursuant to the employment agreement with LBCC, on May 21, 2019 Mr. Shape was granted a warrant to purchase 2,000,000 shares of common stock of LBCC at a price per share of $0.25, exercisable from January 18, 2019 to January 17, 2023. Mr. Shape has not exercised the warrant. The employment agreement contained other standard provisions including as to termination, nondisclosure and noncompetition. Mr. Shape resigned from his positions with LBCC as of February 2021 and none of our officers, directors or shareholders have any employment or directorship relationship with LBCC.

Revocation of Registration of Common Stock of Long Blockchain Corp.

Pursuant to an “Order Instituting Proceedings Pursuant To Section 12(j) Of The Securities Exchange Act Of 1934, Making Findings, And Revoking Registration Of Securities,” File No. 3-20228, Administrative Proceeding, Release No. 91174 / February 19, 2021, the SEC found that “[f]rom approximately 2015 to 2017, [LBCC]’s principal business was ready-to-drink beverages. In December 2017, the company changed its name to LBCC and announced that it was shifting its business operations from soft drink production to activities related to blockchain technology. Its blockchain business never became operational. LBCC has common stock registered pursuant to Section 12(g). The common stock of LBCC was registered under Section 12(b) of the Exchange Act and traded on NASDAQ until NASDAQ filed a Form 25 on June 6, 2018 to delist the securities. LBCC stock is currently quoted and on OTC Link whose parent company is OTC Markets Group, Inc.” In addition, the SEC found that “LBCC has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder in that it has not filed an annual report on Form 10-K since the period ended December 31, 2017. LBCC is also delinquent in filing quarterly reports, having not filed a Form 10-Q since the period ended September 30, 2018.” Based in part on these findings, effective February 22, 2021, the SEC revoked the registration of the common stock of LBCC under the Exchange Act, and its stock is no longer listed or quoted on any securities exchange or trading market.

Promoters and Certain Control Persons

Each of Andrew Shape, our co-founder and Chief Executive Officer, and Andrew Stranberg, our co-founder and Executive Chairman, may be deemed a “promoter” as defined by Rule 405 of the Securities Act. For information regarding compensation, including items of value, that have been provided or that may be provided to these individuals, please refer to “Executive Compensation” above.

PRINCIPAL AND SELLING SHAREHOLDERS

The common stock being offered by the selling shareholders are those previously issued in a private placement to the selling shareholders, and those issuable to the selling shareholders, upon exercise of the warrants. For additional information regarding the issuances of those shares of common stock and warrants, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Recent Developments – December 2021 Private Placement” above. We are registering the shares of common stock in order to permit the selling shareholders to offer the shares for resale from time to time. Except for the ownership of the shares of common stock and the warrants, the selling shareholders have not had any material relationship with us within the past three years.

The following table sets forth certain information with respect to the beneficial ownership of our shares of common stock as of the date of this prospectus, and as adjusted to reflect the sale of shares of common stock offered by the selling shareholders, for:

●	each of our named executive officers and directors;

●	all of our named executive officers and directors as a group;

●	each other shareholder known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock; and

●	all selling shareholders.

The second column of the table below lists the number of shares of common stock beneficially owned by each selling shareholder or other listed beneficial owner, based on its ownership of the shares of common stock and warrants, as of the date of this prospectus, assuming exercise of the warrants held by the selling shareholders on that date, without regard to any limitations on exercises.

The fourth column lists the shares of common stock being offered by this prospectus by the selling shareholders.

In accordance with the terms of the Registration Rights Agreement with the selling shareholders, this prospectus generally covers the resale of the sum of (i) the number of shares of common stock issued to the selling shareholders pursuant to the private placement described above and (ii) the maximum number of shares of common stock issuable upon exercise of the related private placement warrants issued to the selling shareholders pursuant to the private placement described above, determined as if the outstanding warrants were exercised in full as of the trading day immediately preceding the date this registration statement was initially filed with the SEC, each as of the trading day immediately preceding the applicable date of determination and all subject to adjustment as provided in the Registration Rights Agreement, without regard to any limitations on the exercise of the warrants. The fifth and sixth columns assume the sale of all of the shares offered by the selling shareholders pursuant to this prospectus.

Under the terms of the warrants, a selling shareholder may not exercise the warrants to the extent such exercise would cause such selling shareholder, together with its affiliates and attribution parties, to beneficially own a number of shares of common stock which would exceed 4.99% or 9.99%, as applicable, of our then outstanding common stock following such exercise, excluding for purposes of such determination shares of common stock issuable upon exercise of such warrants which have not been exercised. The number of shares in the second and fifth columns do not reflect this limitation. The selling shareholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares that they beneficially own, subject to applicable community property laws. Unless otherwise indicated in the footnotes below, based on the information provided to us by or on behalf of the selling shareholders, no selling shareholder is a broker-dealer or an affiliate of a broker-dealer.

Applicable percentage ownership is based on 19,573,982 shares of common stock outstanding as of the date of this prospectus. For purposes of computing the number of shares of common stock beneficially owned after this offering and computing percentage ownership after this offering, we have assumed that all shares of common stock held by the selling shareholders will be sold in this offering and all private placement warrants held by the selling shareholders and placement agent will be converted to shares of common stock and sold in this offering. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of common stock subject to options, warrants or other convertible securities held by that person or entity that are currently exercisable or releasable or that will become exercisable or releasable within 60 days of the date of this prospectus. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o our company, Stran & Company, Inc., 2 Heritage Drive, Suite 600, Quincy, MA 02171.

Name of Beneficial Owner	Common Stock Beneficially Owned Prior to this Offering(1) (2)		Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus	Common Stock Beneficially Owned After this Offering(1) (2)
	Shares	%	0	Shares	%
Andrew Stranberg, Executive Chairman, Treasurer, Secretary, and Director(3)	5,600,000	28.6%	0	5,600,000	28.6%
Andrew Shape, President, Chief Executive Officer and Director(4)	3,400,000	17.4%	0	3,400,000	17.4%
Randolph Birney, Executive Vice President (5)	800,000	4.1%	0	800,000	4.1%
Christopher Rollins, Chief Financial Officer(6)	46,000	*	0	46,000	*
John Audibert, Vice President of Growth and Strategic Initiatives(7)	30,000	*	0	30,000	*
Travis McCourt, Director(8)	4,559	*	0	4,559	*
Alan Chippindale, Director(8)	4,559	*	0	4,559	*
Alejandro Tani, Director(8)	4,559	*	0	4,559	*
Ashley Marshall, Director(8)	4,559	*	0	4,559	*
All executive officers and directors (9 persons)	9,884,966	50.5%	0	9,884,966	50.5%
Leviston Resources LLC (9)	113,179	*	113,179	0	0
3i, LP (10)	688,577	3.5%	452,715	235,862	1.2%
Armistice Capital Master Fund Ltd. (11)	2,355,865	12.0%	1,810,865	545,000	2.8%
Alta Partners LLC (12)	452,715	2.3%	452,715	0	0
Intracoastal Capital, LLC (13)	376,859	1.9%	226,359	150,500	*
Iroquois Capital Investment Group, LLC (14)	33,952	*	33,952	0	0
Iroquois Master Fund, Ltd. (15)	79,224	*	79,224	0	0
Sabby Volatility Warrant Master Fund, Ltd. (16)	1,687,500	8.6%	1,687,500	0	0
Empery Asset Master, LTD (17)	330,399	1.7%	330,399	0	0
Empery Tax Efficient, LP (18)	122,319	*	122,319	0	0
Altium Growth Fund, LP (19)	905,434	4.6%	905,434	0	0
Orca Capital GmbH (20)	113,625	*	113,625	0	0
Cavalry Fund I LP (21)	565,895	2.9%	565,895	0	0
Cavalry Special Ops Fund LLC (2)	565,895	2.9%	565,895	0	0
Nomis Bay Ltd. (23)	271,629	1.4%	271,629	0	0
BPY Limited (24)	181,084	*	181,084	0	0
Evergreen Capital Management LLC (25)	113,177	*	113,177	0	0
Kepos Alpha Master Fund L.P. (26)	2,160,863	11.0%	1,810,863	350,000	1.8%
Kingswood Capital Partners, LLC (27)	9,837	*	9,837	0	0
Joseph T. Rallo (28)	60,660	*	60,660	0	0
David W. Boral (29)	60,661	*	60,661	0	0

* Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as set forth below, each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to the shares of our common stock.

(2)	Applicable percentage ownership is based on 19,573,982 shares of common stock issued and outstanding as of the date of this prospectus.

(3)	Mr. Stranberg was granted options to purchase 400,000 shares of Common Stock on November 12, 2021. The options have an exercise price of $4.15 per share and a term of ten years. They are subject to vesting over a four (4) year period with twenty-five percent (25%) of the options vesting on the first anniversary of the date of grant and the balance of the options (seventy-five percent (75%)) vesting monthly over the following three (3) years after the first anniversary of the date of grant at a rate of 1/36 per month. None of the options are exercisable within 60 days of the date of this prospectus and therefore are not considered to be beneficially owned at that time.

On May 24, 2021, Mr. Stranberg transferred 700,000 shares of Common Stock to Theseus Capital Ltd., or Theseus, pursuant to a stock purchase agreement.  Pursuant to a different arrangement with Mr. Stranberg from Mr. Shape and Mr. Birney’s (described below), Theseus paid Mr. Stranberg a nominal cash purchase price of $100 for the Common Stock. Theseus does not have any relationship with the Company other than as a shareholder, and its payment for Mr. Stranberg’s stock was made to Mr. Stranberg and not to the Company. In connection with this agreement, Theseus executed an irrevocable proxy providing that Mr. Stranberg may vote and exercise all voting and related rights with respect to the shares. The irrevocable proxy will automatically terminate with respect to any shares that Theseus sells in a transaction or series of transactions on any national securities exchange or other trading market on which the shares then trade. On or around November 16, 2021, an order to transfer 200,000 of the shares by Theseus to another holder was approved by Mr. Stranberg and the Company and processed by its transfer agent. Due to the current or potential shared voting and investment powers that Mr. Stranberg retained over the shares that Mr. Stranberg transferred to Theseus, the 500,000 shares of Common Stock that are still held by Theseus are included in Mr. Stranberg’s beneficial ownership total and the beneficial ownership total for all executive officers and directors for purposes of complying with the beneficial ownership rules of the SEC. Mr. Stranberg disclaims beneficial ownership over the shares held by Theseus except to the extent of his pecuniary interest therein.

(4)	On May 24, 2021, Mr. Stranberg transferred 3,400,000 shares of common stock to Mr. Shape pursuant to a stock purchase agreement at a price per share that is equal to $0.1985 per share, being the price of our shares as of December 31, 2020 determined through an independent valuation of the Company dated April 27, 2021, in accordance with Section 409A of the Internal Revenue Code of 1986, as amended. Mr. Shape paid the purchase price for the shares to Mr. Stranberg through the delivery to Mr. Stranberg of a promissory note. The promissory note provides for 2% simple annual interest, and principal and accrued interest must be repaid by the note’s third anniversary. The note grants a security interest to Mr. Stranberg in the transferred stock as to the repayment obligations under the note. The stock is subject to a lockup provision providing that one-half of the purchased shares may not be sold until the second anniversary of the date of the stock purchase agreement; provided, however, that such restriction on transfer will expire at a rate of 1/48th of the shares subject to the restriction per month over such two year period.

Mr. Shape was granted options to purchase 323,810 shares of Common Stock on November 12, 2021.  The options have an exercise price $4.15 per share, a term of ten years and are subject to vesting over a four (4) year period with twenty-five percent (25%) of the options vesting on the first anniversary of the date of grant and the balance of the options (seventy-five percent (75%)) vesting monthly over the following three (3) years after the first anniversary of the date of grant at a rate of 1/36 per month. None of the options will be exercisable within 60 days of the date of this prospectus and therefore are not considered to be beneficially owned at that time.

(5)	On May 24, 2021, Mr. Stranberg transferred 800,000 shares of common stock to Mr. Birney pursuant to a stock purchase agreement at a price per share that is equal to $0.1985 per share, being the price of our shares as of December 31, 2020 determined through an independent valuation of the Company dated April 27, 2021, in accordance with Section 409A of the Internal Revenue Code of 1986, as amended. Mr. Birney paid the purchase price for the shares to Mr. Stranberg through the delivery to Mr. Stranberg of a promissory note. The promissory note provides for 2% simple annual interest, and principal and accrued interest must be repaid by the note’s third anniversary. The stock is subject to a lockup provision providing that one-half of the purchased shares may not be sold until the second anniversary of the date of the stock purchase agreement; provided, however, that such restriction on transfer will expire at a rate of 1/48th of the shares subject to the restriction per month over such two year period.

Mr. Birney was granted options to purchase 76,190 shares of Common Stock on November 12, 2021.  The options have an exercise price of $4.15 per share, a term of ten years and are subject to vesting over a four (4) year period with twenty-five percent (25%) of the options vesting on the first anniversary of the date of grant and the balance of the options (seventy-five percent (75%)) vesting monthly over the following three (3) years after the first anniversary of the date of grant at a rate of 1/36 per month. None of the options will be exercisable within 60 days of the date of this prospectus and therefore are not considered to be beneficially owned at that time.

(6)	Mr. Rollins was granted options to purchase 81,000 shares of Common Stock and 10,000 restricted shares of Common Stock on November 12, 2021. The options have an exercise price of $4.15 per share and a term of ten years. Both the restricted stock and the stock options vest in accordance with the following vesting schedule: The restricted stock and options vest over a two-year period with 33% of the restricted stock and options vesting immediately upon issuance and the balance of the restricted stock and options (67%) vesting monthly over the following two years at a rate of 1/24 per month. Mr. Rollins will be provided with standard executive benefits. 35,000 of the options will not be exercisable within 60 days of the date of this prospectus and therefore are not considered to be beneficially owned at that time.

(7)	Mr. Audibert was granted options to purchase 53,000 shares of our common stock and 10,000 restricted shares of Common Stock on November 12, 2021. The options have an exercise price $4.15 and a term of ten years. Both the options and restricted shares are subject to vesting over a three (3) year period with one-third (1/3) of the restricted stock and options vesting on each of the first, second and third anniversaries of the date of grant. None of the options or restricted stock will have vested within 60 days of the date of this prospectus and therefore are not considered to be beneficially owned at that time. On December 2, 2021, Mr. Audibert’s wholly-owned company Josselin Capital Advisors, Inc., a consultant to the Company, was granted 20,000 restricted shares of Common Stock and an option to purchase 65,000 shares of Common Stock at a price per share of $3.90. The shares are subject to vesting over a three-month period with all shares vesting on the three-month anniversary of the date of grant. The options vest in portions based on the attainment of certain performance-based criteria. As none of these performance-based criteria have been met as of the date of this prospectus, these options are not considered to be beneficially owned at that time.

(8)	Each of Mr. McCourt, Mr. Chippindale, Mr. Tani, and Ms. Marshall were granted options to purchase 5,000 shares of Common Stock and 2,892 restricted shares of Common Stock on November 12, 2021. The restricted shares vest in four (4) equal quarterly installments commencing in the quarter ending March 31, 2022. The options vest in twelve (12) equal monthly installments over the first year following the date of grant, subject to the recipient continuing in service on the board of directors of the Company through each such vesting date. 3,333 of the options of each recipient will not be exercisable within 60 days of the date of this prospectus and therefore are not considered to be beneficially owned at that time.

(9)	The total number of shares being offered includes 50,302 shares of common stock, and 62,877 shares of common stock issuable upon the exercise of warrants. The address of Leviston Resources LLC is 1225 Avenue Ponce De Leon, PH-855, San Juan Puerto Rico 00907. Roman Rogol is the Chief Financial Officer of Leviston Resources LLC and has voting and investment power over the securities held by it. Roman Rogol disclaims beneficial ownership of the shares held by Leviston Resources LLC except to the extent of his pecuniary interest, if any, in such shares.

(10)	The total number of shares being offered includes 201,207 shares of common stock, and 251,508 shares of common stock issuable upon the exercise of private placement warrants. The selling shareholder also beneficially owns 235,862 shares of common stock issuable upon the exercise of warrants issued in our initial public offering. The address of 3i, LP is 140 Broadway, Fl 38, New York, NY 10005. Maier J. Tarlow is the Manager on behalf of the GP of 3i, LP and has voting and investment power over the securities held by it. Maier J. Tarlow disclaims beneficial ownership of the shares held by 3i, LP except to the extent of his pecuniary interest, if any, in such shares.

(11)	The total number of shares being offered includes 804,829 shares of common stock, and 1,006,036 shares of common stock issuable upon the exercise of private placement warrants. The selling shareholder also beneficially owns 545,000 shares of common stock issuable upon the exercise of warrants issued in our initial public offering. The address of Armistice Capital Master Fund Ltd. is c/o Armistice Capital, LLC 510 Madison Avenue, 7th Floor, New York, NY 10022. Steven Boyd is the Chief Information Officer of Armistice Capital, LLC and the Investment Manager of Armistice Capital Master Fund Ltd. and has voting and investment power over the securities held by it. Steven Boyd disclaims beneficial ownership of the shares held by Armistice Capital Master Fund Ltd. except to the extent of his pecuniary interest, if any, in such shares.

(12)	The total number of shares being offered includes 201,207 shares of common stock, and 251,508 shares of common stock issuable upon the exercise of warrants. The address of Alta Partners LLC is 29 Valentine Lane, Old Brookville, New York, NY 11545. Steven Cohen is the Managing Member of Alta Partners LLC and has voting and investment power over the securities held by it. Steven Cohen disclaims beneficial ownership of the shares held by Alta Partners LLC except to the extent of his pecuniary interest, if any, in such shares.

(13)	The total number of shares being offered includes 100,604 shares of common stock, and 125,755 shares of common stock issuable upon the exercise of warrants. The selling shareholder also beneficially owns 150,500 shares of common stock issuable upon the exercise of warrants issued in our initial public offering. The address of Intracoastal Capital, LLC is 245 Palm Trail, Delray Beach, FL 33483. Mitchell P. Kopin and Daniel B. Asher, each of whom are managers of Intracoastal Capital LLC, have shared voting control and investment discretion over the securities reported herein that are held by Intracoastal Capital, LLC. As a result, each of Mr. Kopin and Mr. Asher may be deemed to have beneficial ownership of the securities reported herein that are held by Intracoastal Capital, LLC.

(14)	The total number of shares being offered includes 15,090 shares of common stock, and 18,862 shares of common stock issuable upon the exercise of warrants. The address of Iroquois Capital Investment Group, LLC is 125 Park Avenue, 25th floor, New York, NY, 10017. Richard Abbe is the Managing Member of Iroquois Capital Investment Group, LLC and has voting and investment power over the securities held by it. Richard Abbe disclaims beneficial ownership of the shares held by Iroquois Capital Investment Group, LLC except to the extent of his pecuniary interest, if any, in such shares.

(15)	The total number of shares being offered includes 35,211 shares of common stock, and 44,013 shares of common stock issuable upon the exercise of warrants. The address of Iroquois Master Fund, Ltd. is 125 Park Avenue, 25th floor, New York, NY, 10017. Kimberly Page is the Managing Member of its Investment Advisor of Iroquois Master Fund, Ltd. and has voting and investment power over the securities held by it. Kimberly Page disclaims beneficial ownership of the shares held by Iroquois Master Fund, Ltd. except to the extent of his pecuniary interest, if any, in such shares.

(16)	The total number of shares being offered includes 750,000 shares of common stock, and 937,500 shares of common stock issuable upon the exercise of warrants. Sabby Management, LLC is the investment manager of Sabby Volatility Warrant Master Fund, Ltd. and shares voting and investment power with respect to these shares in this capacity. As manager of Sabby Management, LLC, Hal Mintz also shares voting and investment power on behalf of Sabby Volatility Warrant Master Fund, Ltd. The address of the Sabby Volatility Warrant Master Fund, Ltd. is c/o Sabby Management, LLC, 10 Mountainview Road, Suite 205, Upper Saddle River, NJ 07458. Each of Sabby Management, LLC and Hal Mintz disclaims beneficial ownership over the securities listed except to the extent of their pecuniary interest therein.

(17)	The total number of shares being offered includes 146,844 shares of common stock, and 183,555 shares of common stock issuable upon the exercise of warrants. The address of Empery Asset Master, LTD is c/o Empery Asset Management, LP, 1 Rockefeller Plaza, Suite 1205, New York, NY 10020. Empery Asset Management LP, the authorized agent of Empery Asset Master Ltd (“EAM”), has discretionary authority to vote and dispose of the shares held by EAM and may be deemed to be the beneficial owner of these shares. Martin Hoe and Ryan Lane, in their capacity as investment managers of Empery Asset Management LP, may also be deemed to have investment discretion and voting power over the shares held by EAM. EAM, Mr. Hoe and Mr. Lane each disclaim any beneficial ownership of these shares.

(18)	The total number of shares being offered includes 54,364 shares of common stock, and 67,955 shares of common stock issuable upon the exercise of warrants. The address of Empery Tax Efficient, LP is c/o Empery Asset Management, LP, 1 Rockefeller Plaza, Suite 1205, New York, NY 10020. Empery Asset Management LP, the authorized agent of Empery Tax Efficient, LP (“ETE”), has discretionary authority to vote and dispose of the shares held by ETE and may be deemed to be the beneficial owner of these shares. Martin Hoe and Ryan Lane, in their capacity as investment managers of Empery Asset Management LP, may also be deemed to have investment discretion and voting power over the shares held by ETE. ETE, Mr. Hoe and Mr. Lane each disclaim any beneficial ownership of these shares.

(19)	The total number of shares being offered includes 402,415 shares of common stock, and 503,019 shares of common stock issuable upon the exercise of warrants. Altium Capital Management, LP, the investment manager of Altium Growth Fund, LP, has voting and investment power over these securities. Jacob Gottlieb is the managing member of Altium Capital Growth GP, LLC, which is the general partner of Altium Growth Fund, LP. Each of Altium Growth Fund, LP and Jacob Gottlieb disclaims beneficial ownership over these securities. The principal address of Altium Capital Management, LP is 152 West 57th Street, 20th Floor, New York, NY 10019

(20)	The total number of shares being offered includes 50,500 common stocks, and 63,125 common stocks issuable upon the exercise of warrants. The address of Orca Capital GmbH is Sperlring 2, 85276, Hettenshausen, Germany. Thomas Koenig is the Managing Director of Orca Capital GmbH and has voting and investment power over the securities held by it. Thomas Koenig disclaims beneficial ownership of the shares held by Orca Capital Gmbh except to the extent of his pecuniary interest, if any, in such shares.

(21)	The total number of shares being offered includes 251,509 shares of common stock, and 314,386 shares of common stock issuable upon the exercise of warrants. The address of Cavalry Fund I LP is 82 E. Allendale Rd., Ste 5B Saddle River, NJ 07458. Thomas Walsh is the Managing Member of Cavalry Fund I LP and has voting and investment power over the securities held by it. Thomas Walsh disclaims beneficial ownership of the shares held by Cavalry Fund I LP except to the extent of his pecuniary interest, if any, in such shares.

(22)	The total number of shares being offered includes 251,509 shares of common stock, and 314,386 shares of common stock issuable upon the exercise of warrants. The address of Cavalry Special Ops Fund LLC is 82 E. Allendale Rd., Ste 5B Saddle River, NJ 07458. Thomas Walsh is the Managing Member of Cavalry Special Ops Fund LLC and has voting and investment power over the securities held by it. Thomas Walsh disclaims beneficial ownership of the shares held by Cavalry Special Ops Fund LLC except to the extent of his pecuniary interest, if any, in such shares.

(23)	The total number of shares being offered includes 120,724 shares of common stock, and 150,905 shares of common stock issuable upon the exercise of warrants. The address of Nomis Bay Ltd. is 145 Adelaide St. West, Suite 400, M5H 4E5, Toronto, Ontario, Canada. Marc Bistricer is the Chief Information Officer of Nomis Bay Ltd. and Murchinson Ltd is the subadvisor of Nomis Bay Ltd. They have voting and investment power over the securities held by it. Marc Bistricer disclaims beneficial ownership of the shares held by Nomis Bay Ltd. except to the extent of his pecuniary interest, if any, in such shares.

(24)	The total number of shares being offered includes 80,482 shares of common stock, and 100,602 shares of common stock issuable upon the exercise of warrants. The address of BPY Limited is 145 Adelaide St. West, Suite 400, M5H 4E5, Toronto, Ontario, Canada. Marc Bistricer is the Chief Information Officer of BPY Limited and Murchinson Ltd is the subadvisor of BPY Limited. They have voting and investment power over the securities held by it. Marc Bistricer disclaims beneficial ownership of the shares held by BPY Limited except to the extent of his pecuniary interest, if any, in such shares.

(25)	The total number of shares being offered includes 50,301 shares of common stock, and 62,876 shares of common stock issuable upon the exercise of warrants. The address of Evergreen Capital Management LLC is 156 W Saddle River Rd, Saddle River, NJ 07458. Jeffrey Pazdro is the Manager of Evergreen Capital Management LLC and has voting and investment power over the securities held by it. Jeffrey Pazdro disclaims beneficial ownership of the shares held by Evergreen Capital Management LLC except to the extent of his pecuniary interest, if any, in such shares.

(26)	The total number of shares being offered includes 804,828 shares of common stock, and 62,876 shares of common stock issuable upon the exercise of private placement warrants. The selling securityholder also beneficially owns 350,000 shares of common stock issuable upon the exercise of warrants issued in our initial public offering. The address of Kepos Alpha Master Fund L.P. is 11 Times Square, 35th Flr, New York NY 10036. Kepos Capital LP is the investment manager of the selling securityholder and Kepos Partners LLC is the General Partner of the selling shareholder and each may be deemed to have voting and dispositive power with respect to the shares. The general partner of Kepos Capital LP is Kepos Capital GP LLC (the “Kepos GP”) and the Managing Member of Kepos Partners LLC is Kepos Partners MM LLC (“Kepos MM”). Mark Carhart controls Kepos GP and Kepos MM and, accordingly, may be deemed to have voting and dispositive power with respect to the shares held by this selling shareholder. Mr. Carhart disclaims beneficial ownership of the shares held by the selling shareholder. The address of Kepos Capital LP and Mr. Carhart is 11 Times Square, 35th Floor, New York, New York 10036.

(27)	The total number of shares being offered includes 9,837 shares of common stock issuable upon the exercise of warrants. The address of Kingswood Capital Partners, LLC is 11440 W. Bernardo Ct., Suite 300, San Diego, CA 92127. Michael Nessim is the chief executive officer and president of Kingswood Capital Partners, LLC, and holds voting and dispositive power over the securities held by the selling shareholder. Kingswood Capital Partners, LLC is an affiliate of the representative.

(28)	The total number of shares being offered includes 60,660 shares of common stock issuable upon the exercise of warrants. The address of Joseph T. Rallo is 181 Montauk Highway, East Hampton, NY 11937. Joseph T. Rallo holds voting and dispositive power over the securities held by the selling shareholder. Joseph T. Rallo is an affiliate of the representative.

(29)	The total number of shares being offered includes 60,661 shares of common stock issuable upon the exercise of warrants. The address of David W. Boral is 2 Sea Wall Lane, Bayville, NY 11709. David W. Boral holds voting and dispositive power over the securities held by the selling shareholder. David W. Boral is an affiliate of the representative.

We do not currently have any arrangements which if consummated may result in a change of control of our company.

DESCRIPTION OF SECURITIES

General

Our authorized capital stock currently consists of 350,000,000 shares, consisting of 300,000,000 shares of common stock, par value $0.0001 per share, and 50,000,000 shares of “blank check” preferred stock, par value $0.0001 per share.

The following description summarizes important terms of the classes of our capital stock following the filing of our articles of incorporation. This summary does not purport to be complete and is qualified in its entirety by the provisions of our articles of incorporation and our bylaws which have been filed as exhibits to the registration statement of which this prospectus is a part.

As of the date of this prospectus, there were 19,573,982 shares of common stock and no shares of preferred stock issued and outstanding.

Common Stock

Voting Rights. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. Under our articles of incorporation and bylaws, any corporate action to be taken by vote of shareholders other than for election of directors shall be authorized by the affirmative vote of the majority of votes cast. Directors are elected by a plurality of votes. Shareholders do not have cumulative voting rights.

Dividend Rights. Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds.

Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.

Other Rights. Holders of common stock have no preemptive, conversion or subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock.

Preferred Stock

Our articles of incorporation authorize our board to issue up to 50,000,000 shares of preferred stock in one or more series, to determine the designations and the powers, preferences and rights and the qualifications, limitations and restrictions thereof, including the dividend rights, conversion or exchange rights, voting rights (including the number of votes per share), redemption rights and terms, liquidation preferences, sinking fund provisions and the number of shares constituting the series. Our board of directors could, without shareholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of common stock and which could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock.

Warrants Issued in Initial Public Offering

Form. The warrants will be issued under a warrant agency agreement between us and Vstock Transfer, LLC, as warrant agent. The material terms and provisions of the warrants offered hereby are summarized below. The following description is subject to, and qualified in its entirety by, the form of warrant agency agreement and accompanying form of warrant, which is filed as an exhibit to the registration statement of which this prospectus is a part. You should review a copy of the form of warrant agency agreement and accompanying form of warrant for a complete description of the terms and conditions applicable to the warrants.

Exercisability. The warrants are exercisable immediately upon issuance and will thereafter remain exercisable at any time up to five (5) years from the date of original issuance. The warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice accompanied by payment in full for the number of shares purchased upon such exercise (except in the case of a cashless exercise as discussed below).

Exercise Price. Each warrant represents the right to purchase one share of common stock at an initial exercise price of $5.1875, equal to 125% of the initial public offering price. Due to our subsequent private placement of common stock and common stock purchase warrants at a purchase price of $4.97 for one share and 1.25 warrants combined, after attributing a warrant value of $0.125, the exercise price per share of the initial public offering warrants was reduced to $4.81375 as of December 10, 2021. The exercise price is subject to appropriate adjustment in the event of certain share dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our shares of common stock and also upon any distributions of assets, including cash, stock or other property to our shareholders. The warrant exercise price is also subject to further anti-dilution adjustments under certain circumstances.

Cashless Exercise. If, at any time during the term of the warrants, the issuance of shares of common stock upon exercise of the warrants is not covered by an effective registration statement, the holder is permitted to effect a cashless exercise of the warrants (in whole or in part) by having the holder deliver to us a duly executed exercise notice, canceling a portion of the warrant in payment of the purchase price payable in respect of the number of shares of common stock purchased upon such exercise.

Failure to Timely Deliver Shares. If we fail for any reason to deliver to the holder the shares subject to an exercise by the date that is the earlier of (i) two (2) trading days and (ii) the number of trading days that is the standard settlement period on our primary trading market as in effect on the date of delivery of the exercise notice, we must pay to the holder, in cash, as liquidated damages and not as a penalty, for each $1,000 of shares subject to such exercise (based on the daily volume weighted average price of our shares of common stock on the date of the applicable exercise notice), $10 per trading day (increasing to $20 per trading day on the fifth (5th) trading day after such liquidated damages begin to accrue) for each trading day after such date until such shares are delivered or the holder rescinds such exercise. In addition, if after such date the holder is required by its broker to purchase (in an open market transaction or otherwise) or the holder’s brokerage firm otherwise purchases, shares of common stock to deliver in satisfaction of a sale by the holder of the shares which the holder anticipated receiving upon such exercise, then we shall (A) pay in cash to the holder the amount, if any, by which (x) the holder’s total purchase price (including brokerage commissions, if any) for the shares of common stock so purchased exceeds (y) the amount obtained by multiplying (1) the number of shares that we were required to deliver to the holder in connection with the exercise at issue times (2) the price at which the sell order giving rise to such purchase obligation was executed, and (B) at the option of the holder, either reinstate the portion of the warrant and equivalent number of shares for which such exercise was not honored (in which case such exercise shall be deemed rescinded) or deliver to the holder the number of shares of common stock that would have been issued had we timely complied with our exercise and delivery obligations.

Exercise Limitation. A holder will not have the right to exercise any portion of a warrant if the holder (together with its affiliates) would beneficially own in excess of 4.99% of the number of shares of common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the warrants. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99%, provided that any increase in such percentage shall not be effective until 61 days following notice from the holder to us.

Exchange Listing. The warrants will be listed and traded on the Nasdaq Capital Market under the symbol “STRNW”.

Rights as a Shareholder. Except as otherwise provided in the warrants or by virtue of such holder’s ownership of our shares of common stock, the holder of a warrant does not have the rights or privileges of a holder of our shares of common stock, including any voting rights, until the holder exercises the warrant.

Governing Law and Jurisdiction. The warrant agency agreement and warrant provide that the validity, interpretation, and performance of the warrant agency agreement and the warrants will be governed by the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction. In addition, the warrant agency agreement and warrant provide that any action, proceeding or claim against any party arising out of or relating to the warrant agency agreement or the warrants must be brought and enforced in the state and federal courts sitting in the City of New York, Borough of Manhattan. Investors in this offering will be bound by these provisions. With respect to any complaint asserting a cause of action arising under the Securities Act or the rules and regulations promulgated thereunder, we note, however, that there is uncertainty as to whether a court would enforce this provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Furthermore, notwithstanding the foregoing, these provisions of the warrant agency agreement and warrant will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum.

Representative’s Warrants

We also issued a warrant to purchase 149,639 shares of common stock to the representative of the underwriters in the offering. The representative’s warrant will be exercisable at a per share exercise price of $5.1875. The representative’s warrant is exercisable at any time and from time to time, in whole or in part, during the four-and-a-half-year period commencing six months after its issuance.

Private Placement Warrants and Placement Agent’s Warrants

Warrants

On December 10, 2021, the Company issued warrants for the purchase of 5,464,903 shares of common stock, at an initial exercise price of $4.97 per share, the number of warrant shares and exercise price each being subject to adjustment provided under the warrants. The warrants are immediately exercisable on the date of issuance, and expire five years from the date of issuance.

The warrants also have certain downward pricing adjustment mechanisms. If at any time the warrants are outstanding, if the Company issues or sells common stock, or convertible securities or options issuable or exchangeable into common stock (a “Dilutive Issuance”), under which such common stock is sold for a consideration per share less than the exercise price then in effect, the exercise price of the warrant will be adjusted to the Dilutive Issuance price in accordance with the formulas provided in the warrant subject to a floor price. The floor price will be $4.80 per warrant share before stockholder approval of private placement is obtained and effective. After stockholder approval is obtained and effective, the floor price will change to $1.00 per warrant share. The warrants also have certain registration rights provided to the purchasers under the Registration Rights Agreement entered in connection with the private placement.

The warrants also have customary antidilution provisions with respect to stock splits and equity dividends by which the exercise price of the warrant shares and number of shares purchasable under the warrants will be changed proportionately; participation rights in certain asset distributions and rights offerings and certain changes of control and other major corporate changes; and will be provided comparable rights to alternative consideration if provided to shareholders with respect to certain transactions. If there is no effective registration statement registering, or no current prospectus available for, the resale of the warrant shares by the purchaser, then the warrants may also be exercised, in whole or in part, by means of a “cashless exercise”. The warrants may not be exercised if, after giving effect to the exercise by the purchaser, the purchaser would beneficially own in excess of 4.99% of the number of shares of common stock outstanding immediately after giving effect to the issuance of the warrant shares. Upon not less than 61 days’ prior notice to the Company, a warrant holder may increase or decrease the ownership limitation, provided that the ownership limitation in no event exceeds 9.99% of the number of shares of common stock outstanding immediately after giving effect to the issuance of the warrant shares.

Placement Agent Warrants

As partial payment for its placement agent services, the designees of EF Hutton, division of Benchmark Investments, LLC, or the representative, were issued warrants, or the Placement Agent Warrants, for the purchase of 3% of the number of shares of common stock purchased by the purchasers. The Placement Agent Warrants become exercisable on June 8, 2022 and expire on December 8, 2026. The Placement Agent Warrants have an initial exercise price equal to the exercise price of the Warrants, or $4.97 per share, and otherwise have the same antidilution provisions as the private placement warrants, except that the exercise price of the Placement Agent Warrants will not change as a result of a Dilutive Issuance (as defined above). If at the time of an exercise of such Placement Agent Warrants there is no effective registration statement registering, or no current prospectus available for, the resale of the shares that may be purchased under the Placement Agent Warrants, then the Placement Agent Warrants may also be exercised, in whole or in part, by means of a “cashless exercise”. The Placement Agent Warrants have the same registration rights provided to the purchasers under the Registration Rights Agreement entered in connection with the private placement. The Placement Agent Warrants may not be exercised if, after giving effect to the exercise the holder would beneficially own in excess of 4.99% of the number of shares of common stock outstanding immediately after giving effect to the issuance of the shares purchased pursuant to exercise of the Placement Agent Warrants. Upon not less than 61 days’ prior notice to the Company, the holder may increase or decrease the ownership limitation, provided that the ownership limitation in no event exceeds 9.99% of the number of shares of common stock outstanding immediately after giving effect to the issuance of shares of common stock pursuant to exercise of the Placement Agent Warrants.

Options

On November 12, 2021, we filed a Registration Statement on Form S-8 to register restricted stock and options to purchase stock issuable to certain of our executive officers, directors and employees pursuant to our Equity Incentive Plan. We then granted options to purchase a total of 1,337,500 shares of our common stock, including options to purchase up to 400,000 shares to our Executive Chairman, Treasurer, Secretary, and Director, Andrew Stranberg; 323,810 options to our Chief Executive Officer, President and Director, Andrew Shape; 76,190 options to our Executive Vice President, Randolph Birney; 81,000 options to our Vice President of Finance and Administration, Christopher Rollins; 53,000 options to our Vice President of Growth and Strategic Initiatives, John Audibert; 383,500 options to 59 other employees; and a total of 20,000 options to our independent directors. The options have an exercise price of $4.15 per share, and a term of ten years. The options are subject to vesting over a three (3) year period with one-third (1/3) of the options vesting on each of the first, second and third anniversaries of the date of grant, except that the options granted to Mr. Stranberg, Mr. Shape and Mr. Birney vest over a four-year period with 25% of the options vesting on the first anniversary of the date of grant and the balance of the options (75%) vesting monthly over the following three years after the first anniversary of the date of grant at a rate of 1/36 per month; Mr. Rollins’ options vest over a two-year period with 33% of the options vesting immediately upon issuance and the balance of the options (67%) vesting monthly over the following two years at a rate of 1/24 per month; and our independent directors’ options vest in twelve (12) equal monthly installments over the first year following the date of grant, subject to continued service.

On November 19, 2021, we granted a new employee an option to purchase up to 60,000 shares of common stock at an exercise price of $4.36 per share, which vests one-third per year of employment for three years. On December 2, 2021, we granted the Consultant 20,000 fully-vested shares of common stock and an option to purchase up to 65,000 shares of common stock at an exercise price of $3.90 per share, which vests in accordance with the satisfaction of certain performance-based criteria. On December 6, 2021, we granted a new employee 62,500 shares of restricted common stock and an option to purchase up to 62,500 shares of common stock at an exercise price of $5.21 per share, which vest one-eighth per quarter of employment, and an option to purchase up to 62,500 shares of common stock at an exercise price of $5.21 per share, which vests in accordance with the satisfaction of certain performance-based criteria.

For further description of the terms of the option grants to Mr. Stranberg, Mr. Shape, Mr. Birney, the Consultant, and our independent directors, please see “Executive Compensation – Employment Agreements” and “Executive Compensation – Director Compensation” in this prospectus.

Anti-Takeover Provisions

Provisions of the Nevada Revised Statutes, our articles of incorporation and our bylaws could have the effect of delaying or preventing a third-party from acquiring us, even if the acquisition would benefit our stockholders. Such provisions of the Nevada Revised Statutes, our articles of incorporation and our bylaws are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control of our company. These provisions are designed to reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares, or an unsolicited proposal for the restructuring or sale of all or part of our company.

Nevada Anti-Takeover Statutes

Pursuant to our articles of incorporation, we have elected not to be governed by the terms and provisions of Nevada’s control share acquisition laws (Nevada Revised Statutes 78.378 - 78.3793), which prohibit an acquirer, under certain circumstances, from voting shares of a corporation’s stock after crossing specific threshold ownership percentages, unless the acquirer obtains the approval of the issuing corporation’s stockholders. The first such threshold is the acquisition of at least one-fifth but less than one-third of the outstanding voting power.

Pursuant to our articles of incorporation, we have also elected not to be governed by the terms and provisions of Nevada’s combination with interested stockholders statute (Nevada Revised Statutes 78.411 - 78.444) which prohibits an “interested stockholder” from entering into a “combination” with the corporation, unless certain conditions are met. An “interested stockholder” is a person who, together with affiliates and associates, beneficially owns (or within the prior two years, did beneficially own) 10 percent or more of the corporation’s voting stock, or otherwise has the ability to influence or control such corporation’s management or policies.

Bylaws

In addition, various provisions of our bylaws may also have an anti-takeover effect. These provisions may delay, defer or prevent a tender offer or takeover attempt of the company that a stockholder might consider in his or her best interest, including attempts that might result in a premium over the market price for the shares held by our stockholders. Our bylaws may be adopted, amended or repealed by the affirmative vote of the holders of at least a majority of our outstanding shares of capital stock entitled to vote for the election of directors, and except as provided by Nevada law, our board of directors shall have the power to adopt, amend or repeal the bylaws by a vote of not less than a majority of our directors. Any bylaw provision adopted by the board of directors may be amended or repealed by the holders of a majority of the outstanding shares of capital stock entitled to vote for the election of directors. Our bylaws also contain limitations as to who may call special meetings as well as require advance notice of stockholder matters to be brought at a meeting. Additionally, our bylaws also provide that no director may be removed by less than a two-thirds vote of the issued and outstanding shares entitled to vote on the removal. Our bylaws also permit the board of directors to establish the number of directors and fill any vacancies and newly created directorships. These provisions will prevent a shareholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees.

Our bylaws establish an advance notice procedure for shareholder proposals to be brought before an annual meeting of our shareholders, including proposed nominations of persons for election to the board of directors. Shareholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a shareholder who was a shareholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given us timely written notice, in proper form, of the shareholder’s intention to bring that business before the meeting. Although our bylaws do not give the board of directors the power to approve or disapprove shareholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, our bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of our company.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock are available for our board of directors to issue without stockholder approval. We may use these additional shares for a variety of corporate purposes, including raising additional capital, corporate acquisitions and employee stock plans. The existence of our authorized but unissued shares of common stock could render it more difficult or discourage an attempt to obtain control of the company by means of a proxy context, tender offer, merger or other transaction since our board of directors can issue large amounts of capital stock as part of a defense to a take-over challenge. In addition, we have authorized in our articles of incorporation 50,000,000 shares of preferred stock, none of which are currently designated or outstanding. However, the board acting alone and without approval of our stockholders can designate and issue one or more series of preferred stock containing super-voting provisions, enhanced economic rights, rights to elect directors, or other dilutive features, that could be utilized as part of a defense to a take-over challenge.

Supermajority Voting Provisions

Nevada Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s articles of incorporation or bylaws, unless a corporation’s articles of incorporation or bylaws, as the case may be, require a greater percentage. Although our articles of incorporation and bylaws do not currently provide for such a supermajority vote on any matters, our board of directors can amend our bylaws and we can, with the approval of our stockholders, amend our articles of incorporation to provide for such a super-majority voting provision.

Cumulative Voting

Furthermore, neither the holders of our common stock nor the holders of our preferred stock have cumulative voting rights in the election of our directors. The combination of the present ownership by a few shareholders of a significant portion of our issued and outstanding common stock and lack of cumulative voting makes it more difficult for other shareholders to replace our board of directors or for a third party to obtain control of our company by replacing its board of directors.

Listing

Our common stock and warrants are listed and traded under the symbols “STRN” and “STRNW,” respectively, on the Nasdaq Capital Market.

Transfer Agent and Registrar

We have appointed VStock Transfer, LLC, 8 Lafayette Place, Woodmere, NY 11598, telephone 212-828-8436, as the transfer agent for our common stock.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF OUR SECURITIES

The following is a summary of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock and warrants that are being issued pursuant to this offering. This summary is limited to Non-U.S. Holders (as defined below) that hold our common stock or warrants as a capital asset (generally, property held for investment) for U.S. federal income tax purposes. This summary does not discuss all of the aspects of U.S. federal income and estate taxation that may be relevant to a Non-U.S. Holder in light of the Non-U.S. Holder’s particular investment or other circumstances. Accordingly, all prospective Non-U.S. Holders should consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the ownership and disposition of our common stock or warrants.

This summary is based on provisions of the Code, applicable U.S. Treasury regulations and administrative and judicial interpretations, all as in effect or in existence on the date of this prospectus. Subsequent developments in U.S. federal income or estate tax law, including changes in law or differing interpretations, which may be applied retroactively, could alter the U.S. federal income and estate tax consequences of owning and disposing of our common stock or warrants as described in this summary. There can be no assurance that the Internal Revenue Service, or IRS, will not take a contrary position with respect to one or more of the tax consequences described herein and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income or estate tax consequences of the ownership or disposition of our common stock or warrants.

As used in this summary, the term “Non-U.S. Holder” means a beneficial owner of our common stock or warrants that is not, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

●	an entity or arrangement treated as a partnership;

●	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust, if (1) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more “United States persons” (within the meaning of the Code) has the authority to control all of the trust’s substantial decisions, or (2) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock or warrants, the tax treatment of a partner in such a partnership generally will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partnerships, and partners in partnerships, that hold our common stock or warrants should consult their own tax advisors as to the particular U.S. federal income and estate tax consequences of owning and disposing of our common stock or warrants that are applicable to them.

This summary does not consider any specific facts or circumstances that may apply to a Non-U.S. Holder and does not address any special tax rules that may apply to particular Non-U.S. Holders, such as:

●	a Non-U.S. Holder that is a financial institution, insurance company, tax-exempt organization, pension plan, broker, dealer or trader in securities, dealer in currencies, U.S. expatriate, controlled foreign corporation or passive foreign investment company;

●	a Non-U.S. Holder holding our common stock or warrants as part of a conversion, constructive sale, wash sale or other integrated transaction or a hedge, straddle or synthetic security;

●	a Non-U.S. Holder that holds or receives our common stock or warrants pursuant to the exercise of any employee stock option or otherwise as compensation; or

●	a Non-U.S. Holder that at any time owns, directly, indirectly or constructively, 5% or more of our outstanding common stock.

In addition, this summary does not address any U.S. state or local, or non-U.S. or other tax consequences, or any U.S. federal income or estate tax consequences for beneficial owners of a Non-U.S. Holder, including shareholders of a controlled foreign corporation or passive foreign investment company that holds our common stock or warrants.

Each Non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of owning and disposing of our common stock or warrants.

Distributions on Our Common Stock

We do not currently expect to pay any cash dividends on our common stock. If we make distributions of cash or property (other than certain pro rata distributions of our common stock) with respect to our common stock, any such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax rules. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a nontaxable return of capital to the extent of the Non-U.S. Holder’s adjusted tax basis in our common stock and will reduce (but not below zero) such Non-U.S. Holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as gain from a disposition of our common stock subject to the tax treatment described below in “— Dispositions of Our Common Stock.”

Distributions on our common stock that are treated as dividends and that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States will be taxed on a net income basis at the regular graduated rates and in the manner applicable to United States persons. An exception may apply if the Non-U.S. Holder is eligible for, and properly claims, the benefit of an applicable income tax treaty and the dividends are not attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States. In such case, the Non-U.S. Holder may be eligible for a lower rate under an applicable income tax treaty between the United States and its jurisdiction of tax residence. Dividends that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States will not be subject to the U.S. withholding tax if the Non-U.S. Holder provides to the applicable withholding agent a properly executed IRS Form W-8ECI (or other applicable form) in accordance with the applicable certification and disclosure requirements. A Non-U.S. Holder treated as a corporation for U.S. federal income tax purposes may also be subject to a “branch profits tax” at a 30% rate (unless the Non-U.S. Holder is eligible for a lower rate under an applicable income tax treaty) on the Non-U.S. Holder’s earnings and profits (attributable to dividends on our common stock or otherwise) that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. The amount of taxable earnings and profits is generally reduced by amounts reinvested in the operations of the U.S. trade or business and increased by any decline in its equity.

The certifications described above must be provided to the applicable withholding agent prior to the payment of dividends and must be updated periodically. A Non-U.S. Holder may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS. Non-U.S. Holders should consult their own tax advisors regarding their eligibility for benefits under any relevant income tax treaty and the manner of claiming such benefits.

The foregoing discussion is subject to the discussions below under “—Backup Withholding and Information Reporting” and “—FATCA Withholding.”

Exercise of Our Warrants

Exercise of our warrants by a Non-U.S. Holder will cause the Holder to become a Non-U.S. Holder of our common stock with an adjusted basis in that stock generally equal to the Non-U.S. Holder’s adjusted basis in the warrant plus the amount paid to exercise the warrant(s). No U.S. income tax or withholding tax is applicable to such exercise.

Dispositions of Our Common Stock or Warrants

A Non-U.S. Holder generally will not be subject to U.S. federal income tax (including U.S. withholding tax) on gain recognized on any sale or other disposition of our common stock or warrants unless:

●	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States); in such case, the gain would be subject to U.S. federal income tax on a net income basis at the regular graduated rates and in the manner applicable to United States persons (unless an applicable income tax treaty provides otherwise) and, if the Non-U.S. Holder is treated as a corporation for U.S. federal income tax purposes, the “branch profits tax” described above may also apply;

●	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and meets certain other requirements; in such case, except as otherwise provided by an applicable income tax treaty, the gain, which may be offset by certain U.S. source capital losses, generally will be subject to a flat 30% U.S. federal income tax, even if the Non-U.S. Holder is not treated as a resident of the United States under the Code; or

●	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of (i) the five-year period ending on the date of disposition and (ii) the period that the Non-U.S. Holder held our common stock or warrants.

Generally, a corporation is a “United States real property holding corporation” if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we are not currently, and we do not anticipate becoming in the future, a United States real property holding corporation. However, because the determination of whether we are a United States real property holding corporation is made from time to time and depends on the relative fair market values of our assets, there can be no assurance in this regard. If we were a United States real property holding corporation, the tax relating to disposition of stock or warrants in a United States real property holding corporation generally will not apply to a Non-U.S. Holder whose holdings, direct, indirect and constructive, constituted 5% or less of our common stock or warrants at all times during the applicable period, provided that our common stock or warrants are “regularly traded on an established securities market” (as provided in applicable U.S. Treasury regulations) at any time during the calendar year in which the disposition occurs. However, no assurance can be provided that our common stock or warrants will be regularly traded on an established securities market for purposes of the rules described above. Non-U.S. Holders should consult their own tax advisors regarding any possible adverse U.S. federal income tax consequences to them if we are, or were to become, a United States real property holding corporation.

The foregoing discussion is subject to the discussions below under “—Backup Withholding and Information Reporting” and “—FATCA Withholding.”

Federal Estate Tax

Any shares of our common stock or warrants that are owned (or treated as owned) by an individual who is not a U.S. citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in that individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

Backup Withholding and Information Reporting

Backup withholding (currently at a rate of 24%) may apply to dividends paid by U.S. corporations in some circumstances, but will not apply to payments of dividends on our common stock to a Non-U.S. Holder if the Non-U.S. Holder provides to the applicable withholding agent a properly executed IRS Form W-8BEN or W-8BEN-E (or other applicable form) certifying under penalties of perjury that the Non-U.S. Holder is not a United States person or is otherwise entitled to an exemption. However, the applicable withholding agent generally will be required to report to the IRS (and to such Non-U.S. Holder) payments of dividends on our common stock and the amount of U.S. federal income tax, if any, withheld from those payments. In accordance with applicable treaties or agreements, the IRS may provide copies of such information returns to the tax authorities in the country in which the Non-U.S. Holder resides.

The gross proceeds from sales or other dispositions of our common stock or warrants may be subject, in certain circumstances discussed below, to U.S. backup withholding and information reporting. If a Non-U.S. Holder sells or otherwise disposes of any of our common stock or warrants outside the United States through a non-U.S. office of a non-U.S. broker and the disposition proceeds are paid to the Non-U.S. Holder outside the United States, the U.S. backup withholding and information reporting requirements generally will not apply to that payment. However, U.S. information reporting, but not U.S. backup withholding, will apply to a payment of disposition proceeds, even if that payment is made outside the United States, if a Non-U.S. Holder sells our common stock or warrants through a non-U.S. office of a broker that is a United States person or has certain enumerated connections with the United States, unless the broker has documentary evidence in its files that the Non-U.S. Holder is not a United States person and certain other conditions are met or the Non-U.S. Holder otherwise qualifies for an exemption.

If a Non-U.S. Holder receives payments of the proceeds of a disposition of our common stock or warrants to or through a U.S. office of a broker, the payment will be subject to both U.S. backup withholding and information reporting unless the Non-U.S. Holder provides to the broker a properly executed IRS Form W-8BEN or W-8BEN-E (or other applicable form) certifying under penalties of perjury that the Non-U.S. Holder is not a United States person, or the Non-U.S. Holder otherwise qualifies for an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be credited against the Non-U.S. Holder’s U.S. federal income tax liability (which may result in the Non-U.S. Holder being entitled to a refund), provided that the required information is timely furnished to the IRS.

FATCA Withholding

The Foreign Account Tax Compliance Act and related Treasury guidance (commonly referred to as FATCA) impose U.S. federal withholding tax at a rate of 30% on payments to certain foreign entities of (i) U.S.-source dividends (including dividends paid on our common stock) and (ii) the gross proceeds from the sale or other disposition of property that produces U.S.-source dividends (including sales or other dispositions of our common stock or warrants). This withholding tax applies to a foreign entity, whether acting as a beneficial owner or an intermediary, unless such foreign entity complies with (i) certain information reporting requirements regarding its U.S. account holders and its U.S. owners and (ii) certain withholding obligations regarding certain payments to its account holders and certain other persons. Accordingly, the entity through which a Non-U.S. Holder holds its common stock or warrants will affect the determination of whether such withholding is required. While withholding under FATCA would have also applied to payments of gross proceeds from the sale or other disposition of our common stock or warrants on or after January 1, 2019, U.S. Treasury regulations proposed in December, 2018 eliminate such withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed U.S. Treasury regulations until final U.S. Treasury regulations are issued. Non-U.S. Holders are encouraged to consult their tax advisors regarding FATCA.

PLAN OF DISTRIBUTION

Each selling shareholder of the securities and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their securities covered hereby on the Nasdaq Capital Market or any other stock exchange, market or trading facility on which the securities are traded or in private transactions. These sales may be at fixed or negotiated prices. A selling shareholder may use any one or more of the following methods when selling securities:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	settlement of short sales;

●	in transactions through broker-dealers that agree with the selling shareholders to sell a specified number of such securities at a stipulated price per security;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	a combination of any such methods of sale; or

●	any other method permitted pursuant to applicable law.

The selling shareholders may also sell securities under Rule 144 or any other exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.

Broker-dealers engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2121; and in the case of a principal transaction a markup or markdown in compliance with FINRA Rule 2121.

In connection with the sale of the securities or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The selling shareholders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling shareholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling shareholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the securities. The Company has agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the securities may be resold by the selling shareholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for the Company to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the securities have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the common stock by the selling shareholders or any other person. We will make copies of this prospectus available to the selling shareholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

LEGAL MATTERS

The validity of the shares of common stock covered by this prospectus and certain other legal matters as to Nevada law will be passed upon by Sherman & Howard L.L.C. The placement agent been represented in connection with this offering by Robinson & Cole LLP.

EXPERTS

The financial statements of our company appearing elsewhere in this prospectus have been included herein in reliance upon the report of BF Borgers CPA PC, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement, of which this prospectus is a part, on Form S-1 with the SEC relating to this offering. This prospectus does not contain all of the information in the registration statement and the exhibits included with the registration statement. For further information pertaining to us and the shares of common stock to be sold in this offering, you should refer to the registration statement and its exhibits. References in this prospectus to any of our contracts, agreements or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contracts, agreements or documents. You may read and copy the registration statement, the related exhibits and other material we file with the SEC at the SEC’s public reference room in Washington, D.C. at 100 F Street, Room 1580, N.E., Washington, D.C. 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. The website address is http://www.sec.gov.

We are subject to the informational requirements of the Exchange Act, and, in accordance with the Exchange Act, file reports, proxy and information statements and other information with the SEC. Such annual, quarterly and special reports, proxy and information statements and other information can be inspected and copied at the locations set forth above. We also make these documents publicly available, free of charge, on our website at www.stran.com as soon as reasonably practicable after filing such documents with the SEC. Information on, or accessible through, our website is not part of this prospectus.

FINANCIAL STATEMENTS

STRAN & COMPANY, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

STRAN & COMPANY, INC.

BALANCE SHEETS

	September 30,	December 31,
	2021	2020
	(unaudited)
ASSETS
CURRENT ASSETS:
Cash	$797,428	$647,235
Accounts Receivable	7,266,366	5,679,580
Deferred IPO Costs	459,638	-
Due From Wildman	108,476	-
Inventory	3,911,474	2,499,049
Prepaid Corporate Taxes	14,645	-
Prepaid Expenses	197,606	122,516
Security Deposit	355,406	324,927
	13,111,039	9,273,307

PROPERTY AND EQUIPMENT, NET:	599,952	449,972

OTHER ASSETS:
Intangible Asset - Customer List, Net	1,983,896	2,216,128
Due From Stockholder	-	6,748
Right of Use Asset - Office Leases	1,169,489	1,358,517
	3,153,385	3,581,393
	$16,864,376	$13,304,672

LIABILITIES AND STOCKHOLDER’S EQUITY

CURRENT LIABILITIES:
Note Payable - Line of Credit	$3,500,000	$1,650,000
Current Portion of Long-Term Debt	3,858	153,133
Current Portion of Wildman Contingent Earn-Out Liability	874,882	402,730
Current Obligation under Right of Use Asset - Office Leases	305,438	299,765
Accounts Payable and Accrued Expenses	5,803,939	3,267,933
Accrued Payroll and Related	914,510	1,021,971
Corporate Income Taxes Payable	-	231,980
Deferred Income Taxes	159,838	-
Due to Stockholder	500,000	-
Unearned Revenue	620,842	564,227
Rewards Program Liability	43,878	173,270
Sales Tax Payable	96,014	73,010
Note Payable - Wildman	162,358	162,358
	12,985,557	8,000,377

LONG-TERM LIABILITIES:
Long-Term Debt, Net of Current Portion	146,042	766,829
Long-Term Wildman Contingent Earn-Out Liability	976,078	1,850,960
Long-Term Obligation under Right of Use Asset - Office Leases	864,050	1,058,752
	1,986,170	3,676,541

STOCKHOLDER’S EQUITY:
Common Stock, $.0001 Par Value; 300,000,000 Shares Authorized,
10,000,000 Shares Issued and Outstanding	100	100
Retained Earnings	1,892,549	1,627,654
	1,892,649	1,627,754
	$16,864,376	$13,304,672

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

STRAN & COMPANY, INC.

STATEMENTS OF EARNINGS (LOSS) AND RETAINED EARNINGS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

(UNAUDITED)

	Three Months Ended September 30, 2021	Three Months Ended September 30, 2020	Nine Months Ended September 30, 2021	Nine Months Ended September 30, 2020

SALES	$10,947,724	$8,363,825	$27,075,116	$28,462,481

COST OF SALES:
Purchases	6,362,217	5,813,427	16,435,550	18,460,993
Freight	860,813	385,262	2,478,457	1,284,732
	7,223,030	6,198,689	18,914,007	19,745,725

GROSS PROFIT	3,724,694	2,165,136	8,161,109	8,716,756

OPERATING EXPENSES:
Bad Debt Expense	11,926	32,000	93,971	47,899
General and Administrative Expenses	2,677,175	2,047,478	8,239,160	6,667,584
	2,689,101	2,079,478	8,333,131	6,715,483

EARNINGS (LOSS) FROM OPERATIONS	1,035,593	85,658	(172,022)	2,001,273

OTHER INCOME AND (EXPENSE):
Other Income	6,378	-	776,440	10,000
Interest Expense	(26,260)	-	(66,066)	(41,619)
	(19,882)	-	710,374	(31,619)

EARNINGS (LOSS) BEFORE INCOME TAXES	1,015,711	85,658	538,352	1,969,654

INCOME TAXES:
Current:
State	-	88,725	76,338	118,300
Federal	3,730	227,952	37,281	303,936
	3,730	316,677	113,619	422,236
Deferred:
State	78,800	-	44,800	-
Federal	209,313	-	115,038	-
	288,113	-	159,838	-
	291,843	316,677	273,457	422,236

NET EARNINGS (LOSS)	723,868	(231,019)	264,895	1,547,418

RETAINED EARNINGS, BEGINNING	1,168,681	2,376,911	1,627,654	598,474

RETAINED EARNINGS, ENDING	$1,892,549	$2,145,892	$1,892,549	$2,145,892

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

STRAN & COMPANY, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

(UNAUDITED)

				Total
	Common Stock		Retained	Stockholders
	Shares	Value	Earnings	Equity
Balance, January 1, 2020	10,000,000	$100	$598,474	$598,574

Net Earnings	-	-	707,444	707,444

Balance, March 31, 2020	10,000,000	$100	1,305,918	1,306,018

Net Earnings	-	-	1,070,993	1,070,993

Balance, June 30, 2020	10,000,000	$100	$2,376,911	$2,377,011
Net Earnings	-	-	(231,019)	(231,019)

Balance, September 30, 2020	10,000,000	$100	2,145,892	$2,145,992

Balance, January 1, 2021	10,000,000	$100	$1,627,654	$1,627,754

Net Earnings	-	-	(290,084)	(290,084)

Balance, March 31, 2021	10,000,000	$100	1,337,570	1,337,670

Net Earnings	-	-	(168,889)	(168,889)

Balance, June 30, 2021	10,000,000	$100	$1,168,681	$1,168,781

Net Earnings			723,868	723,868

Balance, September 30, 2021	10,000,000	$100	1,892,549	1,892,649

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

STRAN & COMPANY, INC.

STATEMENTS OF CASH FLOWS

NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

(UNAUDITED)

	2021	2020

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Earnings	$264,894	$1,547,418
Noncash Items Included in Net Earnings:
Deferred Income Taxes	159,838	-
Depreciation and Amortization	333,495	135,354
Gain on Extinguishment of Debt	(770,061)	-
Intangible Asset - Customer List Impairment	63,204	-
Reduction in Wildman Earn-Out Payment	(402,730)	-
(Increase) Decrease In:
Accounts Receivable	(1,586,786)	1,976,005
Deferred IPO Costs	(459,638)	-
Due From Affiliate	-	138,561
Due From Wildman	(108,476)	-
Inventory	(1,412,425)	(436,243)
Prepaid Expenses	(89,735)	309,416
Security Deposit	(30,479)	(528,613)
Increase (Decrease) In:
Accounts Payable and Accrued Expenses	2,536,006	(1,764,456)
Accrued Payroll and Related	(107,461)	337,093
Corporate Income Taxes Payable	(231,980)	295,135
Unearned Revenue	56,615	(344,093)
Rewards Program Liability	(129,392)	(2,003,500)
Sales Tax Payable	23,004	22,230
	(1,892,107)	(315,752)

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to Property and Equipment	(314,448)	(99,787)

CASH FLOWS FROM FINANCING ACTIVITIES:
New Borrowings:
Note Payable - Line of Credit	4,225,000	3,030,000
Long-Term Debt	-	919,962
Debt Reduction:
Note Payable - Line of Credit	(2,375,000)	(5,180,000)
Increase in Due To/From Stockholder	506,748	(38,207)
	2,356,748	(1,268,245)

NET INCREASE (DECREASE) IN CASH	150,193	(1,683,725)

CASH - BEGINNING	647,235	2,438,260
CASH - ENDING	$797,428	$754,535

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

STRAN & COMPANY, INC.

STATEMENTS OF CASH FLOWS

NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

(UNAUDITED)

(CONTINUED)

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

	2021	2020
Cash Paid During The Period For:
Interest	$66,066	$41,619
Income Taxes	$360,906	$127,101

Schedule of Noncash Investing and Financing Transactions:
Cost of Intangible Asset - Customer List	$-	$2,253,690
Wildman Contingent Earn-Out	-	(2,253,690)
Cash Used for Purchase of Intangible Asset - Customer List	$-	$-

Cost of Wildman Inventory	$-	$649,433
Note Payable - Wildman	-	(162,358)
Cash Used for Purchase Wildman Inventory	$-	$487,075

Stran & Company, Inc.

NOTES TO FINANCIAL STATEMENTS

(UNAUDITED)

A.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

1.	Organization - Stran & Company, Inc., (the Company) was incorporated under the laws of the Commonwealth of Massachusetts and commenced operations on November 17, 1995. The Company re-incorporated under the laws of the State of Nevada on May 24, 2021.

2.	Operations - The Company is an outsourced marketing solutions provider that sells branded products to customers. The Company purchases products and branding through various third-party manufacturers and decorators and resells the finished goods to customers.

In addition to selling branded products, the Company offers clients custom sourcing capabilities; a flexible and customizable e-commerce solution for promoting branded merchandise and other promotional products, managing promotional loyalty and incentives, print collateral, and event assets, order and inventory management, and designing and hosting online retail popup shops, fixed public retail online stores, and online business-to-business service offerings; creative and merchandising services; warehousing/fulfillment and distribution; print-on-demand; kitting; point of sale displays; and loyalty and incentive programs.

3.	Method of Accounting – The Company’s financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. (“U.S. GAAP”).

4.	Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents.

5.	Concentration of Credit Risk - Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of accounts receivable and deposits in excess of federally insured limits. These risks are managed by performing ongoing credit evaluations of customers’ financial condition and by maintaining all deposits in high quality financial institutions.

6.	Inventory – Inventory consists of finished goods (branded products) and goods in process (un-branded products awaiting decoration). All inventory is stated at the lower of cost (first-in, first-out method) or market value.

7.	Property and Equipment - Property and equipment are recorded at cost. Maintenance and repairs are charged to expense as incurred whereas major betterments are capitalized. Depreciation is provided using straight-line and accelerated methods over five years.

8.	Fair Value of Financial Instruments - The Company’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, and notes payable. The recorded values of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, and notes payable approximate their fair values based on their short-term nature.

9.	Revenue Recognition - In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”), which is aimed at creating common revenue recognition guidance for GAAP and the International Financial Reporting Standards (“IFRS”). This new guidance provides a comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue guidance issued by the FASB. ASU 2014-09 also requires both qualitative and quantitative disclosures, including descriptions of performance obligations.

Stran & Company, Inc.

NOTES TO FINANCIAL STATEMENTS

(UNAUDITED)

(Continued)

A.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

On January 1, 2019, the Company adopted ASU 2014-09 and all related amendments (“ASC 606”) and applied its provisions to all uncompleted contracts using the modified retrospective basis. The application of this new revenue recognition standard resulted in no adjustment to the opening balance of retained earnings.

Performance Obligations - Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the company determines the customer has obtained control over the promised good or service. The amount of revenue recognized reflects the consideration of which the Company expects to be entitled in exchange for the promised goods or services.

The following provides detailed information on the recognition of the Company’s revenue from contracts with customers:

Product Sales - The Company is engaged in the development and sale of promotional programs and products. Revenue on the sale of these products is recognized after orders are shipped.

Reward Card Program - The Company facilitates a reward card program for a customer and receives a transaction fee when the customer issues or replenishes a new reward card. Revenue is recognized when cards are issued or replenished.

The following table disaggregates the Company’s revenue based on the timing of satisfaction of performance obligations for the nine months ended September 30,:

	2021	2020
Performance Obligations Satisfied at a Point in Time	$27,075,116	$28,462,481
Performance Obligations Satisfied Over Time	-	-
Total Revenue	$27,075,116	$28,462,481

10.	Freight - The Company includes freight charges as a component of cost of goods sold.

11.	Uncertainty in Income and Other Taxes - The Company adopted the standards for Accounting for Uncertainty in Income Taxes (income, sales, use, and payroll), which required the Company to report any uncertain tax positions and to adjust its financial statements for the impact thereof. As of September 30, 2021 and 2020, the Company determined that it had no tax positions that did not meet the “more likely than not” threshold of being sustained by the applicable tax authority. The Company files tax and information returns in the United States Federal, Massachusetts, and other state jurisdictions. These returns are generally subject to examination by tax authorities for the last three years.

12.	Income Taxes - Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are provided for differences between the basis of assets and liabilities for financial statements and income tax purposes. The Company has historically utilized accelerated tax depreciation to minimize federal income taxes.

Stran & Company, Inc.

NOTES TO FINANCIAL STATEMENTS

(UNAUDITED)

(Continued)

A.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

13.	Sales Tax - Sales tax collected from customers is recorded as a liability, pending remittance to the taxing jurisdiction. Consequently, sales taxes have been excluded from revenues and costs. The Company remits sales, use, and GST taxes to Massachusetts, other state jurisdictions, and Canada, respectively.

14.	Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

B.	ALLOWANCE FOR DOUBTFUL ACCOUNTS, NET:

The Company uses the allowance method to account for uncollectible accounts receivable balances. Under the allowance method, an estimate of uncollectible customer balances is made based on the Company’s prior history and other factors such as credit quality of the customer and economic conditions of the market. Based on these factors, at September 30, 2021 and December 31, 2020, there was an allowance for doubtful accounts of $232,847 and $150,847, respectively.

C.	INVENTORY:

Inventory consists of the following as of:

	September 30, 2021	December 31, 2020
Finished Goods (branded products)	$2,773,084	$2,271,982
Goods in Process (un-branded products)	1,138,390	227,067
	$3,911,474	$2,499,049

D.	PROPERTY AND EQUIPMENT:

Property and Equipment consists of the following as of:

	September 30, 2021	December 31, 2020
Leasehold Improvements	$5,664	$5,664
Office Furniture and Equipment	386,297	342,692
Software	925,183	654,340
Transportation Equipment	62,424	62,424
	1,379,568	1,065,120
Accumulated Depreciation	(779,616)	(615,148)
	$599,952	$449,972

E.	DUE FROM STOCKHOLDER:

The amount due from stockholder is unsecured and non-interest bearing. There is no formal repayment plan and, accordingly, this amount has been recorded as long-term. At September 30, 2021 and December 31, 2020, the amounts due from stockholder were $0 and $6,748, respectively.

Stran & Company, Inc.

NOTES TO FINANCIAL STATEMENTS

(UNAUDITED)

(Continued)

F.	NOTE PAYABLE - LINE OF CREDIT:

The Company has a $3,500,000 line of credit with Bank of America at September 30, 2021 and December 31, 2020, borrowings on this line of credit amounted to $3,500,000 and $1,650,000, respectively. The line bears interest at the LIBOR Daily Floating Rate plus 2.75%. At September 30, 2021 and December 31, 2020, interest rates were 4.20%. The line is reviewed annually and is due on demand. This line of credit is secured by substantially all assets of the Company.

G.	LONG-TERM DEBT:

Long-Term Debt consists of the following at September 30,:

		2021	2020
1.00%	Loan Payable - PPP Loan - Bank of America: Due in monthly installments of $1,209 including interest to March 2025.	$-	$770,062
3.75%	Loan Payable - EIDL Loan - SBA: Due in monthly installments of $731 including interest to April 2051.	149,900	149,900
		149,900	919,962
	Current Portion	(3,858)	(153,133)
	Long-Term Debt	$146,042	$766,829

On April 15, 2020, the Company received loan proceeds from Bank of America in the amount of approximately $770,062 under the Paycheck Protection Program (“PPP”). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”), provides for loans to qualifying businesses for amounts up to 2.5 times the average qualifying monthly payroll expenses of the qualifying business. The loans and accrued interest are forgivable as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower is unable to re-hire to the same employment level on or before December 31, 2020, reduces salaries during the covered period, or uses more than forty percent of the money spent on non-employment expenses.

The unforgiven portion of the PPP loan is payable over five years at an interest rate of 1% with a deferral of payments for the first six months. The Company received forgiveness by the U.S. Small Business Administration (SBA) of the PPP loan in full, effective June 24, 2021.

The following is a schedule by years of aggregate maturities of indebtedness at September 30, 2021:

2022	$3,858
2023	3,441
2024	3,571
2025	3,704
2026	3,843
Thereafter	131,483
$149,900

Stran & Company, Inc.

NOTES TO FINANCIAL STATEMENTS

(UNAUDITED)

(Continued)

H.	contingent earn-out liability:

In connection with the asset acquisition, as discussed in Note M, the customer list was purchased using a Contingent Earn-Out Calculation. The purchase price is equal to fifteen percent (15%) of the gross profit earned from the sale of product to the customer list for year 1 and thirty percent (30%) for years 2 and 3. Payments are due on the anniversary date of the purchase. Based upon historical information, management has estimated the fair market value of these payments to be $2,253,690 and has been recorded as Intangible Asset – Customer List and the related Contingent Earn-Out Liability at this amount. At September 30, 2021 and December 31, 2020, the Company’s evaluation of the intangible asset has resulted in accumulated impairment of $69,584 and $0, respectively.

I.	UNearned revenue:

Unearned revenue includes customer deposits and deferred revenue which represent prepayments from customers. At September 30, 2021 and December 31, 2020, the Company had unearned revenue totaling $620,842 and $564,227, respectively.

	Nine Months Ended September 30, 2021	Twelve Months Ended December 31, 2020
Beginning Balance	$564,227	$362,951
Revenue recognized	(27,075,116)	(37,752,173)
Amounts collected or invoiced	27,131,731	37,953,449
Ending Balance	$620,842	$564,227

J.	reward card program liability:

The Company manages reward card programs for customers. Under this program, the Company receives cash and simultaneously records a liability for the total amount received. These accounts are adjusted on a periodic basis as reward cards are funded or reduced at the direction of the customers. At September 30, 2021 and December 31, 2020, the company had deposits totaling $43,878 and $173,270, respectively.

K.	DUE TO STOCKHOLDER:

The amount due to stockholder is unsecured and accrues interest at 5% compounding monthly. There is no formal repayment plan and, accordingly, this amount has been recorded as long-term. At September 30, 2021 and December 31, 2020, the amounts due to stockholder were $500,000 and $0, respectively. As of September 30, 2021 and December 31, 2020 interest accrued on the note amounted to $1,096 and $0, respectively.

L.	Note Payable - wildman:

In connection with the asset acquisition as discussed in Note M, the Company had an amount due to the seller of $162,358 for the inventory purchased. This amount accrues no interest, and is to be paid “as used” on a quarterly basis through the three year earn-out period as discussed in Note H. At September 30, 2021, the note totaled $162,358. The Company anticipates that the note will be paid in full within the next twelve months, accordingly the note payable has been classified as current on the balance sheet as of September 30, 2021.

M.	ACquisition:

On August 24, 2020 the Company entered into an asset purchase agreement to acquire inventory, select fixed assets, and a customer list from Wildman Business Group, LLC (WBG). In accordance with Financial Accounting Standards Board (“FASB” ASC 805), “Business Combinations”, the acquisition method of accounting is used and recognition of the assets acquired is at fair value as of the acquisition dates. All acquisition costs are expensed as incurred. Amortization of the acquired customer list is straight-line for ten years.

Stran & Company, Inc.

NOTES TO FINANCIAL STATEMENTS

(UNAUDITED)

(Continued)

M.	ACquisition: (Continued)

The consideration paid has been allocated to the assets acquired based on their estimated fair values at the acquisition date. The estimate of fair values for tangible assets acquired were agreed to by both buyer and seller. The aggregate purchase price was $2,937,222. As of September 30, 2021, the asset has been impaired in the amount of $69,584.

Fair Value of Identifiable Assets Acquired:
Inventory	$649,433
Property and Equipment	34,099
Intangible - Customer List	2,253,690
$2,937,222

Consideration Paid:
Cash	$521,174
Note Payable - Wildman	162,358
Wildman Contingent Earn-Out Liability	2,253,690
$2,937,222

N.	LEASE OBLIGATIONS:

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The company is a lessee in a non-cancellable operating lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The company recognizes a lease liability and right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of the Company’s lease are not readily determinable and accordingly, the Company used their incremental borrowing rate based on the information available at the commencement date of the lease. The Company’s incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease costs for lease payments is recognized on a straight-line basis over the lease term. The Company has entered into operating lease agreements for its office space.

The following is a schedule by years of future minimum lease payments at September 30, 2021:

2022	$343,503
2023	349,412
2024	323,584
2025	325,776
2026	-
$1,342,275

Rent expense for the nine months ended September 30, 2021 and 2020 totaled $297,105 and $311,430, respectively.

Stran & Company, Inc.

NOTES TO FINANCIAL STATEMENTS

(UNAUDITED)

(Continued)

O.	CAPITAL STRUCTURE:

On May 24, 2021 the Company authorized a capital stock change from 200,000 shares of common stock, $0.01 par value, to 350,000,000 shares, consisting of 300,000,000 shares of common stock, par value $0.0001 per share, and 50,000,000 shares of “blank check” preferred stock, par value $0.0001 per share. At the same time, the Company also completed a 100,000-for-1 forward stock split of the outstanding common stock through the merger by issuing 100,000 shares of our common stock for each previously outstanding share of common stock of the predecessor Massachusetts company. As a result of this stock split, the Company’s issued and outstanding common stock increased from 100 shares to 10,000,000 shares.

P.	ADVERTISING:

The Company follows the policy of charging the costs of advertising to expense as incurred. For the nine months ended September 30, 2021 and 2020, advertising costs amounted to $99,241 and $56,771, respectively.

Q.	MAJOR CUSTOMERs:

For the nine months ended September 30, 2021, the Company had no major customers.

For the nine months ended September 30, 2020, the Company had two major customers to which sales accounted for approximately 44% of the Company’s revenues. The Company had accounts receivable from these customers amounting to 28% of the total accounts receivable balance.

R.	EMPLOYEE BENEFIT PROGRAM:

Effective September 1998, the Company has a SIMPLE IRA plan (Savings Incentive Match Plan for Employees) covering all employees who meet certain requirements. Each employee is 100% vested in their contribution and the company match. The Company makes a matching contribution on a semi-monthly basis based on the contribution the employee makes and the amount of compensation earned during that pay period. Employer contributions accrued and charged to this plan for the nine months ended September 30, 2021 and 2020 amounted to $123,409 and $81,622, respectively.

S.	SUBSEQUENT EVENTS:

Management has evaluated events occurring after the balance sheet date through January 5, 2022, the date in which the financial statements were available to be issued.

On November 12, 2021, the closing of the Offering was completed. At the closing, the underwriters fully exercised their option to purchase an additional 650,602 shares of Common Stock and 650,602 Warrants. Therefore, the Company sold 4,987,951 shares of Common Stock and 4,987,951 Warrants for total gross proceeds of $20,699,996.65. After deducting the underwriting commission and expenses, the Company received net proceeds of approximately $18,747,317.

On November 22, 2021, the Company entered into a secured revolving line of credit with Salem Five Bank permitting the Company to borrow up to $7,000,000, replacing the previous line of credit with Bank of America. The line bears interest at the Prime rate plus 0.50%. The line is reviewed annually and is due on demand. This line of credit is secured by substantially all assets of the Company.

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Stran & Company, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Stran & Company, Inc. as of December 31, 2020 and 2019, the related statements of operations, stockholders’ equity (deficit), and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ BF Borgers CPA PC

BF Borgers CPA PC

We have served as the Company’s auditor since 2021.

Lakewood, CO

July 23, 2021, except for the effects on the financial statements of the stock split, as to which the date is October 6, 2021

STRAN & COMPANY, INC.

BALANCE SHEETS

DECEMBER 31, 2020 AND 2019

	2020	2019
ASSETS
CURRENT ASSETS:
Cash	$647,235	$2,438,260
Accounts Receivable	5,679,580	5,116,533
Due From Affiliate	-	138,561
Inventory	2,499,049	1,945,812
Prepaid Expenses	122,516	383,315
Security Deposit	324,927	1,725
	9,273,307	10,024,206

PROPERTY AND EQUIPMENT, NET:	449,972	458,031

OTHER ASSETS:
Intangible Asset - Customer List, Net	2,216,128	-
Due From Stockholder	6,748	-
Right of Use Asset - Office Leases	1,358,517	1,622,115.00
	3,581,393	1,622,115
	$13,304,672	$12,104,352

LIABILITIES AND STOCKHOLDER’S EQUITY
CURRENT LIABILITIES:
Note Payable - Line of Credit	$1,650,000	$2,150,000
Current Portion of Long Term Debt	153,133	-
Current Portion of Wildman Contingent Earn-Out Liability	402,730	-
Current Obligation under Right of Use Asset - Office Leases	299,765	356,881
Accounts Payable and Accrued Expenses	3,267,933	4,202,214
Accrued Payroll and Related	1,021,971	876,177
Corporate Income Taxes Payable	231,980	156,816
Unearned Revenue	564,227	362,951
Rewards Program Liability	173,270	2,069,119
Sales Tax Payable	73,010	28,179
Note Payable - Wildman	162,358	-
	8,000,377	10,202,337

LONG-TERM LIABILITIES:
Long-Term Debt, Net of Current Portion	766,829	-
Long-Term Wildman Contingent Earn-Out Liability	1,850,960	-
Long-Term Obligation under Right of Use Asset - Office Leases	1,058,752	1,265,234
	3,676,541	1,265,234

DUE TO STOCKHOLDER	-	38,207

STOCKHOLDER’S EQUITY:
Common Stock, $0.0001 Par Value; 300,000,000 Shares Authorized, 10,000,000 Shares Issued and Outstanding
	100	100
Retained Earnings	1,627,654	598,474
	1,627,754	598,574
	$13,304,672	$12,104,352

The accompanying notes are an integral part of these financial statements.

STRAN & COMPANY, INC.

STATEMENTS OF EARNINGS AND RETAINED EARNINGS

YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019

SALES	$37,752,173	$30,316,831

COST OF SALES:
Purchases	24,167,798	19,395,199
Freight	2,099,511	1,961,441
	26,267,309	21,356,640

GROSS PROFIT	11,484,864	8,960,191

OPERATING EXPENSES:
Bad Debt Expense	67,899	140,292
General and Administrative Expenses	9,926,092	8,226,145
	9,993,991	8,366,437

EARNINGS FROM OPERATIONS	1,490,873	593,754

OTHER INCOME AND (EXPENSE):
Interest Expense	(49,457)	(109,117)
Interest Income	-	977
Other Income	10,000	76,000
	(39,457)	(32,140)

EARNINGS BEFORE INCOME TAXES	1,451,416	561,614

INCOME TAXES:
State	118,300	59,011
Federal	303,936	112,740
	422,236	171,751

NET EARNINGS	1,029,180	389,863

RETAINED EARNINGS, BEGINNING	598,474	208,611

RETAINED EARNINGS, ENDING	$1,627,654	$598,474

The accompanying notes are an integral part of these financial statements.

STRAN & COMPANY, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY

YEARS ENDED DECEMBER 31, 2020 AND 2019

				Total
	Common Stock		Retained	Stockholders
	Shares	Value	Earnings	Equity
Balance, January 1, 2019	10,000,000	$100	$208,611	$208,711

Net Earnings	-	-	389,863	389,863

Balance, December 31, 2019	10,000,000	$100	598,474	598,574

Net Earnings	-	-	1,029,180	1,029,180

Balance, December 31, 2020	10,000,000	$100	$1,627,654	$1,627,754

The accompanying notes are an integral part of these financial statements.

STRAN & COMPANY, INC.

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Earnings	$1,029,180	$389,863
Noncash Items Included in Net Earnings:
Depreciation and Amortization	222,087	174,381
(Increase) Decrease In:
Accounts Receivable	(563,047)	(1,624,540)
Deferred Income Taxes	-	2,540
Due From Affiliate	138,561	(138,561)
Inventory	(390,879)	(515,251)
Prepaid Expenses	260,798	(317,398)
Security Deposit	(323,202)	(1,300)
Note Receivable	-	40,500
Increase (Decrease) In:
Accounts Payable and Accrued Expenses	(934,281)	1,055,621
Accrued Payroll and Related	145,794	196,696
Corporate Income Taxes Payable	75,164	142,602
Unearned Revenue	201,276	(590,354)
Rewards Program Liability	(1,895,849)	2,069,119
Sales Tax Payable	44,831	(11,263)
	(1,989,565)	872,655

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to Property and Equipment	(176,467)	(117,880)

CASH FLOWS FROM FINANCING ACTIVITIES:
New Borrowings:
Note Payable - Line of Credit	4,680,000	10,000,055
Long-Term Debt	919,962	-
Debt Reduction:
Note Payable - Line of Credit	(5,180,000)	(10,350,000)
Long-Term Debt	-	(2,192)
Increase (Decrease) in Due To Stockholder	(44,955)	25,700

	375,007	(326,437)

NET INCREASE IN CASH	(1,791,025)	428,338

CASH - BEGINNING	2,438,260	2,009,922
CASH - ENDING	$647,235	$2,438,260

STRAN & COMPANY, INC.

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2020 AND 2019

(CONTINUED)

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

	2020	2019
Cash Paid During The Year For:
Interest	$49,457	$109,117
Income Taxes	$347,072	$29,149

Schedule of Noncash Investing and Financing Transactions
Cost of Intangible Asset - Customer List	$2,253,690	$-
Wildman Contingent Earn-Out	(2,253,690)	-
Cash Used for Purchase of Intangible Asset - Customer List	$-	$-

Cost of Wildman Inventory	$649,433	$-
Note Payable - Wildman	(162,358)	-
Cash Used for Purchase Wildman Inventory	$487,075	$-

The accompanying notes are an integral part of these financial statements.

Stran & Company, Inc.

NOTES TO FINANCIAL STATEMENTS

A.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

1.	Organization - Stran & Company, Inc., (the Company) was incorporated under the laws of the Commonwealth of Massachusetts and commenced operations on November 17, 1995.

2.	Operations - The Company is an outsourced marketing solutions provider that sells branded products to customers. The Company purchases products and branding through various third-party manufacturers and decorators and resells the finished goods to customers.

In addition to selling branded products, the Company offers clients custom sourcing capabilities; a flexible and customizable e-commerce solution for promoting branded merchandise and other promotional products, managing promotional loyalty and incentives, print collateral, and event assets, order and inventory management, and designing and hosting online retail popup shops, fixed public retail online stores, and online business-to-business service offerings; creative and merchandising services; warehousing/fulfillment and distribution; print-on-demand; kitting; point of sale displays; and loyalty and incentive programs.

3.	Method of Accounting – The Company’s financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. (“U.S. GAAP”).

4.	Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents.

5.	Concentration of Credit Risk - Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of accounts receivable and deposits in excess of federally insured limits. These risks are managed by performing ongoing credit evaluations of customers’ financial condition and by maintaining all deposits in high quality financial institutions.

6.	Inventory – Inventory consists of finished goods (branded products) and goods in process (un-branded products awaiting decoration). All inventory is stated at the lower of cost (first-in, first-out method) or market value.

7.	Property and Equipment - Property and equipment are recorded at cost. Maintenance and repairs are charged to expense as incurred whereas major betterments are capitalized. Depreciation is provided using straight-line and accelerated methods over five years.

8.	Fair Value of Financial Instruments - The Company’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, and notes payable. The recorded values of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, and notes payable approximate their fair values based on their short-term nature.

9.	Revenue Recognition - In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”), which is aimed at creating common revenue recognition guidance for GAAP and the International Financial Reporting Standards (“IFRS”). This new guidance provides a comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue guidance issued by the FASB. ASU 2014-09 also requires both qualitative and quantitative disclosures, including descriptions of performance obligations.

Stran & Company, Inc.

NOTES TO FINANCIAL STATEMENTS

(Continued)

A.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

On January 1, 2019, the Company adopted ASU 2014-09 and all related amendments (“ASC 606”) and applied its provisions to all uncompleted contracts using the modified retrospective basis. The application of this new revenue recognition standard resulted in no adjustment to the opening balance of retained earnings.

Performance Obligations - Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the company determines the customer has obtained control over the promised good or service. The amount of revenue recognized reflects the consideration of which the Company expects to be entitled in exchange for the promised goods or services.

The following provides detailed information on the recognition of the Company’s revenue from contracts with customers:

Product Sales - The Company is engaged in the development and sale of promotional programs and products. Revenue on the sale of these products is recognized after orders are shipped.

Reward Card Program - The Company facilitates a reward card program for a customer and receives a transaction fee when the customer issues or replenishes a new reward card. Revenue is recognized when cards are issued or replenished.

The following table disaggregates the Company’s revenue based on the timing of satisfaction of performance obligations for the year ended December 31,:

	2020	2019
Performance Obligations Satisfied at a Point in Time	$37,752,173	$30,316,831
Performance Obligations Satisfied Over Time	-	-
Total Revenue	$37,752,173	$30,316,831

10.	Freight - The Company includes freight charges as a component of cost of goods sold.

11.	Uncertainty in Income and Other Taxes - The Company adopted the standards for Accounting for Uncertainty in Income Taxes (income, sales, use, and payroll), which required the Company to report any uncertain tax positions and to adjust its financial statements for the impact thereof. As of December 31, 2020 and 2019, the Company determined that it had no tax positions that did not meet the “more likely than not” threshold of being sustained by the applicable tax authority. The Company files tax and information returns in the United States Federal, Massachusetts, and other state jurisdictions. These returns are generally subject to examination by tax authorities for the last three years.

12.	Income Taxes - Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are provided for differences between the basis of assets and liabilities for financial statements and income tax purposes. The Company has historically utilized accelerated tax depreciation to minimize federal income taxes.

Stran & Company, Inc.

NOTES TO FINANCIAL STATEMENTS

(Continued)

A.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

13.	Sales Tax - Sales tax collected from customers is recorded as a liability, pending remittance to the taxing jurisdiction. Consequently, sales taxes have been excluded from revenues and costs. The Company remits sales, use, and GST taxes to Massachusetts, other state jurisdictions, and Canada, respectively.

14.	Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

B.	ALLOWANCE FOR DOUBTFUL ACCOUNTS, NET:

The Company uses the allowance method to account for uncollectible accounts receivable balances. Under the allowance method, an estimate of uncollectible customer balances is made based on the Company’s prior history and other factors such as credit quality of the customer and economic conditions of the market. Based on these factors, at December 31, 2020 and 2019, there was an allowance for doubtful accounts of $150,847 and $158,244, respectively.

C.	DUE FROM AFFILIATE:

The Company manages and operates Stran Loyalty Group. The sole shareholder of the Company is a major shareholder in the parent company of Stran Loyalty Group. The amount due from affiliate is unsecured, non-interest bearing, and temporary in nature. This amount was collected in 2020. At December 31, 2020 and 2019, the amounts outstanding were $0 and $138,561, respectively.

D.	INVENTORY:

Inventory consists of the following as of December 31,:

	2020	2019
Finished Goods (branded products)	$2,271,982	$1,745,615
Goods in Process (un-branded products)	227,067	200,197
	$2,499,049	$1,945,812

E.	PROPERTY AND EQUIPMENT:

Property and Equipment consists of the following as of December 31,:

	2020	2019
Leasehold Improvements	$5,664	$5,664
Office Furniture and Equipment	342,692	260,197
Software	654,340	560,368
Transportation Equipment	62,424	62,424
	1,065,120	888,653
Accumulated Depreciation	(615,148)	(430,622)
	$449,972	$458,031

F.	DUE FROM STOCKHOLDER:

The amount due from stockholder is unsecured and non-interest bearing. There is no formal repayment plan and, accordingly, this amount has been recorded as long-term. At December 31, 2020 and 2019, the amounts due from stockholder were $6,748 and $0, respectively.

Stran & Company, Inc.

NOTES TO FINANCIAL STATEMENTS

(Continued)

G.	NOTE PAYABLE - LINE OF CREDIT:

The Company has a $2,500,000 line of credit with Bank of America At December 31, 2020 and 2019, borrowings on this line of credit amounted to $1,650,000 and $2,150,000, respectively. The line bears interest at the LIBOR Daily Floating Rate plus 2.75%. At December 31, 2020 and 2019, interest rates were 4.20% and 4.55%, respectively. The line is reviewed annually and is due on demand. This line of credit is secured by substantially all assets of the Company.

H.	LONG-TERM DEBT:

Long-Term Debt consists of the following at December 31,:

		2020	2019
1.00%	Loan Payable - PPP Loan - Bank of America: Due in monthly installments of $1,209 including interest to March 2025.	$770,062	$-
3.75%	Loan Payable - EIDL Loan - SBA: Due in monthly installments of $731 including interest to April 2051.	149,900	-
		919,962	-
	Current Portion	(153,133)	-
	Long-Term Debt	$766,829	$-

On April 15, 2020, the Company received loan proceeds from Bank of America in the amount of approximately $770,062 under the Paycheck Protection Program (“PPP”). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”), provides for loans to qualifying businesses for amounts up to 2.5 times the average qualifying monthly payroll expenses of the qualifying business. The loans and accrued interest are forgivable as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower is unable to re-hire to the same employment level on or before December 31, 2020, reduces salaries during the covered period, or uses more than forty percent of the money spent on non-employment expenses.

The unforgiven portion of the PPP loan is payable over five years at an interest rate of 1%, with a deferral of payments for the first six months. The Company intends to use the proceeds for purposes consistent with the PPP. While the Company currently believes that its use of the loan proceeds will meet the conditions for forgiveness, the Company has not yet received forgiveness. Accordingly, the entire PPP loan balance has been recorded as a liability at December 31, 2020.

The following is a schedule by years of aggregate maturities of indebtedness at December 31,:

2021	$153,133
2022	155,844
2023	157,502
2024	159,181
2025	160,879
Thereafter	133,423
$919,962

Stran & Company, Inc.

NOTES TO FINANCIAL STATEMENTS

(Continued)

I.	contingent earn-out liability:

In connection with the asset acquisition, as discussed in Note N, the customer list was purchased using a Contingent Earn-Out Calculation. The purchase price is equal to fifteen percent (15%) of the gross profit earned from the sale of product to the customer list for year 1 and thirty percent (30%) for years 2 and 3. Payments are due on the anniversary date of the purchase. Based upon historical information, management has estimated the fair market value of these payments to be $2,253,690 and has been recorded as Intangible Asset – Customer List and the related Contingent Earn-Out Liability at this amount.

J.	UNearned revenue:

Unearned revenue includes customer deposits and deferred revenue which represent prepayments from customers.

	2020	2019
Balance at January 1,	$362,951	$953,306
Revenue recognized	(37,752,173)	(30,316,831)
Amounts collected or invoiced	37,953,449	29,726,476
Balance at December 31,	$564,227	$362,951

K.	reward card program liability:

The Company manages reward card programs for customers. Under this program, the Company receives cash and simultaneously records a liability for the total amount received. These accounts are adjusted on a periodic basis as reward cards are funded or reduced at the direction of the customers. At December 31, 2020 and 2019, the company had deposits totaling $173,270 and $2,069,119, respectively.

L.	DUE To STOCKHOLDER:

The amount due to stockholder is unsecured and non-interest bearing. There is no formal repayment plan and, accordingly, this amount has been recorded as long-term. At December 31, 2020 and 2019, the amounts due to stockholder were $0 and $38,207, respectively.

M.	Note Payable - wildman:

In connection with the asset acquisition as discussed in Note N, the Company had an amount due to the seller of $162,358 for the inventory purchased. This amount accrues no interest, and is to be paid “as used” on a quarterly basis through the three year earn-out period as discussed in Note I. At December 31, 2020, the note totaled $162,358. The Company anticipates that the note will be paid in full in 2021, accordingly the note payable has been classified as current on the balance sheet as of December 31, 2020.

N.	Aquisition:

On August 24, 2020, the Company entered into an asset purchase agreement to acquire inventory, select fixed assets, and a customer list from Wildman Business Group, LLC (WBG). In accordance with Financial Accounting Standards Board (“FASB” ASC 805), “Business Combinations”, the acquisition method of accounting is used and recognition of the assets acquired is at fair value as of the acquisition dates. All acquisition costs are expensed as incurred. The consideration paid has been allocated to the assets acquired based on their estimated fair values at the acquisition date. The estimate of fair values for tangible assets acquired were agreed to by both buyer and seller. The aggregate purchase price was $2,937,222. Amortization of the acquired customer list is straight-line for ten years.

Stran & Company, Inc.

NOTES TO FINANCIAL STATEMENTS

(Continued)

N.	Aquisition: (Continued)

Fair Value of Identifiable Assets Acquired:
Inventory	$649,433
Property and Equipment	34,099
Intangible - Customer List	2,253,690
$2,937,222

Consideration Paid:
Cash	$521,174
Note Payable - Wildman	162,358
Wildman Contingent Earn-Out Liability	2,253,690
$2,937,222

O.	LEASE OBLIGATIONS:

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The company is a lessee in a non-cancellable operating lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The company recognizes a lease liability and right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of the Company’s lease are not readily determinable and accordingly, the Company used their incremental borrowing rate based on the information available at the commencement date of the lease. The Company’s incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease costs for lease payments is recognized on a straight-line basis over the lease term. The Company has entered into operating lease agreements for its office space.

The following is a schedule by years of future minimum lease payments at December 31, 2020:

2021	$341,619
2022	343,503
2023	345,252
2024	322,491
2025	135,740
$1,488,605

Rent expense for the years ended December 31, 2020 and 2019 totaled $406,806 and $365,360, respectively.

Stran & Company, Inc.

NOTES TO FINANCIAL STATEMENTS

(Continued)

P.	ADVERTISING:

The Company follows the policy of charging the costs of advertising to expense as incurred. For the years ended December 31, 2020 and 2019, advertising costs amounted to $135,436 and $71,110, respectively.

Q.	MAJOR CUSTOMERs:

For the year ended December 31, 2020, the Company had one major customer to which sales accounted for approximately 14% of the Company’s revenues. The Company had no accounts receivable from the customers.

For the year ended December 31, 2019, the Company had two major customers to which sales accounted for approximately 23% of the Company’s revenues. The Company had accounts receivable from these customers amounting to 22% of the total accounts receivable balance.

R.	EMPLOYEE BENEFIT PROGRAM:

Effective September 1998, the Company has a SIMPLE IRA plan (Savings Incentive Match Plan for Employees) covering all employees who meet certain requirements. Each employee is 100% vested in their contribution and the company match. The Company makes a matching contribution on a semi-monthly basis based on the contribution the employee makes and the amount of compensation earned during that pay period. Employer contributions accrued and charged to this plan for the years ended December 31, 2020 and 2019 amounted to $123,177 and $105,775, respectively.

S.	SUBSEQUENT EVENTS:

Management has evaluated events occurring after the balance sheet date through January 5, 2022, the date on which the financial statements were available to be issued.

9,967,987 Shares of common stock

Stran & Company, Inc.

PROSPECTUS

January 5, 2022